File N°82-4672

02 FEB -6 AM 8:10




02002985

SUPPL

ACCOR ADR PROGRAM

List of information
furnished pursuant to Rule 12g3 - 2 (b) under the Securities and Exchange Act of 1934

Definitions

BALO : « Bulletin des Annonces Légales Obligatoires » - French Legal Publication for listed companies

« La semaine de l'Ile de France » : French Legal Publication published in the headquarter's region of the company

COB : « Commission des Opérations de Bourse » - French Stock Exchange Commission

Decree 67-236 or Decree of March 23, 1967

Financial Statements				
14/2/96	1995 Consolidated Revenues	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.1.
24/4/96	1995 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.2.
15/5/96	1996 First Quarter Consolidated Revenues	BALO	Decree 67-236 of March 23, 1967, article 297	I.3.
4/6/96	1995 Annual Report	filed, on April 25, 1996, under COB reference number R.96-088	Decree 67-236 of March 23, 1967, article 295	I.4.
9/8/96	1996 First Half Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.5.
7/10/96	1996 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.6.
15/11/96	1996 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.7.
19/2/97	1996 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.8.
23/4/97	1996 Results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.9.
12/5/97	1997 First Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.10.
4/6/97	1996 Annual Report	filed, on April 30, 1997, under COB reference number R.97-126	Decree 67-236 of March 23, 1967, article 295	I.11.
6/8/97	1997 First Half Consolidated Revenues	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.12.
7/10/97	1997 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.13.
12/11/97	1997 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.14.
12/2/98	1997 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.15.

Financial Statements				
7/4/98	1997 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.16.
15/5/98	1998 First quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.17.
9/6/98	1997 Annual Report	filed, on May 20, 1998, under COB reference number R.98-204	Decree 67-236 of March 23, 1967, article 295	I.18.
11/8/98	1998 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.19.
6/10/98	1998 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297-1	I.20.
11/2/99	1998 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.21.
30/3/99	1998 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.22.
6/5/99	1999 first quarter consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.23.
4/8/99	1999 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.24.
29/9/99	1999 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.25.
8/11/99	1999 first nine months consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.26.
4/2/00	1999 consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.27.
9/2/00	1999 result forecasts upgraded	Press release	Decree 67-236 of March 23, 1967, article 297	I.28.
21/3/00	1999 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.29.
09/05/00	2000 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.30.
27/07/00	2000 first half consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.31.

Financial Statements				
27/09/00	2000 first half results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.32.
30/10/00	2000 First nine months consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.33.
31/01/01	2000 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.34.
13/03/01	2000 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.35
09/05/01	2001 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.36
02/08/01	2001 Half Year consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.37
19/09/01	2001 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.38
06/11/01	Consolidated Sales for the First Nine Months of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.39
29/01/02	Consolidated Sales for the Full Year of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.40

Invitations to Shareholders' Meetings				
26/4/96	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1996	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.1.
22/11/96	Invitation to General Extraordinary Shareholders' Meeting of January 7, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.2.
25/4/97	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.3.
12/5/98	Invitation to General Ordinary and Extraordinary Shareholders' Meetings of June 9, 1998	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.4.
10/5/99	Invitation to Ordinary General Meeting of Shareholders of May 27, 1999	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.5.
5/11/99	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.6.
15/05/00	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.7.
30/04/01	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.8.

Changes in Share Capital			
4/6/96	Increase in share capital by FF 343,685,400 through the creation of 3,436,854 new shares with FF 100 per value each to be distributed to IBL shareholders for the payment of their transfers	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
22/7/96	Increase in share capital by FF 72,327,400 through the creation of 723,274 new shares with FF 100 per value each for the payment of the 1995 stock dividend	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
31/12/96	Increase in share capital by FF 4,120,500 through the creation of 41,205 new shares with FF 100 per value each (bonds converted and stock options exercised)	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
4/6/97	Increase in share capital by FF 234,776,100 through the	BALO	Decree 67-236 of March 23, 1967,

	creation of 2,347,761 shares with FF 100 per value each to be distributed to Sphere International shareholders following the share exchange parity of the merger/acquisition by Accor	La semaine de l'Ile de France	article 287
15/12/99	Increase in share capital by € 8,271,045 through the issuance of 551,403 shares with € 15 par value each to be distributed to Participations SA and SEIH shareholders following the share exchange parity of the merger and transfer of the hotel assets	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287
15/12/99	Five-for-one split of the Accor share, from € 15 to € 3 ; total share capital of € 551,487,225 represented by 183,829,075 shares of € 3 par value	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287

Financial Operations				
26/4/96	Accor's Exchange Offer on IBL shares	Filed under COB reference number E.96-090 Press Release	COB Rule 91-02, article 15-1	IV.1.
23/5/96	Success of Accor's Exchange Offer on IBL shares	Press Release	COB Rule 91-02, article 15-1	IV.2.
25/4/97	Merger/Acquisition of Economy and Budget Hotel activities within Accor	Filed under COB reference number E.97-111 Press Release	COB Rule 91-02, article 15-1	IV.3.
4/12/97	Buy out offer for shares of AAPC	Press Release	COB Rule 90-02, article 4	IV.4.
13/2/98	Successful Offer for AAPC	Press Release	COB Rule 90-02, article 4	IV.5.
12/7/99	Red Roof Inns Inc. to be acquired by Accor	Press Release	COB Rule 98-07	IV.6.
13/8/99	Accor holds over 99% of shares of Red Roof Inns, Inc. upon the completion of the tender offer	Press Release	COB Rule 98-07	IV.7.
05/07/01	Issuing of a € 800,000,000 5.75% Notes due July 5, 2006	Offering Circular	Filed under Clearstream Luxembourg number 013144036 and Euroclear France umber 48640	IV.8.
10/01/02	Takeover Bid for Compagnie Européenne de Casinos	Filed under COB reference n°02-013 dated January 8, 2002 Press Release	COB	IV.9.

Other			
June 96	Letter to Shareholders		V.1.
4/7/96	Sale of six Hotel Sofitel properties	Press Release	V.2.
7/10/96	Proposition of changes in Accor's legal structure and appointment of Jean-Marc Espalioux as Chairman of the Management Board	Press Release	V.3.
November 96	Letter to Shareholders		V.4.
7/1/97	Accor adopts new structure with Management Board and Supervisory Board ; Jean-Marc Espalioux is appointed Chairman of the Management Board	Press Release	V.5.
5/3/97	Accor sold successfully 11.5% of Compass share capital	Press Release	V.6.
4/6/97	Annual General Shareholders' Meeting	Press Release	V.7.
July 97	Letter to Shareholders		V.8.
1/9/97	Charterhouse and Accor to sell HRC	Press Release	V.9.
November 97	Letter to Shareholders		V.10.
17/2/98	Accor sells 5% interest in Compass	Press Release	V.11.
6/5/98	Accor sells Motel 6 properties worth USD 450 million	Press Release	V.12.
May 98	Letter to Shareholders		V.13.
9/6/98	Annual General Shareholders' Meetings	Press Release	V.14.
Nov. 98	Letter to Shareholders		V.15.
26/1/99	Accor to acquire Scandinavia's Good Morning Hotels chain	Press Release	V.16.
8/2/99	Acquisition of Frantour by Accor	Press Release	V.17.
2/3/99	Accor to issue bonds exchangeable into Compass shares	Press Release	V.18.
3/3/99	Increase of the amount of the bond issue to EUR 433 million	Press Release	V.19.
15/11/99	Letter to Shareholders		V.20.
26/11/99	Sale of 50% stake in Europcar International to Volkswagen - Establishment of strategic partnership between the two groups	Press Release	V.21.

Other			
15/05/00	Letter to Shareholders		V.22.
30/05/00	1999 Annual Report		V.23.
15/10/00	Letter to Shareholders		V.24.
15/04/01	Letter to Shareholders		V.25.
01/06/01	2000 annual report		V.26.


ACCOR

2001 Consolidated Sales up +4 % to EUR 7,290 million

(in EUR million)	2000	2001	Change
Hotels	**4,738**	**5,052**	**+6.6%**
Services	**437**	**498**	**+14.0%**
Other activities	1,832	1,740	-5.1%
Total Group	**7,007**	**7,290**	**+4.0%**

Paris, January 29, 2002. _ Consolidated sales rose 4% to € 7,290 million in 2001. Excluding asset disposals and the currency effect, sales increased by **8.3%** during the year.

Reported growth of 4.0% broke down as follows:

- Like-for-like +2.5%
- Business expansion +5.8%
- Currency effect - 0.7%
- Asset disposals - 3.5%

Hotels: +6.6%

Hotel sales grew by 6.6%, reflecting a 0.8% increase in existing units and a 7.1% gain from business expansion.

Services: +14%

Services continued to enjoy strong growth, as sales rose 14% despite the negative currency effect (mainly the Brazilian real). On a comparable basis, sales were up 18.4%.

Other activities: - 5.1% (up 3.1% on a comparable basis)

Travel agencies	- 5.9%	(- 6.6% on a comparable basis)
Casinos	+ 24.6%	(+9.8% on a comparable basis)
Restaurants	- 13.1%	(+7.5% on a comparable basis)
Onboard train services	- 16.4%	(+6.7% on a comparable basis)



Fourth quarter 2001

In the aftermath of September 11, the fourth quarter figures were in line with Accor's expectations. The economy hotel segment held up very well in Europe, with comparable sales rising 3.9%, while in the US, economy hotel sales dropped by 7.1% still outperforming its competitive set. Mid- and upscale hotels lost 4.0% overall from the year-earlier period. The negative impact was more noticeable for Sofitel in the US, as the European business was supported by results from Novotel and Mercure and firm demand in the French and the UK provinces. Services turned in a remarkable performance in the fourth quarter, with revenues up 18.9% in Europe and 18.3% in Latin America.

2001 earnings outlook

In light of the reported data at December 31, 2001, Accor confirms its September 18 forecast that 2001 profit before tax and earnings per share will be close to those realized in 2000.

****

With 145,000 associates in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **hotels**: 3,700 hotels (415,000 rooms) in 90 countries, casinos, travel agencies, and restaurants;
- **services** to corporate clients and public institutions: each day, 12 million people in 31 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs, events) engineered and managed by Accor.

Contact

Eliane Rouyer
Tél. 01 45 38 86 26

Further information on Accor are available on Internet at www.accor.com/finance


ACCOR

Consolidated Sales *(in EUR million)*	First Quarter				Second Quarter				Third Quarter			
	2000	*2001*	*Variation 01/00 published*	*Variation 01/00 Like-for-Like*	*2000*	*2001*	*Variation 01/00 published*	*Variation 01/00 Like-for-Like*	*2000*	*2001*	*Variation 01/00 published*	*Variation 01/00 Like-for-Like*
Hotels	**983**	**1,122**	**+14.1%**	**+5.5%**	**1,246**	**1,361**	**+9.2%**	**+1.8%**	**1,288**	**1,349**	**+4.7%**	**0.0%**
Business and leisure	529	611	+15.6%	+6.6%	669	729	+8.9%	+2.4%	650	683	+5.0%	0.0%
Economy	194	221	+14.2%	+6.5%	241	266	+10.4%	+2.7%	253	281	+11.0%	+5.9%
Economy U.S.	260	289	+11.0%	+2.4%	336	366	+8.9%	-0.1%	385	385	-0.1%	-3.8%
Services	**98**	**116**	**+18.7%**	**+17.4%**	**108**	**126**	**+16.3%**	**+18.4%**	**105**	**123**	**+17.7%**	**+21.8%**
Other activities	**415**	**415**	**0.0%**	**+6.5%**	**466**	**462**	**-1.0%**	**+8.0%**	**448**	**425**	**-5.1%**	**+1.8%**
Travel management	120	124	+3.1%	+0.7%	138	142	+2.5%	-0.2%	132	115	-13.3%	-13.0%
Casinos	55	71	+28.8%	+11.1%	57	75	+30.3%	+13.5%	60	76	+27.1%	+11.4%
Restauration	126	115	-8.9%	+8.1%	135	123	-8.7%	+14.7%	126	108	-14.5%	+7.2%
On-board train services	74	63	-15.5%	+8.1%	87	70	-18.7%	+7.3%	80	75	-5.2%	+8.3%
Other	40	43	+8.2%	+9.4%	49	51	+5.2%	+7.3%	50	51	+1.7%	+5.4%
TOTAL	**1,496**	**1,652**	**+10.5%**	**+6.5%**	**1,820**	**1,948**	**+7.0%**	**+4.4%**	**1,841**	**1,897**	**+3.0%**	**+1.7%**

Consolidated Sales *(in EUR million)*	Fourth Quarter				December-end 2001 (YTD)			
	2000	*2001*	*Variation 01/00 published*	*Variation 01/00 Like-for-Like*	*2000*	*2001*	*Variation 01/00 published*	*Variation 01/00 Like-for-Like*
Hotels	**1,220**	**1,221**	**+0.1%**	**-3.3%**	**4,738**	**5,052**	**+6.6%**	**+0.8%**
Business and leisure	679	680	+0.2%	-4.0%	2,528	2,704	+7.0%	+1.0%
Economy	231	255	+10.2%	+3.9%	918	1,022	+11.3%	+4.7%
Economy U.S.	311	286	-7.9%	-7.1%	1,292	1,326	+2.6%	-2.4%
Services	**127**	**134**	**+5.4%**	**+16.2%**	**437**	**498**	**+14.0%**	**+18.4%**
Other activities	**503**	**438**	**-13.0%**	**-2.9%**	**1,832**	**1,740**	**-5.1%**	**+3.2%**
Travel management	140	120	-14.8%	-13.0%	531	499	-5.9%	-6.6%
Casinos	70	81	+14.5%	+4.3%	243	302	+24.6%	+9.8%
Restauration	156	126	-19.3%	+1.1%	543	472	-13.1%	+7.5%
On-board train services	91	69	-24.6%	+3.6%	332	277	-16.4%	+6.7%
Other	46	43	-5.0%	-9.0%	184	189	+2.4%	+3.2%
TOTAL	**1,851**	**1,793**	**-3.1%**	**-1.8%**	**7,007**	**7,290**	**+4.0%**	**+2.5%**



Hotel RevPAR by market segment December 2001, YTD	Occupancy Rate		Average Room Rate	RevPAR
	(in %)	(var. in pts)	(var. in %)	(var. in %)
Business and Leisure Europe	65.2%	- 2.0	+ 3.9%	+ 0.9%
Economy Europe	75.2%	- 0.3	+ 6.1%	+ 5.7%
Economy Lodging *(in USD)*	66.4%	- 0.3	- 1.4%	- 1.8%

Hotel RevPAR by country December 2001, YTD	Number of Rooms*	Occupancy Rate		Average Room Rate	RevPAR
(in local currency)		(in %)	(var. in pts)	(var. in %)	(var. in %)
France	81,859	72.0%	- 1.0	+ 4.9%	+ 3.5%
Germany	28,428	65.8%	- 2.0	+ 2.6%	(1) - 0.5%
U.K.	8,009	73.1%	+ 1.2	- 1.8%	(2) - 0.2%
The Netherlands	5,173	75.4%	- 2.2	+ 3.0%	+ 0.1%
Belgium	5,067	69.7%	- 1.4	+ 2.7%	+ 0.6%
Italy	3,174	66.9%	+ 0.7	+ 5.5%	+ 6.6%
Hungary	3,169	60.5%	- 4.5	- 2.5%	- 9.3%
U.S.A. (Business and Leisure)	3,110	62.0%	- 6.0	- 6.2%	- 14.5%

* *subsidiaries and managed*

(1) *-0.1% excluding business development*
(2) *+1.9% excluding business development*


ACCOR

Press Release

Accor joins forces with Colony Capital to launch a takeover bid for Compagnie Européenne de Casinos and create a European casino group

Paris, December 17, 2001. _ Accor Casinos is launching a friendly bid to purchase all outstanding shares of Compagnie Européenne de Casinos at a price of 52 euros per share. The share price represents a premium of 36% over the average share price of the past three months. Based on the acquisition of 100% of all outstanding shares, convertible securities and warrants, the bid is valued at 258 million euros.

On December 14, 2001 Accor Casinos acquired, from the founders of Compagnie Européenne de Casinos and other investors, at a price of 52 euros per share, several blocks of shares representing 23.4% of share capital, as well as commitments to tender an additional 16.6%.

This operation will be realized in cooperation with Colony Capital, a US-based investment fund, with the objective of creating a leading casino group in the European market. The partnership will be materialized through Colony Capital's acquisition of a 50% stake in Accor Casinos, with Accor remaining the industrial operator.

The merging of Compagnie Européenne de Casinos (22 establishments) with Accor Casinos (16 establishments) will create the leading French casino group. This marks a significant step in the process of concentration within the sector, which is growing strongly in Europe. This operation doubles the size of Accor Casinos and fits perfectly with Accor's overall strategy. It will have a positive impact on earnings in 2002, as well as on the Group's financial structure.

With a favorable outlook for the evolution of casino regulatory issues in Europe, the widespread opening of establishments to a well-diversified customer base, Accor is becoming a major player in this attractive market.


FRANCE

Compagnie Européenne de Casinos, founded in 1995 by André Der Krikorian, presently operates 22 casinos, including 19 in France and 3 in Belgium. Gross revenue totaled approximately 240 million euros in 2001. The company recently won the Meyrin casino concession, near Geneva.



Colony Capital, a private US-based investment fund specializing in real estate, has invested over US$ 8 billion, of which US$ 1.5 billion in Europe. Since 1999, Colony Capital and Accor have concluded several partnership agreements in the hotel sector. Colony Capital is one of the only US-based financial investment firm to pass the rigorous American regulatory and licensing standards for ownership of casinos, and has been an investor in the gaming industry since February 1999. Earlier this year, the firm purchased Resorts International in Atlantic City, New Jersey.

Accor Casinos presently operates 16 establishments (14 in France, 1 in Belgium, 1 in Malta) and generated gross revenue of 302 million euros in 2001. Accor Casinos recently won two new concessions in Switzerland.

With 145,000 associates in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **hotels**: 3,600 hotels (400,000 rooms) in 90 countries, casinos, travel agencies, and restaurants;
- **services** to corporate clients and public institutions: each day, 12 million people in 31 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs, events) engineered and managed by Accor.

Contacts

Accor
Marie-Claire Camus
Tel. + 33 (0)1 45 38 84 85

Colony Capital
Owen Blicksilver
Tel. + 1 516 742 59 50

Further information on Accor are available on Internet at ***accor.com***

Offre Publique d'Achat sur les actions, les obligations convertibles en actions et les bons de souscription d'actions de la société

COMPAGNIE EUROPEENNE DE CASINOS

par la société

ACCOR CASINOS

présentée par

GOLDMAN SACHS INTERNATIONAL

CIBC WORLD MARKETS

ODDO-PINATTON

Société de Bourse centralisatrice

Note d'information conjointe aux sociétés

COMPAGNIE EUROPEENNE DE CASINOS et ACCOR CASINOS

Offre Publique d'Achat sur les actions, les obligations convertibles en actions et les bons de souscription d'actions de la société

COMPAGNIE EUROPEENNE DE CASINOS

par la société

ACCOR CASINOS

présentée par

GOLDMAN SACHS INTERNATIONAL **CIBC WORLD MARKETS**

ODDO-PINATTON
Société de Bourse centralisatrice

Note d'information conjointe aux sociétés
COMPAGNIE EUROPEENNE DE CASINOS et ACCOR CASINOS

Prix de l'Offre :
52 € par action, 129,5 € par obligation convertible en actions et 3,33 € par bon de souscription d'actions
Durée de l'Offre :
du 10 janvier 2002 au 12 février 2002 inclus

COB

En application de l'article 621-8 alinéa 2 du Code Monétaire et Financier, la Commission des Opérations de Bourse a apposé le visa n° 02-013 en date du 8 janvier 2002 sur la présente note d'information, conformément aux dispositions de son règlement n° 89-03. Cette note d'information a été établie par l'émetteur et engage la responsabilité de ses signataires. Le visa n'implique ni approbation de l'opportunité de l'opération, ni authentification des éléments comptables et financiers présentés. Il a été attribué après examen de la pertinence et de la cohérence de l'information donnée dans la perspective de l'opération proposée aux investisseurs

La présente note incorpore par référence le document de référence établi par COMPAGNIE EUROPEENNE DE CASINOS, enregistré le 6 avril 2001 sous le numéro R.01-079.

Des exemplaires de la présente note et du document de référence sont disponibles auprès de : ACCOR CASINOS - 33, avenue du Maine – 75015 Paris
COMPAGNIE EUROPEENNE DE CASINOS – 30-32, avenue du Vieux Chemin de Saint-Denis – 92397 Villeneuve-la-Garenne
Goldman Sachs Paris Inc. & Cie – 2, rue de Thann – 75017 Paris
Oddo Pinatton – 12, boulevard de la Madeleine – 75440 Paris Cedex 09

1 PRESENTATION DE L'OFFRE

1.1 MOTIFS DE L'OPERATION ET INTENTIONS DE L'INITIATEUR

1.1.1 Présentation de ACCOR CASINOS et résumé des accords conclus entre le groupe ACCOR et les fonds d'investissement COLONY

ACCOR CASINOS, société non cotée dont le capital et les droits de vote sont directement et indirectement détenus à 94 % par ACCOR S.A. ("ACCOR") et à 6 % par ColEven S.A.S. ("ColEven") détenue par les fonds d'investissement COLONY ("COLONY"), est le troisième opérateur français de casinos. ACCOR CASINOS veut accélérer son développement en France ainsi que sur le territoire européen.

Dans le cadre de cette stratégie de développement, COMPAGNIE EUROPEENNE DE CASINOS, quatrième opérateur français disposant d'une implantation solide en Belgique et attributaire d'une concession à Meyrin en Suisse, constitue une opportunité de première importance.

Présentation de ACCOR S.A.

ACCOR, présent dans 140 pays avec 145.000 collaborateurs, est leader européen et groupe mondial dans ses deux grands métiers internationaux que sont l'hôtellerie et les services. ACCOR est également présent sur les marchés de la restauration et des services à bord des trains, et des agences de voyages.

Les renseignements relatifs à ACCOR figurent dans le document de référence enregistré auprès de la Commission des Opérations de Bourse le 27 avril 2001 sous le numéro R.01-154.

Suite aux événements du 11 septembre 2001, le groupe ACCOR a publié une prévision de résultats avant impôts qui s'établit entre € 700 et € 750 millions pour l'exercice 2001. Cette prévision est à comparer à une estimation de résultat de € 825 millions avant les événements.

Tous les événements significatifs récents ont fait l'objet de communiqués de presse et sont disponibles sur le site web de ACCOR (http://www.accor.com/Sf/cpress)

Description des intentions de ACCOR S.A.

ACCOR entend donner des moyens nécessaires à sa filiale ACCOR CASINOS pour devenir un leader européen de ce secteur et notamment en recherchant des investisseurs, susceptibles par des prises de participation significatives de fournir des capacités d'investissement.

Dans ce cadre, ACCOR a proposé à COLONY de participer au développement de ACCOR CASINOS. ACCOR a déjà conclu des accords de partenariats financiers dans l'hôtellerie avec les fonds d'investissement américains COLONY. ACCOR et COLONY ont deux participations en commun : l'hôtel Nikko à Paris (actuellement détenu à 40 % par ACCOR et 60 % par COLONY INVESTORS IV L.P.) et le portefeuille d'hôtels Sofitel Demeure et Libertel acquis auprès du groupe Vivendi en 1999 (actuellement détenu à 30 % par ACCOR et 70 % par COLONY INVESTORS III L.P. en association avec le fonds BLACKSTONE). Le groupe ACCOR assure la gestion de ces hôtels.

C'est dans ces conditions que ACCOR et COLONY ont convenu, dans une lettre d'intention, des conditions de principe (termsheet) de la prise de participation par COLONY à hauteur de 50 % du capital de ACCOR CASINOS. Cette lettre d'intention n'a pas force obligatoire sauf en ce qui concerne l'obligation pour les parties, si elles décident de réaliser la transaction qui en tout état de cause interviendra postérieurement à la clôture de la période d'offre, de négocier de bonne foi les termes d'un accord définitif en respectant lesdites conditions de principe.

La lettre d'intention prévoit que ACCOR demeurerait l'opérateur industriel de ACCOR CASINOS et en assurerait le management. Par ailleurs, la lettre d'intention prévoit la possibilité pour ACCOR, au cas où COLONY souhaiterait céder sa participation, d'acquérir cette participation à valeur de marché, étant entendu qu'il ne s'agira là, pour ACCOR, que d'une option et non d'une obligation. Enfin cette lettre d'intention prévoit également qu'il pourrait être accordé par ACCOR un crédit relais à COLONY pour compléter le financement de sa prise de participation dans ACCOR CASINOS.

Présentation des fonds d'investissement COLONY

Les fonds d'investissement COLONY, spécialisés dans l'immobilier et l'hôtellerie, sont présents dans le secteur des casinos aux Etats-Unis depuis février 1999. Le fonds COLONY INVESTORS IV L.P. a acquis en 2001 l'hôtel-casino Resorts International à Atlantic City (New Jersey).

ColEven, intégralement détenue par COLONY INVESTORS IV L.P., est une Société par Actions Simplifiée de droit français, dont le siège social est situé 6, rue Christophe Colomb 75008 à Paris. Elle détient 6 % de la société ACCOR CASINOS. Les fonds d'investissement COLONY envisagent de porter la participation de ColEven dans ACCOR CASINOS à 50 %, ce qui impliquera une ou plusieurs augmentations de capital de ColEven souscrites par COLONY INVESTORS IV L.P., COLONY INVESTORS V L.P. et leurs affiliés. ColEven n'a aucune autre participation que celle dans ACCOR CASINOS. COLONY INVESTORS IV, L.P. et COLONY INVESTORS V L.P. sont des " Limited Partnership " dont le siège social est situé dans l'Etat du Delaware aux Etats-Unis.

La stratégie d'investissement de COLONY INVESTORS IV L.P. est essentiellement axée sur des opérations à prépondérance immobilière ou à sous-jacent immobilier. Ce fonds, constitué en novembre 1999 et présidé par le fondateur des fonds d'investissement COLONY, Thomas J. Barrack Jr, a reçu USD 563 millions de disponibilités principalement levées auprès de trente et un investisseurs institutionnels américains. Son échéance est fixée à huit ans avec deux prorogations possibles d'un an. Avec plus de 85 % du montant déjà investi, le fonds a réalisé 25 opérations dont 10 aux Etats Unis, 8 en Asie et 7 en Europe. En Europe, COLONY INVESTORS IV L.P. a notamment investi dans les domaines suivants : développement de surfaces de bureaux en région parisienne, vignoble bordelais, maintenance ferroviaire et hôtellerie à Paris.

Le fonds COLONY INVESTORS V L.P. dispose à ce jour d'engagements irrévocables de la part d'investisseurs à hauteur de USD 200 millions. Sa stratégie d'investissement sera calquée sur celle de COLONY INVESTORS IV L.P.. Sa maturité est fixée à huit ans avec deux prorogations possibles d'un an. COLONY INVESTORS V L.P. prévoit de réaliser ses premiers investissements au début de l'année 2002.

1.1.2 Contexte de l'opération

Le 14 décembre 2001, ACCOR CASINOS s'est porté acquéreur au prix de 52 € par action des participations dans la société COMPAGNIE EUROPEENNE DE CASINOS, selon les modalités ci-après ("Cession de bloc hors marché réglementé"). Aucun autre titre de la société COMPAGNIE EUROPEENNE DE CASINOS n'avait été acquis par ACCOR CASINOS dans les 24 mois précédant cette opération.

Les actionnaires ci-après dénommés, signataires d'un pacte d'actionnaires du 5 avril 2000, constitutif d'un concert, ont cédé au prix de 52 € par action un bloc de 349.698 actions libres de nantissement, représentant 9,0 % du capital non dilué[1] et représentant 7,0 % du capital[1] et des droits de vote[2] sur une base totalement diluée de la société COMPAGNIE EUROPEENNE DE CASINOS:

- Monsieur A. DER KRIKORIAN
- Madame M. DER KRIKORIAN
- Madame C. ROBERT
- Monsieur S. MICHELET
- Madame T. AKOPOFF
- Monsieur J.L. LENDORMY
- Monsieur G. SIMONIAN
- Monsieur G. VASORI
- Monsieur F. VALS
- Monsieur S. ROBERT

Les signataires du pacte d'actionnaires ont mis fin au dit pacte suivant convention en date du 14 décembre 2001 avec effet immédiat.

ACCOR CASINOS s'est également porté acquéreur au prix de 52 € par action des blocs suivants :

- 210.756 titres représentant 5,4 % du capital non dilué[1] et représentant 4,2 % du capital[1] et des droits de vote[2] de la société COMPAGNIE EUROPEENNE DE CASINOS auprès de M. A. JACOMINO, sur une base totalement diluée ;
- 170.099 titres représentant 4,4 % du capital non dilué[1] et représentant 3,4 % du capital[1] et des droits de vote[2] de la société COMPAGNIE EUROPEENNE DE CASINOS auprès de COMPAGNIE EUROPEENNE DE CASINOS, sur une base totalement diluée ;
- 149.016 titres représentant 3,8 % du capital non dilué[1] et représentant 3,0 % du capital[1] et des droits de vote[2] de la société COMPAGNIE EUROPEENNE DE CASINOS auprès de OTTO INVESTMENT France LLC, ELAMAR GmbH, FINANCIERE GALLIERA, sur une base totalement diluée.

ACCOR CASINOS détient le 7 janvier 2002, 879.569 actions de COMPAGNIE EUROPEENNE DE CASINOS *représentant 22,7 % du capital non dilué[1] et représentant 17,7 % du capital[1] et des droits de vote[2] de* la Société sur une base totalement diluée.

En outre, six actionnaires agissant de concert se sont irrévocablement engagés (sauf en cas d'offre concurrente) à apporter à la présente offre au total 669.250 actions représentant 17,3 % du capital non dilué[1] et représentant 13,5 % du capital[1] et 13,4 % des droits de vote[2] de COMPAGNIE EUROPEENNE DE CASINOS sur une base totalement diluée :

- Monsieur André DER KRIKORIAN : 175.351 titres représentant 4,5 % du capital non dilué[1] et représentant 3,5 % du capital[1] et des droits de vote[2] de la Société sur une base totalement diluée ;
- Madame Micheline DER KRIKORIAN : 11.782 titres représentant 0,3 % du capital non dilué[1] et représentant 0,2 % du capital[1] et des droits de vote[2] de la Société sur une base totalement diluée ;
- Monsieur Serge MICHELET : 170.728 titres représentant 4,4 % du capital non dilué[1] et représentant 3,4 % du capital[1] et des droits de vote[2] de la Société sur une base totalement diluée.
- Madame Thérèse AKOPOFF : 146.728 titres représentant 3,8 % du capital non dilué[1] et représentant 3,0 % du capital[1] et 2,9 % des droits de vote[2] de la Société sur une base totalement diluée ;
- Monsieur Jean-Louis LENDORMY : 137.455 titres représentant 3,5 % du capital non dilué[1] et représentant 2,8 % du capital[1] et des droits de vote[2] de la Société sur une base totalement diluée ;
- Monsieur Grégoire SIMONIAN : 27.206 titres représentant 0,7 % du capital non dilué[1] et représentant 0,5 % du capital[1] et des droits de vote[2] de la Société sur une base totalement diluée ;

Cet engagement d'apport, signé par André DER KRIKORIAN au nom des personnes sus-nommées, prévoit notamment:

a) " faire tout ce qui sera nécessaire pour obtenir dès que possible main levée du nantissement des actions ;

b) immédiatement après, d'apporter les actions libres de tout nantissement ou sûreté, à l'offre publique d'achat déposée par la société ACCOR CASINOS sur la totalité des actions composant le capital de COMPAGNIE EUROPEENNE DE CASINOS, au prix de cinquante deux euros (52 €) par action.

Cet engagement est également soumis à la réserve du dépôt par ACCOR CASINOS d'une offre publique d'achat sur la totalité des actions composant le capital de COMPAGNIE EUROPEENNE DE CASINOS au prix de cinquante deux euros (52 €) par action au plus tard le 19 décembre 2001, il deviendra en outre caduc et de nul effet en cas d'offre concurrente, jugée recevable par une décision définitive, étant entendu que dans l'hypothèse de l'apport de toutes les actions à une telle offre concurrente, je m'engage, tant en mon nom et pour mon compte qu'au nom et pour le compte des Personnes du Pacte, à verser à ACCOR CASINOS une indemnité égale à la différence par action entre le prix par action de l'offre concurrente et cinquante deux euros (52 €) étant entendu que ladite différence ne pourra être supérieure à cinq euros, multipliée par le nombre d'actions objet du présent engagement."

Parmi ces actionnaires cédant, les personnes suivantes exercent des fonctions au sein du Groupe COMPAGNIE EUROPEENNE DE CASINOS :

- A. DER KRIKORIAN est membre du comité de direction et président du Conseil d'Administration de COMPAGNIE EUROPEENNE DE CASINOS, président du Casino de Pornichet, président du Casino de Bandol, président de la SA LUDICA, président de la SA BELCASINOS (Belgique)
- S. MICHELET : Administrateur directeur général de COMPAGNIE EUROPEENNE DE CASINOS, président du Casino des Sablettes, président du Casino du Môle (Pornic), administrateur du Casino d'Agon-Coutainville, administrateur du Casino de Pornichet, administrateur du Casino de Hyères, administrateur de la SA LUDICA, administrateur du Casino de la Roche-Posay
- JL. LENDORMY : Administrateur directeur général de COMPAGNIE EUROPEENNE DE CASINOS, président du Casino d'Arcachon, président du Casino de la Grande Motte, administrateur du Casino de Pornichet, administrateur du Casino du Môle (Pornic), administrateur du Casino de Quiberon, administrateur du Grand Casino de Bandol, administrateur et directeur général du Casino de Hyères, administrateur et directeur général de la SA LUDICA, administrateur et directeur général de la SA BELCASINOS (Belgique)
- G. SIMONIAN : Administrateur de COMPAGNIE EUROPEENNE DE CASINOS, président du Casino de la Roche-Posay, administrateur du Casino d'Andernos, administrateur du Casino de Salies du Béarn, administrateur du casino de St Honoré les Bains

ACCOR CASINOS a souhaité bénéficier de la part des fondateurs du groupe, MM. André DER KRIKORIAN et Jean-Louis LENDORMY, d'un engagement de non-concurrence d'une durée de cinq (5) ans et portant sur les territoires de l'Union Européenne et de la Confédération Helvétique, signé le 3 janvier 2002.

MM. André DER KRIKORIAN et Jean-Louis LENDORMY recevront chacun en contrepartie de cet engagement la somme de 610.000 € payable, en cas de réussite de l'offre (acquisition par ACCOR CASINOS de la majorité du capital et des droits de vote de COMPAGNIE EUROPEENNE DE CASINOS), le jour de la cessation effective des mandats qu'ils exercent dans COMPAGNIE EUROPEENNE DE CASINOS et ses filiales.

Cet engagement porte sur toute activité exercée directement ou indirectement dans des sociétés d'exploitation de casinos ou détenant des participations dans des casinos.

A la connaissance de ACCOR CASINOS, il n'y a aucun autre accord conclu susceptible d'avoir une incidence sur l'appréciation de l'offre publique ou sur son issue.

L'initiateur a, par ailleurs, pris connaissance des pactes d'actionnaires existant entre COMPAGNIE EUROPEENNE DE CASINOS, actionnaire majoritaire, et des groupes d'actionnaires minoritaires (i) de la Société Quiberonnaise d'Utilisation des Aménagements de Loisirs ("SQUAL") en date du 30 juin 1995 (initialement mentionné dans le prospectus d'introduction en bourse de COMPAGNIE EUROPEENNE DE CASINOS) d'une part (ii) et de la Société LE MIAMI en date du 23 septembre 1999 d'autre part. Chacun de ces deux pactes, d'une durée de 12 ans, contient notamment une clause de préemption au bénéfice de chacun des neuf signataires, ainsi qu'un droit de cession, au bénéfice des actionnaires minoritaires, de leurs actions dans les dites sociétés en cas de cession par l'actionnaire majoritaire (COMPAGNIE EUROPEENNE DE CASINOS) (i) d'une partie de ses actions à un tiers ("droit de suite") (ii) du contrôle de la société, et ce à un prix de cession à déterminer suivant plusieurs méthodes de calcul indiquées dans ces pactes lesquelles diffèrent selon que les actions de la société sont inscrites ou non sur un marché réglementé. Il convient de préciser qu'en ce qui concerne le pacte de Quiberon (SQUAL), les actionnaires minoritaires disposent également en cas de cession de contrôle par l'actionnaire majoritaire, d'un droit de rachat de la participation de l'actionnaire majoritaire dans SQUAL aux mêmes termes et conditions que la cession de leurs actions détenues dans SQUAL en cas de changement de contrôle de cette dernière.

Enfin, il est convenu qu'en cas de cession par les minoritaires de la société LE MIAMI de leurs actions conformément à ce qui précède, ces derniers devraient céder à COMPAGNIE EUROPEENNE DE CASINOS, qui s'engage à les acheter, les parts détenues par eux de la totalité de leur participation dans la SCI LE MIAMI, à un prix de cession égal à la valeur des murs au prorata de la participation des associés minoritaires dans le capital de la SCI LE MIAMI.

1.1.3 Description des intentions de l'initiateur

ACCOR CASINOS a pour objectif de développer fortement son activité casinos par croissance interne et par des acquisitions majeures en France et en Europe afin que ACCOR CASINOS devienne l'un des leaders européens du secteur. En doublant la taille de ACCOR CASINOS pour en faire le leader français avec une part de marché de 21 % (estimation de ACCOR CASINOS basée sur le produit brut des jeux 2001), le rapprochement de COMPAGNIE EUROPEENNE DE CASINOS et de ACCOR CASINOS constituerait une étape significative dans la poursuite de cet objectif.

A ce jour, les chiffres clés de ACCOR CASINOS et de COMPAGNIE EUROPEENNE DE CASINOS sont comme suit :

ACCOR CASINOS :

- 16 casinos : 14 en France, 1 en Belgique, 1 à Malte ;
- 1.655 employés ;
- Chiffre d'affaires brut 2001[3] : € 302 millions ;
- 8 casinos en développement : 6 en France, 2 en Suisse.

COMPAGNIE EUROPEENNE DE CASINOS :

- 22 casinos : 19 en France, 3 en Belgique ;
- 1.544 employés ;
- Chiffre d'affaires brut 2001[3] : € 246 millions ;
- 1 casino en développement en Suisse.

ACCOR CASINOS entend pleinement tirer parti de l'environnement favorable du marché des casinos en Europe. Cet environnement est marqué par les tendances suivantes :

- Démocratisation et ouverture à une clientèle plus large, des machines à sous plus accessibles que les jeux traditionnels ;
- Application stricte des normes professionnelles, contrôlée par la Police des Jeux ;
- Ouverture à peine amorcée offrant de réelles opportunités de croissance ;
- Prime à la notoriété et à l'image.

ACCOR CASINOS envisage de pouvoir réaliser au travers de ce rapprochement des synergies importantes de coûts, qui pourraient atteindre € 3 à € 6 millions par an (avant impôt).

En outre, ACCOR CASINOS souhaite que COMPAGNIE EUROPEENNE DE CASINOS contrôle la totalité du capital de ses filiales en Europe de l'Ouest. Dans cette perspective, elle a l'intention d'acquérir des participations minoritaires détenues par des tiers dans les filiales de COMPAGNIE EUROPEENNE DE CASINOS et qui seraient offertes à la vente à la valeur de marché.

En revanche, pour le casino de Prague, ACCOR CASINOS estime que ce casino ne rentre pas dans la *stratégie du groupe de concentrer ses efforts sur l'Europe de l'Ouest et soutient la volonté de vendre* exprimée par COMPAGNIE EUROPEENNE DE CASINOS lors du Conseil d'Administration du 14 décembre 2001 (voir 3.3.5.).

Il n'est pas dans les intentions de ACCOR CASINOS de maintenir de façon pérenne la cotation de COMPAGNIE EUROPEENNE DE CASINOS. Aussi, dans l'hypothèse où ACCOR CASINOS viendrait à détenir au moins 95 % des droits de vote de COMPAGNIE EUROPEENNE DE CASINOS, elle a l'intention de lancer une offre publique de retrait suivie, le cas échéant, d'un retrait obligatoire.

Dans l'hypothèse où ACCOR CASINOS viendrait à détenir au moins 67 % des droits de vote de COMPAGNIE EUROPEENNE DE CASINOS, elle se réserve la possibilité de proposer en Assemblée Générale Extraordinaire de COMPAGNIE EUROPEENNE DE CASINOS la fusion des deux sociétés et par suite le retrait de la cote de COMPAGNIE EUROPEENNE DE CASINOS.

En application de l'article 5-2-3-1 du Règlement Général du CMF, si l'Offre connaît une suite positive et confère à ACCOR CASINOS les deux tiers du capital et des droits de vote de COMPAGNIE EUROPEENNE DE CASINOS (ou la majorité du capital et des droits de vote dans l'hypothèse où une offre concurrente aurait été déclarée recevable), ACCOR CASINOS se réserve la faculté de décider la réouverture de l'Offre dans les dix jours de bourse suivant la publication des résultats définitifs de l'Offre.

ACCOR CASINOS se réserve la faculté, en application de l'article 5-2-9 du Règlement Général du Conseil des Marchés Financiers, de renoncer à son offre publique sans indemnité ni intérêt dans le délai de 5 jours de bourse suivant la publication du calendrier d'une offre et d'une surenchère concurrente.

La politique future de distribution de dividendes de COMPAGNIE EUROPEENNE DE CASINOS tiendra compte des investissements à engager notamment sur les casinos dont les licences ont été obtenues récemment. En l'état, ACCOR CASINOS entend privilégier les capacités d'autofinancement dédiées aux *investissements à une politique de distribution de dividendes.*

En terme de politique sociale, cette opération s'inscrit dans une logique de croissance de l'activité et ne devrait pas avoir par elle-même d'impact significatif sur la politique sociale de ACCOR CASINOS ou de COMPAGNIE EUROPEENNE DE CASINOS.

Il est envisagé de regrouper sur un même lieu géographique l'ensemble des fonctions de direction du nouvel ensemble.

1.2 MODALITES DE L'OFFRE

En application des articles 5-2-1 et suivants du Règlement Général du Conseil des Marchés Financiers (ci après désigné "CMF"), Goldman Sachs International et CIBC World Markets plc, agissant pour le compte de ACCOR CASINOS, se sont irrévocablement engagés auprès du CMF, sans faculté de renonciation, à acquérir :

- La totalité des actions COMPAGNIE EUROPEENNE DE CASINOS non-détenues par ACCOR CASINOS, au prix de 52,00 € par action ;
- La totalité des obligations convertibles en actions COMPAGNIE EUROPEENNE DE CASINOS émises en avril 2000 restant en circulation et non-détenues par ACCOR CASINOS, au prix de 129,50 € par obligation convertible en actions ;
- La totalité des bons de souscription d'actions COMPAGNIE EUROPEENNE DE CASINOS, au prix de 3,33 € par bon de souscription d'actions, présentés sur le marché.

1. Sur la base du nombre d'actions établi au 6 décembre 2001 pour le capital non dilué et incluant le nombre d'actions susceptibles de résulter de l'exercice des bons de souscription d'actions et des options de souscription d'actions et de la conversion d'obligations convertibles en circulation au 9 août 2001 (selon Euronext) pour le capital dilué - 2. Sur la base du nombre d'actions établi au 6 décembre 2001, après perte du droit de vote double des 669.250 actions de l'engagement d'apport - 3. Produit brut des jeux avant prélèvement et chiffre d'affaires net des activités annexes (restauration, hébergement et spectacles)

Compte tenu du nombre d'actions déjà détenues par ACCOR CASINOS, le nombre maximum d'actions susceptibles d'être acquises dans le cadre de l'offre est de :

- 2.995.246 actions[4] , représentant 77,3 % du capital[1] non dilué représentant 60,4 % du capital[1] et 60,5 % des droits de vote[2] sur une base totalement diluée ;
- 30.000 actions susceptibles d'être exercées par les porteurs d'options de souscription d'actions représentant 0,6 % du capital[1] et des droits de vote[2] sur une base totalement diluée ;
- Toutes les actions qui pourraient résulter de la conversion des obligations convertibles et de l'exercice des bons de souscription d'actions.

ACCOR CASINOS ne détenant aucune obligation convertible en actions, le nombre maximum d'obligations convertibles en actions susceptibles d'être acquises dans le cadre de l'offre est de 440.511 obligations, représentant 21,3 % du capital[1] et 21,2 % des droits de vote[2] sur une base totalement diluée après conversion.

ACCOR CASINOS ne détenant aucun bon de souscription d'actions, le nombre maximum de bons de souscription d'actions susceptibles d'être acquis dans le cadre de l'offre est de 2.243 bons de souscription d'actions, représentant 0,01 % du capital[1] et des droits de vote[2] après exercice sur une base totalement diluée.

Les bénéficiaires d'options de souscription d'actions COMPAGNIE EUROPEENNE DE CASINOS qui souhaiteraient participer à la présente offre devront exercer leurs options au plus tard le dernier jour de l'offre, soit le 12 février 2002, et apporter leurs actions COMPAGNIE EUROPEENNE DE CASINOS issues de la levée des options avant la clôture de l'offre.

L'initiateur s'engage envers les bénéficiaires d'options de souscription d'actions de COMPAGNIE EUROPEENNE DE CASINOS qui n'apporteraient pas en raison des dispositions fiscales leurs actions à l'offre à acheter au prix de l'offre leurs actions COMPAGNIE EUROPEENNE DE CASINOS issues de la levée des options à l'issue de la période d'indisponibilité fiscale applicable auxdites options et en tout état de cause jusqu'à l'expiration d'un délai de 30 jours calendaires suivant la date de caducité desdites options soit le 27 mai 2002.

La présente offre a fait l'objet d'un avis de dépôt du CMF n° 201C1468 en date du 17 décembre 2001 et d'une décision de recevabilité n° 201C1528 en date du 27 décembre 2001.

Un avis d'EURONEXT PARIS S.A. annonçant le calendrier de l'offre sera publié le 8 janvier 2002.

L'offre est valable du 10 janvier 2002 au 12 février 2002 inclus. Aucune publication significative n'est prévue dans cette période, à l'exception du chiffre d'affaires du Groupe ACCOR avec une répartition par entité (incluant ACCOR CASINOS) à la fin du mois de janvier 2002 (probablement le 29 janvier 2002). Cette publication fera l'objet d'un communiqué de presse largement diffusé et sera accessible sur le site web de ACCOR (http://www.accor.com/Sf/cpress).

Les actionnaires et les porteurs d'obligations convertibles en actions de COMPAGNIE EUROPEENNE DE CASINOS qui souhaiteraient présenter leurs titres à l'offre devront remettre à l'intermédiaire financier dépositaire de leurs titres un ordre de vente au plus tard le 12 février inclus. La société de bourse acheteuse, agissant pour le compte de ACCOR CASINOS, est Oddo-Pinatton, 12, boulevard de la Madeleine, 75440 Paris Cedex 09.

Le porteur de bons de souscription d'actions COMPAGNIE EUROPEENNE DE CASINOS, Monsieur Jean-Pierre Rosfelder, s'il souhaitait présenter ses bons de souscription à l'offre devra remettre à COMPAGNIE EUROPEENNE DE CASINOS un ordre selon le modèle mis à sa disposition par la direction financière de COMPAGNIE EUROPEENNE DE CASINOS, au plus tard le dernier jour de l'offre.

Conformément à l'article 5-2-1 du Règlement Général du CMF, les ordres de vente pourront être révoqués jusque et y compris le jour de clôture de l'offre.

Il est précisé que la présente offre n'est soumise à aucune autorisation préalable d'une quelconque autorité française.

1.3 REGIME FISCAL

En l'état actuel de la législation, le régime suivant est applicable. L'attention des actionnaires, obligataires et des porteurs de bons de souscription d'actions de COMPAGNIE EUROPEENNE DE CASINOS est attirée sur le fait que ces informations ne constituent qu'un résumé du régime fiscal applicable et que leur situation particulière doit être étudiée avec leur conseiller fiscal.

Les non-résidents fiscaux français doivent en outre se conformer à la législation fiscale en vigueur dans leur Etat de résidence.

1.3.1 Actionnaires, obligataires et porteurs de bons de souscription d'actions, personnes physiques

Conformément aux articles 150-0A et suivants du Code Général des Impôts ("CGI"), les plus-values dégagées sont imposables dès le premier franc si le contribuable réalise un montant annuel de cession supérieur au seuil actuellement fixé à 50.000 FRF, (arrondi à 7.623 €). Le taux global d'imposition afférent aux plus-values réalisées ressort à 26 %, tenant compte de l'impôt sur le revenu de 16 %, du prélèvement social de 2 %, de la Contribution Sociale Généralisée de 7,5 % et de la Contribution pour le Remboursement de la Dette Sociale de 0,5 %.

Les moins-values ne pourront être imputées que sur les plus-values de même nature réalisées au cours de l'année de cession ou des cinq années suivantes, à condition que le montant des cessions excède le seuil de 50.000 FRF visé ci-dessus l'année de réalisation de la moins-value.

Pour l'application de ces dispositions, les gains de même nature s'entendent notamment, outre ceux visés à l'article 150-0A du CGI (lesquels incluent notamment les gains nets imposables à la clôture avant la cinquième année d'un Plan d'Epargne en Actions), des profits retirés sur bons d'options (article 150 decies du CGI).

1.3.2 Actionnaires, obligataires, et porteurs de bons de souscription d'actions, personnes morales résidentes fiscales françaises soumises à l'impôt sur les sociétés

Les plus ou moins-values dégagées par les personnes morales soumises à l'impôt sur les sociétés relèvent du régime de droit commun, soit actuellement :

- Au taux effectif de 35,33 % pour les exercices clos en 2001 (33,33 % majoré de la contribution supplémentaire de 6 %) pour les personnes morales soumises à l'impôt sur les sociétés dont le chiffre d'affaires hors taxes est inférieur à 50 millions de FRF et dont le capital, entièrement libéré, est détenu pour au moins 75 % par des personnes physiques ou par une société satisfaisant elle-même à l'ensemble de ces conditions ;
- Au taux effectif de 36,43 % pour les exercices clos en 2001 (33,33 % majoré de la contribution supplémentaire de 6 % et d'une contribution sociale de 3,3 % sur la fraction de l'impôt sur les sociétés excédant 5 millions de FRF) pour les personnes morales soumises à l'impôt sur les sociétés ne remplissant pas les conditions visées ci-dessus.

Néanmoins, conformément aux dispositions de l'article 219-I a ter du CGI, les gains ou pertes nets réalisés à l'occasion de la cession de titres qui répondent à la définition de titres de participation au sens comptable et fiscal et qui étaient détenus depuis au moins deux ans, relèvent, sous réserve de satisfaire à l'obligation de constitution de la réserve spéciale de plus-values à long terme, du régime des plus ou moins-values à long terme, soit actuellement :

- Au taux effectif de 20,14 % pour les exercices clos en 2001 (19 % majoré de la contribution supplémentaire de 6 %) pour les personnes morales soumises à l'impôt sur les sociétés dont le chiffre d'affaires hors taxes est inférieur à 50 millions de FRF et dont le capital, entièrement libéré, est détenu de manière continue pour au moins 75 % par des personnes physiques ou par une société satisfaisant elle-même à l'ensemble de ces conditions ;
- Au taux effectif de 20,77 % pour les exercices clos en 2001 (19 % majoré de la contribution supplémentaire de 6 % et de la contribution sociale de 3,3 % sur la fraction de l'impôt sur les sociétés excédant 5 millions de FRF par période de 12 mois) pour les personnes morales soumises à l'impôt sur les sociétés ne remplissant pas les conditions visées ci-dessus.

Constituent notamment des titres de participation, les actions revêtant ce caractère au plan comptable, ainsi que, sous certaines conditions, les actions acquises en exécution d'une offre publique d'achat ou d'échange par l'entreprise qui en est l'initiatrice et les titres ouvrant droit au régime fiscal des sociétés mères et filiales visé aux articles 145 et 216 du CGI.

1.3.3 Actionnaires, obligataires et porteurs de bons de souscription d'actions, personnes physiques et morales soumises à un régime d'impôt différent

Les personnes physiques et morales autres que celles visées ci-dessus et répondant à l'offre devront s'informer de la fiscalité s'appliquant à leur cas particulier.

1.3.4 Actionnaires, obligataires et porteurs de bons de souscription d'actions, non résidents

Sous réserve des dispositions des conventions fiscales éventuellement applicables, les plus-values réalisées à l'occasion des cessions à titre onéreux de valeurs mobilières effectuées par les personnes qui ne sont pas fiscalement domiciliées en France au sens de l'article 4B du CGI, ou dont le siège social est situé hors de France, sous réserve que ces plus-values ne soient pas rattachables à un établissement stable ou une base fixe en France (art. 244 bis C du CGI) et sous réserve que la personne cédante n'ait pas détenu directement ou indirectement avec son conjoint, ses ascendants ou descendants, les ascendants ou descendants de son conjoint, des droits sociaux donnant droit à 25 % des bénéfices de la société dont les titres sont cédés à un moment quelconque au cours des cinq années qui précèdent la cession, ne sont pas soumises à l'impôt en France.

1.4 ELEMENTS D'APPRECIATION DU PRIX

1.4.1 Prix d'offre pour les actions

Le prix proposé pour chaque action COMPAGNIE EUROPEENNE DE CASINOS est de 52 €. Ce prix peut être apprécié au regard d'une approche multicritère fondée sur :

- Les cours de bourse ;
- Le résultat net consolidé part du groupe par action ;
- L'actif net comptable consolidé part du groupe par action ;
- Le rendement ;
- Les multiples de transactions comparables ;
- Les multiples de comparables boursiers.

Concernant la valorisation par les multiples, nous avons privilégié les multiples d'Excédent Brut d'Exploitation (EBE) dans la mesure où il s'agit de la donnée comptable la plus proche du cash flow opérationnel. Cette donnée permet d'obtenir une représentation homogène de la performance opérationnelle en atténuant l'impact des différences de la structure financière, fiscale et comptable des sociétés comparables.

La méthode de l'actif net réévalué n'a pas été retenue en raison de la difficulté à évaluer chacune des composantes des actifs de COMPAGNIE EUROPEENNE DE CASINOS.

a) Cours de bourse

Le prix offert pour les actions COMPAGNIE EUROPEENNE DE CASINOS (52 €) se compare de la façon suivante aux moyennes récentes du cours de l'action :

	Cours (€/action)	Prime offerte par rapport au cours
Cours au 14 décembre 2001[1]	44,50	16,9 %
Moyenne 1 mois	40,34	28,9 %
Moyenne 2 mois	38,07	36,6 %
Moyenne 3 mois	38,27	35,9 %
Moyenne 6 mois	41,52	25,2 %
Moyenne 12 mois	44,74	16,2 %
Moyenne 18 mois	44,38	17,2 %
Plus haut 12 dernier mois	52,00	0,0 %
Plus bas 12 dernier mois	32,00	62,5 %

Source : Datastream

(1) Dernier cours coté avant annonce de l'opération

b) Résultat net consolidé part du groupe par action

Clôture au 31 octobre	1998	1999	2000
Nombre d'actions non dilué[5] en fin d'exercice*	2.898.276	3.018.276	3.665.274
Résultat net consolidé part du groupe (K€)	4.561	5.543	8.645
Résultat net consolidé part du groupe par action non dilué (€)	1,57	1,84	2,36

(*) Après division par deux du nominal des actions

Le prix de l'offre de 52 € par action représente :

- 33,0 fois le résultat net consolidé part du groupe par action non dilué 1998 ;
- 28,3 fois le résultat net consolidé part du groupe par action non dilué 1999 ;
- 22,0 fois le résultat net consolidé part du groupe par action non dilué 2000.

c) Actif net consolidé part du groupe par action

Clôture au 31 octobre	1998	1999	2000
Nombre d'actions non dilué[5] en fin d'exercice*	2.898.276	3.018.276	3.665.274
Actif net consolidé part du groupe (K€)	28.217	35.189	42.762
Actif net consolidé part du groupe par action non dilué (€)	9,74	11,66	11,67

(*) Après division par deux du nominal des actions

Le prix de l'offre de 52 € par action représente :

- 5,3 fois l'actif net consolidé part du groupe par action non dilué 1998 ;
- 4,5 fois l'actif net consolidé part du groupe par action non dilué 1999 ;
- 4,5 fois l'actif net consolidé part du groupe par action non dilué 2000.

4. Y compris les engagements d'apports, mais excluant les actions pouvant résulter de l'exercice des options de souscription d'actions (soit 30.000 actions), de la conversion des obligations (soit 1.057.226 actions selon les données Euronext du 9 août 2001) et de l'exercice des bons de souscription d'actions (soit 538 actions) - 5. Dans la mesure où des données 1998, 1999 et 2000 sont calculées, il est plus cohérent de présenter ces résultats sur une base non diluée. L'émission des obligations convertibles n'ayant eu lieu qu'en avril 2000, elle n'impacte que les 6 derniers mois de la période de trois années étudiée.

d) Rendement

Le dividende versé au titre des trois derniers exercices est le suivant :

Clôture au 31 octobre	1998	1999	2000
Dividende brut par action (€)*	0,57	0,80	0,91
Dividende net par action (€)*	0,38	0,53	0,61

(*) Après division par deux du nominal des actions

Le prix de l'offre de 52 € par action fait ressortir un multiple du dividende brut par action de 91,0x en 1998, de 65,0x en 1999 et 56,8x en 2000 et un multiple du dividende net par action de 136,4x en 1998, de 97,5x en 1999 et 85,3x en 2000.

e) Multiples de transactions comparables

Rachat de Moliflor par PPM

Une analyse des autres transactions comparables intervenues dans le secteur des casinos en Europe a été menée. Cette analyse a révélé que seuls la France et le Royaume-Uni comptent des sociétés cotées dans ce secteur et font l'objet d'un processus de consolidation. Néanmoins, peu d'informations sont disponibles sur les transactions majoritaires et les transactions réalisées au Royaume-Uni n'ont pas été retenues compte tenu de l'importance des différences de réglementations locales.

En conséquence, la seule transaction utilisée pour cette analyse est l'acquisition de la société française Moliflor par le fonds d'investissement PPM Ventures le 15 septembre 1999. Le multiple d'EBE implicite[6] de cette transaction, soit 6,3x, appliqué aux données financières des 12 derniers mois précédant avril 2001 de COMPAGNIE EUROPEENNE DE CASINOS permet de déterminer une valorisation de € 225 millions[7] pour 100 % des fonds propres dilués de la conversion éventuelle des obligations convertibles, des bons de souscription d'actions et des stock options, soit 45,4 € par action.

Rachat des titres détenus par SHCD

A l'automne 2000, ACCOR a exercé une option d'achat sur les titres de ACCOR CASINOS qui étaient détenus par SHCD.

Cette transaction qui faisait l'objet d'un accord écrit préalable s'est effectuée sur une base économique d'une valeur d'entreprise correspondant à un multiple de 5,6x l'EBE de l'exercice au 31 Octobre 2000.

Prise de participation de COLONY dans ACCOR CASINOS

Au deuxième semestre 2001, ColEven, filiale de COLONY, a acquis 6 % des titres de ACCOR CASINOS S.A.

Cette transaction s'est effectuée sur la base d'une valeur d'entreprise correspondant à un multiple de l'EBE de 6,0x, majorée d'une valorisation complémentaire pour le casino de Bordeaux qui n'est pas en rythme de croisière à ce jour.

Détention envisagée de 50 % de ACCOR CASINOS par COLONY

COLONY et ACCOR S.A., conformément au termsheet relatif à la détention envisagée par COLONY de 50 % de ACCOR CASINOS, ont retenu comme base de valorisation pour ACCOR CASINOS € 450 millions, soit 7,9 x l'EBE, au 31 octobre 2001. Cette transaction de gré à gré est peu comparable avec une opération de marché car elle serait assortie de garanties de passifs usuelles, ainsi que de garanties spécifiques, principalement sur la maîtrise des coûts de développement des nouveaux casinos.

f) Multiples de comparables boursiers

Cette méthode consiste à appliquer aux données financières de COMPAGNIE EUROPEENNE DE CASINOS les multiples constatés sur des sociétés cotées comparables. L'analyse a porté sur les 12 derniers mois précédant avril 2001.

Groupe Partouche est la seule société cotée française retenue pour cette analyse, les autres sociétés, c'est-à-dire la Société des Bains de Mers (" SBM "), la Société Fermière du Casino Municipal de Cannes ("SFCMC") et la Société Hôtelière du Casino de Deauville (" SHCD "), ne disposant pas d'une liquidité suffisante. Ses multiples boursiers ont été calculés sur la base du cours de bourse de clôture précédant la suspension de cotation.

La valorisation déterminée par cette méthode a été établie à € 177 millions pour 100 % des fonds propres dilués de la conversion éventuelle des obligations convertibles, des bons de souscription d'actions et des stock options, soit 35,6 € par action.

g) Conclusion

Le tableau ci-dessous récapitule les résultats obtenus par l'analyse multicritère pour un prix offert de 52 € :

Cours de bourse	Prime offerte par rapport au cours
Cours au 14 décembre 2001[1]	16,9 %
Moyenne 1 mois	28,9 %
Moyenne 2 mois	36,6 %
Moyenne 3 mois	35,9 %
Moyenne 6 mois	25,2 %
Moyenne 12 mois	16,2 %
Moyenne 18 mois	17,2 %
Plus haut 12 dernier mois	0,0 %
Plus bas 12 dernier mois	62,5 %
Multiple du résultat net part du groupe par action non dilué	**Multiple**
1998	33,0x
1999	28,3x
2000	22,0x
Multiple de l'actif net consolidé part du groupe par action non dilué	**Multiple**
1998	5,3x
1999	4,5x
2000	4,5x
Multiple du dividende brut par action	**Multiple**
1998	91,0x
1999	65,0x
2000	56,8x
Prime par rapport à la valorisation par les multiples de transactions comparables (Moliflor/PPM Ventures)	**14,6 %**
Prime par rapport à la valorisation par les multiples de comparables boursiers	**46,0 %**

(1) Dernier cours coté avant annonce de l'opération

1.4.2 Prix d'offre pour les obligations convertibles en actions

a) Rappel des principales modalités de l'emprunt obligataire convertible

COMPAGNIE EUROPEENNE DE CASINOS a émis en avril 2000 un emprunt obligataire convertible afin de refinancer le rachat des casinos de Bandol, Hyères et la Grande Motte. Cet emprunt représenté par 512.820 obligations avec une échéance de 5 ans 6 mois et 22 jours (date d'échéance : 2 novembre 2005), d'un nominal de 97,5 € chacune, au taux de 3,50 % (soit un coupon de 3,4125 € payable en totalité le 2 novembre de chaque année), est remboursable à maturité.

Chaque obligation donne droit à 2,40 actions pour une obligation, cette option de conversion pouvant être exercée à tout moment par le souscripteur. Indépendamment, COMPAGNIE EUROPEENNE DE CASINOS pourra amortir par anticipation cet emprunt convertible :

- Par rachat en bourse ou hors bourse dans le respect des dispositions légales et réglementaires des Offres Publiques ;
- A partir du 3 novembre 2003 en assurant au souscripteur un taux de rendement actuariel de 6,50 % si le produit du rapport de conversion en vigueur à la date de remboursement et de la moyenne arithmétique des premiers cours cotés de l'action pendant 10 jours de bourse consécutifs choisis par la société parmi les 20 jours de bourse précédant la date de parution de l'avis au Journal Officiel annonçant le remboursement excède 130 % du prix de remboursement anticipé ;
- Lorsque moins de 10 % des obligations restent en circulation.

Les caractéristiques de cet emprunt sont décrites dans la note d'opération visée par la Commission des Opérations de Bourse sous le numéro 00-432 en date du 30 mars 2000.

Au 9 août 2001, selon les données EURONEXT, il restait 440.511 obligations convertibles en circulation.

Les obligations seront amorties en totalité le 2 novembre 2005 par remboursement au prix de 116,32 € soit 119,30 % du prix d'émission. Le taux de rendement actuariel en cas de non-conversion est de 6,50 %.

b) Prix d'offre pour les obligations convertibles

Le prix d'offre par obligation convertible est de 129,50 €. Ce prix se compare aux éléments suivants :

i) Valeur de conversion

La valeur de conversion des obligations convertibles calculée sur la base de la parité de conversion de 2,40 et du prix offert par action de 52 € est de 124,80 €. Le prix offert de 129,50 € fait apparaître une prime de 3,8 %.

La prime offerte résulte notamment de l'actualisation de la différence entre les coupons de l'obligation convertible et les dividendes qui pourraient être reçus sur la période allant de la date de l'offre jusqu'à l'échéance de l'emprunt, en prenant une hypothèse de croissance nulle de ces dividendes. Le montant actualisé s'élève à 4,70 €. En supposant un taux de croissance du dividende de 10 %, le montant actualisé s'élève à 3,08 €.

ii) Cours de bourse

	Cours (€/obligation)	Prime offerte par rapport au cours
Cours au 14 décembre 2001[1]	106,00	22,2 %
Moyenne 1 mois	104,02	24,5 %
Moyenne 2 mois	103,64	24,9 %
Moyenne 3 mois	101,99	27,0 %
Moyenne 6 mois	106,74	21,3 %
Moyenne 12 mois	107,55	20,4 %
Moyenne 18 mois	105,72	22,5 %
Prix de l'émission (avril 2000)	97,50	32,8 %
Plus haut 12 dernier mois	124,00	4,4 %
Plus bas 12 dernier mois	80,00	61,9 %

Source : Datastream

(1) Dernier cours coté avant annonce de l'opération

iii) Taux de rendement actuariel brut

Compte tenu du prix d'offre proposé de 129,50 € pour chacune des obligations convertibles, le taux de rendement actuariel brut pour un porteur d'obligations convertibles ayant souscrit à l'emprunt en avril 2000, s'établit à 18,7 %, sur la base d'une date de règlement indicative au 1er mars 2002 (approximation de la date de règlement des détenteurs d'obligations qui choisiront d'apporter leurs titres à l'offre).

Le taux de rendement est trois fois supérieur à celui qu'un porteur d'obligations obtiendrait s'ils conservait ses titres jusqu'à maturité.

iv) Valeur théorique des obligations convertibles

La valeur théorique de l'obligation convertible présentée ci-dessous est issue d'un outil d'évaluation reposant sur la méthode de Cox, Ross & Rubinstein. Les conditions de marché sont celles de la veille de la suspension des cotations.

Les hypothèses suivantes ont notamment été retenues :

- Cours de l'action : 44,5 € (correspondant au cours de clôture du vendredi 14 décembre 2001) ;
- Taux d'actualisation : 10,34 % calculé par rapport au taux swap de durée comparable augmenté d'une marge de 6,00 % ;
- Durée de vie moyenne : 3,88 années ;
- Taux de rendement du dividende : 1,71 %
- Volatilité selon Datastream sur :
  - 1 an : 31 %
  - 2 ans : 33 %
  - 3 ans : 35 %

Sensibilité aux hypothèses de volatilité :

Volatilité	30 %	35 %	40 %
Valeur théorique	117,72 €	121,10 €	124,30 €
Prime par rapport à la valeur théorique	10,0 %	6,9 %	4,2 %

Source : Logiciel TrueCalc

Ces valeurs théoriques ne tiennent pas compte de la faible liquidité du sous-jacent et de la difficulté à emprunter ce titre.

6. Le multiple implicite de la transaction PPM/Moliflor est obtenu en divisant la valeur totale de la transaction (valeur d'entreprise, i.e incluant la dette nette de Moliflor) par l'EBE de la société des douze derniers mois au 30/04/99. Cela permet d'apprécier le prix d'achat au regard de l'EBE.

7. Le calcul des fonds propres est basé sur la dette nette de COMPAGNIE EUROPEENNE DE CASINOS au 30 avril 2001. Cette dette nette inclut dans leur totalité les postes " Disponibilités " et " Valeurs mobilières de placement " dont le détail n'est pas fourni au BALO. A titre d'information, au bilan du 31 octobre 2000, le poste " Disponibilités " incluait € 4,4 millions de "Caisse, jetons et plaques " et le poste " Valeurs mobilières de placement " incluait € 2,0 millions d'autocontrôle.

v) Conclusion

Le tableau ci-dessous récapitule les résultats obtenus par l'analyse multicritère pour un prix offert de 129,50 € :

Prime par rapport à la valeur de conversion (1)	3,8 %
Cours de bourse	**Prime offerte par rapport au cours**
Cours au 14 décembre 2001 (2)	22,2 %
Moyenne 1 mois	24,5 %
Moyenne 2 mois	24,9 %
Moyenne 3 mois	27,0 %
Moyenne 6 mois	21,3 %
Moyenne 12 mois	20,4 %
Moyenne 18 mois	22,5 %
Prix de l'émission (avril 2000)	32,8 %
Plus haut 12 dernier mois	4,4 %
Plus bas 12 dernier mois	61,9 %
Taux de rendement actuariel brut	18,7 %
Prime par rapport à la valeur théorique	
Volatilité de 30 %	10,0 %
Volatilité de 35 %	6,9 %
Volatilité de 40 %	4,2 %

Source : Datastream
(1) En faisant l'hypothèse d'un cours de bourse de l'action sous-jacente à €52
(2) Dernier cours coté avant annonce de l'opération

1.4.3 Prix d'offre pour les bons de souscription d'actions

Le prix d'offre par bon de souscription d'actions est de 3,33 €. Ce prix d'offre est égal à l'écart entre le prix d'offre de l'action ordinaire divisé par le nombre de bons de souscription d'actions nécessaires pour obtenir une action et le prix d'exercice du bon de souscription d'actions. Ce prix représente une prime de 37,6 %, 27,5 %, 18,6 % sur les valeurs obtenues en appliquant la méthode Black Scholes et en prenant comme hypothèse un cours de l'action au 14 décembre 2001 (44,5 €), un taux d'intérêt sans risque de 4,34 % et des volatilités de 30 %, 35 %, 40 %.

1.5 FRAIS DE COURTAGE ET IMPOTS DE BOURSE

ACCOR CASINOS prendra à sa charge les frais de courtage et impôts de bourse dont seront redevables les vendeurs présentant leurs titres à raison de :

- 0,50 € par action présentée à l'offre avec un maximum de 250 € par dossier,
- 0,50 € par obligation convertible en actions présentée à l'offre avec un maximum de 250 € par dossier.

1.6 AVIS DU CONSEIL D'ADMINISTRATION DE COMPAGNIE EUROPEENNE DE CASINOS

Le Conseil d'Administration de COMPAGNIE EUROPEENNE DE CASINOS dans sa séance du 17 décembre 2001 a adopté à l'unanimité des administrateurs présents la résolution suivante :

"Connaissance prise de l'Offre Publique d'Achat des titres COMPAGNIE EUROPEENNE DE CASINOS déposée par ACCOR CASINOS ce jour, le conseil donne un avis favorable à la valorisation retenue, considère que les actionnaires auraient avantage à apporter leurs titres à ladite Offre, et recommande en conséquence aux actionnaires d'apporter leurs actions COMPAGNIE EUROPEENNE DE CASINOS à l'Offre Publique d'Achat".

Etaient présents :

- Monsieur André DER KRIKORIAN, Président ;
- Monsieur Jean-Louis LENDORMY, administrateur, exerçant également les fonctions de Directeur Général ;
- Monsieur Serge MICHELET, administrateur ;
- Monsieur Philippe GUILLOTIN, administrateur.

Etaient absents :

- Monsieur Denis BIJU-DUVAL, administrateur ;
- Monsieur Michel BOUCAU, administrateur ;
- Monsieur VERDONCK, administrateur.

Monsieur Grégoire SIMONIAN, administrateur, était représenté par Monsieur André DER KRIKORIAN.

1.7 MODALITES DE FINANCEMENT DE L'OFFRE

La totalité des titres visés par la présente offre représente un investissement maximum de € 214 millions. En incluant le rachat des blocs préalables à l'offre, l'investissement maximum s'élève à € 260 millions. De plus, il a été convenu d'un engagement de non concurrence pour un montant de € 1,22 millions (voir 1.1.2.). Enfin, le rachat des minoritaires des filiales de COMPAGNIE EUROPEENNE DE CASINOS et les frais et honoraires liés à l'opération viendront s'ajouter au besoin de financement de ACCOR CASINOS.

Cet investissement sera financé par un prêt du Groupe ACCOR ayant vocation à être refinancé auprès de tiers, et dans une moindre mesure par tirage sur des lignes de crédit d'ores et déjà sécurisées par ACCOR CASINOS. ACCOR CASINOS dispose à ce jour de 3 lignes de crédits non utilisées qui représentent un montant de l'ordre de € 90 millions.

1.8 CONSEQUENCES DE L'OPERATION

A l'issue de l'offre, les actions existantes et nouvellement émises de COMPAGNIE EUROPEENNE DE CASINOS seront détenues par ACCOR CASINOS. A l'exception du casino de Prague (voir 1.1.3.), ACCOR CASINOS a l'intention de conserver tous les casinos de COMPAGNIE EUROPEENNE DE CASINOS. Etant donné l'obligation légale d'opérer chaque casino français sous la forme d'une entité sociale distincte, ACCOR CASINOS entend conserver la structure légale des filiales de COMPAGNIE EUROPEENNE DE CASINOS.

Les frais de l'opération seront supportés par ACCOR CASINOS et dépendent très largement du succès de l'offre. L'organisation managériale de ACCOR CASINOS suite à l'opération n'a pas été encore définie. Elle sera établie en étroite collaboration avec les responsables de COMPAGNIE EUROPEENNE DE CASINOS. En prenant comme hypothèse les comptes semestriels consolidés de COMPAGNIE EUROPEENNE DE CASINOS au 30 avril 2001, l'écart d'acquisition pour ACCOR CASINOS résultant de l'acquisition de 100 % du capital de COMPAGNIE EUROPEENNE DE CASINOS au prix de l'offre, soit € 260 millions moins les capitaux propres après conversion des obligations, soit € 97 millions se monte à € 163 millions. A l'occasion de la première consolidation de COMPAGNIE EUROPEENNE DE CASINOS, il sera procédé à l'évaluation de l'ensemble des éléments identifiables (actifs et passifs) acquis. Postérieurement à leur affectation, l'écart résiduel éventuel sera inscrit à l'actif du bilan sous la rubrique "Ecart d'acquisition" et amorti linéairement sur une durée maximale de 20 ans.

Le chiffre d'affaires brut 2001[8] de l'ensemble combiné ACCOR CASINOS / COMPAGNIE EUROPEENNE DE CASINOS est égal approximativement à € 548 millions. Il n'a pas été établi de comptes pro-forma pour l'ensemble combiné ACCOR CASINOS / COMPAGNIE EUROPEENNE DE CASINOS.

En prenant comme hypothèse une acquisition de 100 % du capital de COMPAGNIE EUROPEENNE DE CASINOS et au terme de la cession à COLONY de 44 % du capital de ACCOR CASINOS (consolidé en intégration proportionnelle à 50 %), la transaction devrait avoir les impacts suivants pour ACCOR S.A. en consolidé en 2002 :

- Amélioration du ratio dettes/fonds propres ;
- Relution sur le résultat net par action et sur le résultat avant impôt (hors plus-value).

8. Produit brut des jeux avant prélèvement et chiffre d'affaires net des activités annexes (restauration, hébergement et spectacles)

2 PRESENTATION DE LA SOCIETE INITIATRICE

2.1 RENSEIGNEMENTS DE CARACTERE GENERAL CONCERNANT ACCOR CASINOS

2.1.1. Dénomination sociale

ACCOR CASINOS

2.1.2. Date de création

ACCOR CASINOS a été constituée le 15 mars 1990

2.1.3. Siège social

33, avenue du Maine, 75015 Paris

2.1.4. Durée de vie (article 5 des statuts)

La durée de vie de la société est fixée à 99 ans à compter de son immatriculation au registre du Commerce et des Sociétés, et expirera le 15 mars 2089, sauf cas de prorogation ou dissolution anticipée.

2.1.5. Forme juridique

Société Anonyme à Conseil d'Administration

2.1.6. Registre du Commerce et des Sociétés

RCS Paris B 353 930 282

2.1.7. Exercice social

Du 1er novembre au 31 octobre.

2.1.8. Objet social

La société a pour objet, directement ou indirectement, en France ou à l'étranger :

- La prise de participation dans toutes sociétés, et notamment toutes sociétés d'exploitation de casinos et d'hôtellerie, l'acquisition de tous titres, brevets, marques et modèles, l'encaissement des intérêts, dividendes et redevances, la disposition de tout droit de souscription ou autres avantages dont elles seraient productives, la création de sociétés nouvelles, l'achat, l'apport ou la souscription de titres ou droits sociaux, toutes opérations de portefeuille et l'exercice, de tous droits, découlant de la propriété des titres ;
- La création, l'acquisition, l'exploitation directe ou par voie d'affermage, la prise en gérance de tout fonds de commerce ;
- Le commerce, le négoce sous toutes ses formes, l'importation, l'exportation, la commission, la représentation de toutes matières, produits, articles, marchandises et services de toute nature et pour tous usages ;
- La prise à bail, avec ou sans promesse de vente, l'acquisition de tous immeubles pouvant servir directement ou indirectement à l'exploitation de la société ;
- Le tout directement ou indirectement, pour son compte ou pour le compte de tiers, soit seule, soit avec des tiers, par voie de création de sociétés nouvelles, d'apport de commandite, de souscription, d'achat de titres ou droits sociaux, de fusion, d'alliance, de société en participation ou de prise ou de donation en location ou en gérance de tous biens ou droits ou autrement ;
- Et, généralement, toutes opérations financières, commerciales, industrielles, civiles, immobilières, et mobilières se rattachant directement ou indirectement à l'un des objets spécifiés ou à tout patrimoine social.

2.2 RENSEIGNEMENTS GENERAUX CONCERNANT LE CAPITAL

2.2.1 Capital social

Fixé à 39.967.200 €, il est divisé en 2.620.800 actions de 15,25 € de valeur nominale chacune.

2.2.2 Forme des actions

Les actions ont la forme nominative.

ACCOR CASINOS est une Société Anonyme à Conseil d'Administration régie par les dispositions du droit commun dont les statuts contiennent une clause d'agrément (article 11 des statuts) :

"A l'exception des cessions visées ci-dessous, la cession d'actions à un tiers non actionnaire à quelque titre que ce soit est soumise à l'agrément de la Société dans les conditions ci-après. Seront libres :

- *Le transfert d'actions par succession, de liquidation de biens, de communauté entre époux ou encore la cession d'actions par un actionnaire, soit à un conjoint, soit à un ascendant ou à un descendant ou,*
- *La cession d'une action à un administrateur, pour le seul besoin de répondre aux obligations légales à ce titre, l'administrateur étant pour le surplus des actions qu'il souhaiterait acquérir considéré comme un tiers,*
- *La cession d'actions à toute société ou entité dans laquelle une personne morale actionnaire détient directement ou indirectement plus de 50 % du capital et des droits de vote."*

La demande d'agrément notifiée par le cédant à la Société doit indiquer les noms, prénoms et adresse du cessionnaire, le nombre des actions dont la cession est envisagée et le prix offert.

La décision d'agrément est prise à la majorité des trois quarts des administrateurs présents et représentés. Elle n'est pas motivée et elle ne peut donner lieu à une réclamation quelconque.

En cas de refus d'agrément du cessionnaire proposé, qui devra être notifié par lettre recommandée avec accusé de réception, le cédant peut faire part, le cas échéant, à la Société du retrait de sa demande d'agrément.

A défaut d'un tel retrait, le Conseil d'Administration sera tenu de faire acquérir les actions dont la cession est envisagée soit par les actionnaires, soit par un tiers, soit encore avec le consentement du cédant par la Société en vue de la réduction du capital social. Le prix de cession aux actionnaires, à un tiers ou à la Société sera fixé d'accord entre le(s) cessionnaire(s) et le cédant ou, à défaut, par un expert désigné d'accord entre les parties, conformément aux dispositions de l'article 1843-4 du Code civil.

Les frais d'expertise seront avancés et supportés par moitié par le cédant et le ou les cessionnaire(s). Ils seront supportés par le cédant seul si ce dernier renonce à la vente indiquée ci-dessus.

En vue de régulariser le virement de compte à compte au profit du ou des cessionnaire(s) désigné(s) par le Conseil d'Administration, le cédant sera invité, par lettre recommandée avec accusé de réception, à signer le ou les ordres de mouvement et à percevoir le prix de cession, dont le montant sera précisé par cette invitation, et ce dans le délai de dix jours à compter de la date d'expédition de celle-ci.

Pendant ledit délai, le cédant pourra encore faire connaître à la Société son intention de renoncer à la cession envisagée.

Si, dans le délai imparti, le cédant n'a ni déféré à l'invitation, ni renoncé à son projet de cession, le transfert de compte à compte sera régularisé d'office par simple décision du Conseil d'Administration ou de son délégué, puis sera notifié au cédant dans les dix jours de sa date avec l'invitation à se présenter au siège social pour recevoir le prix de cession, soit par lui-même, soit par une personne dûment autorisée à cet effet.

Si dans le délai de trois mois à compter de la notification par le cédant de sa demande d'agrément d'un cessionnaire, le cédant n'a pas reçu la réponse de la Société, l'agrément du cessionnaire proposé par le cédant sera réputé acquis et ce dernier pourra réaliser la vente, nonobstant les offres d'achat partielles qui auraient pu être faites.

Ce délai de trois mois pourra être prolongé par ordonnance du président du Tribunal de Commerce du siège social en la forme des référés, sans recours possible, l'actionnaire cédant et le cessionnaire dûment appelés.

La procédure ci-dessus s'appliquera également en cas de vente aux enchères publiques, de cession ou de renonciation au droit préférentiel de souscription à une augmentation de capital en numéraire, ainsi qu'en cas de cession du droit à attribution d'actions gratuites.

Lorsque le Conseil d'Administration aura donné son consentement à un projet de nantissement d'actions, ce consentement emportera agrément du cessionnaire en cas de réalisation forcée des actions nanties, à moins que la Société ne préfère, après la cession, racheter sans délai les actions en vue de réduire son capital. Ce rachat s'opérera au prix d'adjudication des actions nanties majoré des frais.

Pour l'application des dispositions exposées aux paragraphes I et II ci-dessus, sauf disposition expressément contraire :

(i) Seront assimilés à des actions, tous droits de souscription et droits d'attribution d'actions en cas d'augmentation de capital ainsi que toutes obligations convertibles ou créées avec bons de souscriptions d'actions, et, plus généralement, toutes valeurs mobilières pouvant donner accès directement ou indirectement au capital ou aux droits de vote de la Société que les autres actionnaires détiennent ou viendraient à détenir.

(ii) La cession s'entend de tout transfert, en toute propriété, nue propriété ou en usufruit, sous quelque forme que ce soit, et notamment toute cession ou transmission à titre onéreux ou gratuit, cession de gré à gré, adjudication, apport en société, apport partiel d'actif, fusion, scission ou échange (sous réserve en ce qui concerne l'agrément des dérogations de droit commun).

2.2.3 Affectation et répartition du bénéfice (article 29 des statuts)

Sur le bénéfice de l'exercice diminué, le cas échéant, des pertes antérieures, il est fait d'abord un prélèvement de 5 % au moins affecté à la formation d'un fonds de réserve dit " réserve légale ", ce prélèvement cesse d'être obligatoire lorsque la réserve légale atteint le dixième du capital social.

Le bénéfice distribuable est constitué par le bénéfice de l'exercice diminué des pertes antérieures et du prélèvement prévu à l'alinéa précédent et augmenté des reports bénéficiaires.

L'excédent du bénéfice est à la disposition de l'Assemblée Générale pour, sur la proposition du Conseil d'Administration, être employé, en totalité ou en partie, à constituer tous fonds de réserve ou être réparti aux actions à titre de dividende.

L'Assemblée Générale peut toujours décider le report à l'exercice suivant de la totalité ou d'une fraction quelconque du bénéfice distribuable d'un exercice. Elle peut aussi décider la mise en distribution de sommes prélevées sur les réserves dont elle a la disposition ; en ce cas, la décision indique expressément les postes de réserve sur lesquels les prélèvements sont effectués. Toutefois, les dividendes sont prélevés par priorité sur le bénéfice distribuable de l'exercice.

Par dérogation aux dispositions du présent Article, il est procédé, le cas échéant, à une dotation à la "réserve spéciale de participation des travailleurs" dans les conditions fixées par la loi.

2.2.4 Paiement des dividendes (article 30 des statuts)

Les modalités de mise en paiement des dividendes sont fixées par l'Assemblée ou, à défaut, par le Conseil d'Administration.

La distribution d'acomptes sur dividende avant l'approbation des comptes de l'exercice peut être effectuée dans les conditions prévues par la loi.

L' Assemblée Générale des actionnaires aura la faculté d'offrir aux actionnaires le choix entre un paiement du dividende en numéraire ou en actions, conformément à la loi.

2.2.5 Assemblées Générales (article 20 et 21 des statuts)

L'Assemblée Générale, régulièrement constituée, représente l'universalité des actionnaires. Ses délibérations, prises conformément à la loi et aux statuts, obligent tous les actionnaires, même absents, incapables ou dissidents.

L'Assemblée Générale se compose de tous les actionnaires, quel que soit le nombre des actions qu'ils possèdent.

Les Assemblées Générales sont convoquées dans les conditions de forme et délais fixées par la loi.

Les réunions ont lieu au siège social ou dans tout autre lieu précisé dans ladite convocation et fixé par le convoquant.

Un actionnaire peut toujours se faire représenter aux Assemblées Générales par son conjoint ou par un autre actionnaire. Il peut exprimer son vote par correspondance, conformément à la loi.

En cas de présence de l'actionnaire à l'Assemblée, celle-ci rendra nulle le vote par correspondance ou par procuration ; le vote par correspondance exclura celui par procuration. Il ne sera plus tenu compte des formulaires reçus par la Société moins de trois jours avant la date de l'Assemblée.

2.2.6 Répartition du capital et des droits de vote au 17 décembre 2001

A la suite d'une cession d'actions intervenue en octobre 2001 (voir 1.1.1.) au profit de ColEven, filiale du fonds COLONY INVESTORS IV L.P., le capital social de ACCOR CASINOS est ainsi réparti :

	Capital	Droits de vote
Groupe ACCOR	94 %	94 %
ColEven	6 %	6 %
Total	**100 %**	**100 %**

2.2.7 Capital potentiel : options de souscription d'actions

Le 19 juillet 1999, l' Assemblée Générale Extraordinaire de ACCOR CASINOS a autorisé le Conseil d'Administration à créer un ou plusieurs plan d'options de souscription d'actions dans le cadre des articles L.225-177 à L.225-184 du code de commerce.

Le 30 juillet 1999, dans le cadre d'un premier plan, le Conseil d'Administration de ACCOR CASINOS a procédé à l'émission de 17.600 options de souscription d'actions donnant droit à la souscription de 17.600 actions nouvelles au prix de 514 FRF chacune soit 78,36 € chacune.

Le 27 août 2001, dans le cadre d'un deuxième plan, le Conseil d'Administration de ACCOR CASINOS a procédé à l'émission de 14.875 options de souscription d'actions donnant droit à la souscription de 14.875 actions nouvelles au prix de 640 FRF, soit 97,57 € chacune.

2.2.8 Dividendes

ACCOR CASINOS n'a distribué aucun dividende au titre des exercices clos les 31 octobre 1996, 1997, 1998 et 1999.

Pour l'exercice clos au 31 octobre 2000, le montant des dividendes distribué s'est élevé à 144.144.000 FRF (soit 55 FRF par action).

2.3 ADMINISTRATION – DIRECTION – CONTROLE

2.3.1 Conseil d'Administration (article 12 des statuts)

Monsieur Sven Boinet, président du Conseil d'Administration, membre du directoire de ACCOR S.A., président du Conseil d'Administration de IBL, SADT de Carnac, administrateur de IBL, IFOP et Société des Hôtels et Casinos de Deauville et autres sociétés françaises et étrangères liées au groupe ACCOR.

Monsieur Joël Mingasson, directeur général et administrateur, président du Conseil d'Administration de Casino de Niederbronn, Foncière ACCOR CASINOS, Gefreste Holding, SATB, SCCCT et SNEB, administrateur de Casino de Perros, Casino de Mandelieu La Napoule, SADT de Carnac, SATA, SDT Cassis, SEETE, SETD, Société des Hôtels et Casinos de Deauville, Casino de la Corniche, Casino de Leucate, Casino de Sainte Maxime, SDT Carry, Casino de Briançon, Casino de Saint Raphaël, Casino des Atlantes, Casino de Langogne, Casino de Jonzac, Casino de Ribeauvillé, STTM, SPIC Chamonix et autres sociétés françaises et étrangères liées au groupe ACCOR.

Monsieur Benjamin Cohen, administrateur, membre du directoire de ACCOR S.A., président du Conseil d'Administration de Custom Publishing France, membre du conseil de surveillance de Financière Courtepaille, Lenotre, administrateur de STI, Société des Hôtels et Casinos de Deauville, SACT, SFPIE, UTH, IBL, Devimco, ACCOR Services France, SEORIM, WL Diffusion, Go Voyages, Press Club et autres sociétés françaises et étrangères liées au groupe ACCOR.

Monsieur Jean-Robert Reznik, administrateur, président du Conseil d'Administration de Compagnie de Tourisme Frantour, Espaces Découvertes, Frantour SA, SET, SIET, Sud Ouest Voyages, Thermale France, JRR Holding, SHBMH, directeur général de Comevat et CSVT, administrateur de Thalamer, Go Voyages et autres sociétés françaises et étrangères liées au groupe ACCOR.

Madame Nicole Maurice-Régniez, administrateur, président du Conseil d'Administration de Avoralp, administrateur de Seet, STTM, SETD, SNEB, SATA, SPIC Chamonix, Casino de Perros, Gefreste Holding, SATB, Casino de Saint Raphaël, Casino de la Corniche, Foncière ACCOR CASINOS, SADT de Carnac, Euro TO.

Monsieur Jacques Stern, administrateur, administrateur de ACCOR Asia Belgique.

Monsieur Dominique Desseigne, administrateur, président du Conseil d'Administration de la Société des Hôtels et Casinos de Deauville, administrateur de SEETE et autres sociétés françaises et étrangères.

Monsieur Loïc Jenouvrier, administrateur, président du Conseil d'Administration du Casino de la Corniche, Casino de Perros, SATA, SPIC Chamonix, administrateur de Casino Mandelieu La Napoule, STTM, Casino de Ribeauvillé, Casino de Niederbronn, SADT de Carnac, Foncière ACCOR CASINOS, Casino de Briançon.

La société est administrée par un Conseil d'Administration composé de trois membres au moins et de douze au plus.

La durée de fonctions des administrateurs est d'une année : cette durée expire à l'issue de l'Assemblée qui statue sur les comptes de l'exercice écoulé.

Les administrateurs sortants sont rééligibles.

Aux termes d'une résolution adoptée par l' Assemblée Générale Mixte de ACCOR CASINOS en date du 13 avril 2001, les mandats des administrateurs de ACCOR CASINOS ont été renouvelés *"pour une durée d'un an qui viendra à expiration à l'issue de l'Assemblée Générale qui statuera sur les comptes de l'exercice clos en 2001".*

2.3.2 Président du Conseil d'Administration

Le Conseil d'Administration élit parmi ses membres personnes physiques un Président dont la durée de fonction ne peut excéder celle de son mandat d'administrateur.

Le Conseil peut, à tout moment, révoquer le Président.

Sur proposition de son Président, le Conseil peut lui adjoindre pour l'assister un ou plusieurs Directeurs Généraux dans les conditions prévues par la loi.

Le Conseil d'Administration s'il le juge utile peut également élire parmi ses membres personnes physiques un ou plusieurs Vice- Président.

2.3.3 Commissaires aux comptes

Titulaire

Barbier Frinault et Autres

41, rue Ybry, 92576 Neuilly sur Seine Cedex

Suppléant

Nicolas Job

Tour Crédit Lyonnais, 129, rue Servient, 69326 Lyon Cedex 03

2.4 ACTIVITE

2.4.1 Historique

ACCOR CASINOS est une filiale à 94 % du groupe ACCOR, les autres 6 % sont détenus par ColEven, détenue intégralement par COLONY INVESTOR IV LP.

ACCOR S.A. a investi pour la première fois dans le secteur des jeux et casinos en 1987, en prenant une participation de 35 % dans la Société des Hôtels et Casinos de Deauville appartenant au Groupe Barrière.

Il a ensuite participé en mars 1990, à la création de la Société de Participation et d'Investissement de Casinos en association avec le Groupe Barrière et Sun International (Birbo B.V.).

C'est à l'occasion de la sortie de Sun International (Birbo B.V.), en 1997, que le groupe ACCOR a décidé de devenir opérateur dans le secteur des casinos en portant sa participation dans la Société de Participation et d'Investissement de Casinos à 65 %. La Société de Participation et d'Investissement de Casinos a alors changé de dénomination sociale pour devenir ACCOR CASINOS.

En novembre 2000, ACCOR S.A. a exercé une option d'achat de 35 % des titres de ACCOR CASINOS détenus par la Société des Hôtels et Casinos de Deauville (SHCD), portant ainsi sa participation à 100 %.

En 2001, 6 % de ACCOR CASINOS ont été cédés à ColEven, filiale de COLONY.

2.4.2 Organigramme simplifié de la société ACCOR CASINOS


ACCOR
94%
Accor Casinos
100%
SATB
Casino de Bordeaux
100%
SDT CARRY LE ROUET
Casino de Carry le Rouet
100%
SDT CASSIS
Casino de Cassis
100%
SPIC CHAMONIX
Casino de Chamonix
100%
SATA
100%
SA CASINO DE LA CORNICHE
Casino de Bénodet
SA COTE DE GRANIT ROSE
Casino de Perros-Guirrec
100%
SETD
Casino de Dax
100%
SOCIETE FONCIERE DE ACCOR CASINOS
100%
SA DE GESTION DU CASINO
Casino de Mandelieu la Napoule
Hôtel de Mandelieu la Napoule
100%
SCI HOTEL ET CASINO DE MANDELIEU
100%
GEFRESTE
100%
SA DU CASINO DE SAINT RAPHAEL
51%
SA DU CASINO DE SAINTE MAXIME
100%
SA CASINO DE LA PLAGE
Casino des Sables d'Olonne
100%
CASIN'HOLD
100%
STTM
Casino du Parc - Besançon
100%
SNEBV
Casino Rhul à Nice
90,78%
Société Fermière du Casino Municipal de Niederbronn
Casino de Niederbronn
Hôtel de Niederbronn
55,00%
STAKES HOLDING Ltd
50,00%
DRAGONARA CASINO Ltd
Dragonara Casino de Malte
100%
SATD
Casino de Dinant
Société Holding
Société Immobilière
Périmètre de consolidation

2.4.3 Principales activités de la société ACCOR CASINOS

La société ACCOR CASINOS est aujourd'hui le troisième groupe français de casinos et entend devenir un des leaders européens dans cette activité en plein développement. En 2001, ACCOR CASINOS exploite, au travers de filiales, 16 casinos, dont deux à l'étranger (Belgique et Malte), et prévoit la mise en exploitation de trois autres casinos au cours de l'année 2002.

Les casinos gérés par ACCOR CASINOS développent un concept unique de divertissement centré autour de trois activités, les jeux (tables et machines à sous), les spectacles et la restauration. En plus de son activité principale dans le secteur des casinos, ACCOR CASINOS exploite deux hôtels situés à Mandelieu et Niederbronn.

En millions d'Euros	31/10/1999 *(12 mois)*	31/10/2000 *(12 mois)*	31/04/2001 *(6 mois)*
Produit brut des jeux	167	220	133
Total chiffre d'affaires	185	243	145
Résultat opérationnel	26	39	21
Résultat net part du groupe	9	15	7
Actif immobilisé	152	189	222
Capitaux propres (y compris intérêts minoritaires)	66	81	66

ACCOR CASINOS a réalisé un chiffre d'affaires brut de € 302 millions sur l'exercice 2001, l'essentiel de ce chiffre d'affaires étant réalisé en France (voir 1.1.3).

2.5 FAITS EXCEPTIONNELS ET LITIGES

Il n'existe aucun fait exceptionnel ou litige susceptible d'avoir un impact sur l'activité ou la performance financière de ACCOR CASINOS ou de ses filiales, étant précisé que les régimes de prélèvements fiscaux en France sur le produit brut des jeux sont actuellement en cours d'analyse par les autorités concernées. L'alourdissement de ces prélèvements pourra modifier la rentabilité des opérateurs de casinos en France à compter de l'exercice 2001-2002.

2.6 DONNEES FINANCIERES

2.6.1 Comptes consolidés résumés au 31 octobre 1999 et au 31 octobre 2000

Compte de résultats

(en milliers)	Notes	31/10/99 FRF	31/10/00 FRF	31/10/00 EUROS
CHIFFRE D'AFFAIRES	2	**1.211.050**	**1.590.707**	**242.502**
Prélèvements	3	(586.538)	(758.095)	(115.571)
Chiffre d'affaires net		**624.512**	**832.612**	**126.931**
Frais de personnel	4	(247.024)	(311.364)	(47.467)
Charges d'exploitation		(149.327)	(193.736)	(29.535)
Résultat brut d'exploitation		**228.161**	**327.512**	**49.929**
Loyers		(13.093)	(20.730)	(3.160)
EXCÉDENT BRUT D'EXPLOITATION		**215.068**	**306.782**	**46.769**
Provisions de l'exercice		(4.714)	(1.798)	(274)
Dotations aux amortissements		(40.795)	(49.591)	(7.560)
RÉSULTAT OPÉRATIONNEL	5	**169.559**	**255.393**	**38.934**
Résultat financier	6	(14.600)	(22.535)	(3.435)
Résultat Global des Opérations		**154.959**	**232.858**	**35.499**
Autres revenus et charges	7		1.230	188
Amortissement des écarts d'acquisition		(36.940)	(47.485)	(7.239)
Impôts (y compris impôts différés)	8	(62.003)	(81.458)	(12.418)
Intérêts minoritaires		139	(3.760)	(573)
RÉSULTAT NET CONSOLIDE PART DU GROUPE		**56.155**	**101.385**	**15.456**
Nombre d'actions en circulation (en unités)		2.620.800	2.620.800	2.620.800
Résultat net par action (en unités monétaires)		21,43	38,68	5,90

Bilan

ACTIF (en milliers)	Notes	31/10/99 FRF	31/10/00 FRF	31/10/00 EUROS
Écarts d'acquisition	11	598.046	801.043	122.118
Immobilisations incorporelles	10	10.503	11.085	1.690
Immobilisations corporelles	12	377.375	413.671	63.064
Immobilisations financières	13	14.027	12.054	1.838
TOTAL ACTIF IMMOBILISE		**999. 951**	**1.237.853**	**188.709**
Stocks		2.696	4.467	681
Clients et comptes rattachés		10.619	12.251	1.868
Autres créances et comptes de régularisation		37.992	38.956	5.939
Prêts Court Terme	15	16.501	12.082	1.842
Valeurs mobilières de placement	15		482	73
Disponibilités	15	74.354	92.299	14.071
Impôt différé		1.121	16.246	2.477
TOTAL ACTIF CIRCULANT		**143.283**	**176.783**	**26.950**
TOTAL ACTIF		**1.143.234**	**1.414.636**	**215.660**

PASSIF (en milliers)	Notes	31/10/99 FRF	31/10/00 FRF	31/10/00 EUROS
Capital social		262.080	262.080	39.954
Prime d'émission		33.716	33.716	5.140
Report à nouveau		71.886	126.192	19.238
Résultat de l'exercice		56.155	101.385	15.456
Différence de conversion		28	234	36
CAPITAUX PROPRES		**423.865**	**523.607**	**79.823**
Intérêts minoritaires		5.799	5.869	895
CAPITAUX PROPRES ET INTÉRÊTS MINORITAIRES		**429.664**	**529.476**	**80.718**
Provisions pour risques et charges	14	15.897	20.204	3.080
Dettes financières	15	464.195	540.081	82.335
Fournisseurs et comptes rattachés		29.263	48.162	7.342
Autres dettes et comptes de régularisation		175.053	240.393	36.648
Impôts différés	14	29.162	36.320	5.537
TOTAL PASSIF		**1.143.234**	**1.414.636**	**215.660**

Tableau de financement

(en milliers)	Notes	31/10/99 FRF	31/10/00 FRF	31/10/00 EUROS
Résultat net consolidé, part groupe		56.155	101.385	15.456
Part des minoritaires		(139)	3.760	573
Amortissements des actifs		40.795	49.591	7.560
Amortissements des écarts d'acquisition		36.940	47.486	7.239
Provisions de l'exercice		4.715	1.797	274
Impôts différés		3.071	(6.908)	(1.053)
MBA D'EXPLOITATION COURANTE		**141.537**	**197.111**	**30.049**
Investissements sur actifs existants		(31.533)	(48.938)	(7.461)
AUTOFINANCEMENT DISPONIBLE		**110.004**	**148.173**	**22.589**
Investissements de développement		(454.136)	(290.604)	(44.302)
Cessions			5.449	831
Variation du Besoin en Fonds de Roulement		56.524	79.524	12.123
RESSOURCES/(EMPLOIS) DE L'ACTIVITÉ		**(287.608)**	**(57.458)**	**(8.759)**
Flux de dividendes			(7.135)	(1.088)
Augmentation de capital		98.280	2.545	388
Différence de conversion		(335)	(1.841)	(281)
Variations de périmètre sur intérêts minoritaires et provisions		6.602	2.011	307
VARIATION DE L'ENDETTEMENT NET	**15**	**(183.061)**	**(61.878)**	**(9.433)**
Endettement net début de période	15	190.279	373.340	56.915
Endettement net fin de période	15	373.340	435.218	66.349
VARIATION DE L'ENDETTEMENT NET	**15**	**183.061**	**61.878**	**9.433**

Variation des capitaux propres

Capitaux propres Groupe :

(en milliers)	31/10/99 FRF	31/10/00 FRF	31/10/00 EUROS
Capitaux propres début de période	**269.402**	**423.865**	**64.618**
Résultat de la période	56.155	101.385	15.456
Augmentation de capital	98.280		
Distribution de dividendes			
Autres mouvements de réserve (*)		(1.849)	(282)
Différence de conversion	28	206	31
Capitaux propres fin de période	**423.865**	**523.607**	**79.823**

(*) Comptabilisation exhaustive des engagements pour indemnités de départ à la retraite sur l'ensemble des casinos.

Intérêts minoritaires :

(en milliers)	31/10/99 FRF	31/10/00 FRF	31/10/00 EUROS
Intérêts minoritaires début de période		**5.799**	**884**
Entrées de périmètre	5.282	484	74
Résultat de la période	(139)	3.760	573
Augmentation de capital	2.450	2.545	388
Distribution de dividendes	(1.870)	(7.135)	(1.088)
Différence de conversion	76	416	63
Intérêts minoritaires fin de période	**5.799**	**5.869**	**895**

EXTRAIT DES NOTES SUR LES COMPTES CONSOLIDES

L'exercice a une durée de 12 mois, couvrant la période du 1er novembre 1999 au 31 octobre 2000.

Les notes suivantes sont extraites des comptes consolidés.

La présentation des états financiers consolidés a été modifiée afin de s'adapter aux formats du Groupe ACCOR qui consolide le Groupe ACCOR CASINOS par intégration globale. A ce titre, l'année 1999 a été retraitée de façon homogène.

Eléments postérieurs à la clôture :

Depuis la clôture de l'exercice, ACCOR CASINOS a acquis le casino de Niederbronn au travers du rachat de 90 % des titres de la Société Fermière du Casino de Niederbronn. Une promesse de vente avait été signée à l'automne 2000. A ce titre, une indemnité de FRF 10 millions a été versée au cours de l'exercice et enregistrée en immobilisations financières.

NOTE 1 - PRINCIPES COMPTABLES

Le comptes consolidés de ACCOR CASINOS sont établis en conformité avec l'arrêté du 22/06/99 portant prolongation du règlement 99.02 du CRC.

Les incidences de ces nouvelles dispositions sur les principes et la présentation des comptes sont décrites dans cette note.

A. Changement de méthode comptable

Le groupe applique la méthode préférentielle préconisée par la section 3 30-300 du 99.02. L'effet de l'application de cette nouvelle méthode comptable a été enregistré en minoration de la situation nette pour un montant net d'impôt de FRF 1,8 millions.

De plus la dotation de l'année s'élève à FRF 0,5 millions.

B. Changement d'estimation et de modalité d'application

Dans l'objectif d'une meilleure présentation des comptes, le groupe a décidé de reconnaître de l'impôt différé sur les différences temporaires entre comptabilité et fiscalité (principalement la participation et les congés payés). Ce changement a un impact de FRF 10 millions sur le résultat de l'exercice.

C. Méthodes et principes de consolidation

C.1. Méthodes de consolidation

Les sociétés dans lesquelles ACCOR CASINOS exerce directement ou indirectement un contrôle exclusif de droit ou de fait sont consolidées par intégration globale.

Les titres des sociétés dans lesquelles ACCOR CASINOS exerce directement ou indirectement une influence notable sont consolidés par mise en équivalence. Cette influence est présumée lorsque le Groupe détient entre 20 et 50 % des droits de vote.

C.2. Périmètre de consolidation

Pour l'exercice clos le 31 octobre 2000, le périmètre de consolidation du Groupe ACCOR CASINOS se présente comme suit :

Société	Taux de Contrôle	Taux d'intérêt	Méthode de consolidation	Activité
ACCOR CASINOS	100,00 %	100,00 %	Intégration Globale	Holding
SNEB	100,00 %	100,00 %	Intégration Globale	Casino de Nice
SDT Cassis	100,00 %	100,00 %	Intégration Globale	Casino de Cassis
SDT Carry	100,00 %	100,00 %	Intégration Globale	Casino de Carry
SPIC Chamonix	100,00 %	100,00 %	Intégration Globale	Casino de Chamonix
SAG de Mandelieu	100,00 %	100,00 %	Intégration Globale	Casino Hôtel de Mandelieu
SCI Mandelieu	100,00 %	100,00 %	Intégration Globale	Foncière Mandelieu
Gefreste	100,00 %	100,00 %	Intégration Globale	Holding
SA St Raphaël	100,00 %	100,00 %	Intégration Globale	Casino de St Raphaël
SA Ste Maxime	51,00 %	51,00 %	Intégration Globale	Casino de Ste Maxime
SFID	100,00 %	100,00 %	Intégration Globale	Holding
SA de la Corniche	100,00 %	100,00 %	Intégration Globale	Casino de Bénodet
SA Perros Guirec (*)	100,00 %	100,00 %	Intégration Globale	Casino de Perros Guirec
SET Dax	100,00 %	100,00 %	Intégration Globale	Casino de Dax
Stake Holding	55,00 %	55,00 %	Intégration Globale	Holding
Dragonara	50,00 %	27,50 %	Intégration Globale	Casino de Malte
SPIC Lyon	100,00 %	100,00 %	Intégration Globale	Sans objet
SAT Bordeaux	100,00 %	100,00 %	Intégration Globale	Casino de Bordeaux
SATC (Dakar)	100,00 %	100,00 %	Intégration Globale	Sans objet
Société Foncière	100,00 %	100,00 %	Intégration Globale	Foncière de ACCOR CASINOS
SADT	100,00 %	100,00 %	Intégration Globale	Projet de casino de Carnac
SEBC	100,00 %	100,00 %	Intégration Globale	Projet de casino de Briançon
SATD	100,00 %	100,00 %	Intégration Globale	Casino de Dinant
Casin'hold	100,00 %	100,00 %	Intégration Globale	Holding
Besançon	100,00 %	100,00 %	Intégration Globale	Casino de Besançon
Ribeauvillé	100,00 %	100,00 %	Intégration Globale	Projet de casino de Ribeauvillé
Casino de la Plage	100,00 %	100,00 %	Intégration Globale	Casino des Sables d'olonne
Casino de Langogne	100,00 %	100,00 %	Intégration Globale	Casino de Langogne
ACCOR CASINOS Suisse	80,00 %	80,00 %	Intégration Globale	Holding
Fribourgeoise	100,00 %	80,00 %	Intégration Globale	Projet de casino de Fribourg

(*) Rachat des minoritaires (49,99%) de Perros-Guirec en fin d'exercice, consolidation du compte de résultat à 50,01% et du bilan de clôture à 100,00%.

Au cours de l'exercice, ACCOR CASINOS a acquis les casinos des Sables d'Olonne et de Besançon (janvier 2000). Ces acquisitions ont été consolidées avec effet rétroactif au 1er novembre 1999, leur impact est donc en année pleine dans les comptes consolidés au 31 octobre 2000.

Suite à un appel d'offre remporté, ACCOR CASINOS a repris l'exploitation du casino de Dinant (Belgique) en août 2000.

Société	Date de création ou de reprise	Echéance du cahier des charges	Echéance de renouvellement des jeux
Casino de Nice	05/05/90	31/12/05	31/03/03
Casino de Cassis	05/02/92	21/02/06	31/03/03
Casino de Carry	05/02/92	31/10/04	31/10/03
Casino de Chamonix	06/04/92	04/06/07	31/12/01
Casino Hôtel de Mandelieu	01/11/97	17/03/01	17/03/01
Casino de St Raphaël	01/11/98	31/05/08	31/03/02
Casino de Ste Maxime	01/11/98	13/05/15	*
Casino de Bénodet	01/11/98	31/12/09	31/10/01
Casino de Perros Guirec	01/11/98	31/12/12	31/12/05
Casino de Dax	09/07/99	31/05/17	31/05/01
Casino de Malte	15/02/99	15/02/09	**
Casino de Besançon	01/11/99	31/07/09	31/10/03
Casino de Sables d'Olonne	01/11/99	01/11/13	31/10/01
Casino de Dinant	01/08/00	01/07/19	**

(*) Le casino de Sainte-Maxime n'est pas en activité à ce jour

(**) Les législations maltaise et belge ne prévoient pas d'autorisation de jeux

D. Ecarts d'évaluation et d'acquisition

A l'occasion de la première consolidation des filiales et participations du Groupe, il est procédé, dans un délai n'excédant généralement pas un an, à l'évaluation de l'ensemble des éléments identifiables (actifs et passifs) acquis. Postérieurement à leur affectation, l'ensemble des écarts d'évaluation suit les règles comptables propres à leur nature décrite dans les notes ci-après. L'écart résiduel éventuel est inscrit à l'actif du bilan sous la rubrique "Ecart d'acquisition" et amorti linéairement sur une durée maximale de 20 ans.

E. Conversion des comptes exprimés en devises

Les postes de bilan exprimés en devises sont convertis en francs français au cours de change en vigueur à la date de clôture de l'exercice. Les comptes de résultat exprimés en devises sont convertis au cours moyen annuel. Les différences de conversion en résultant figurent dans les capitaux propres.

F. Immobilisations

F.1. Immobilisations incorporelles

Les immobilisations incorporelles acquises figurent au bilan pour leur valeur d'achat.

F.2. Immobilisations corporelles

Les immobilisations corporelles sont inscrites au bilan à leur valeur d'acquisition ou à leur coût de revient.

Les immobilisations corporelles sont amorties linéairement en fonction de la durée de vie prévue :

Constructions	20 à 45 ans
Installations	7 à 10 ans
Autres	4 à 7 ans

F.3. Location de longue durée, crédit-bail et cession-bail

Le Groupe utilise l'option de la réglementation française lui permettant de retraiter les contrats de crédit-bail et assimilés. Il applique, dans ce cadre, les principes comptables internationaux définis par la norme IAS 17. La distinction entre contrats de location financement et contrats de location simple est effectuée à partir des critères usuels détaillés par cette norme et s'appuie sur leur qualification précise développée dans la norme américaine SFAS 13.

Les contrats de location financement qui ont pour effet de transférer substantiellement les risques et avantages inhérents à la propriété d'un bien au preneur sont retraités, et les actifs ainsi acquis sont immobilisés et amortis selon les règles appliquées par le Groupe. La dette correspondante est identifiée sur une ligne séparée du bilan.

Les contrats de location simple sont constatés au compte de résultat sous forme de loyers.

F.4. Titres de participation non consolidés

Les titres de participation dans les sociétés non consolidées sont inscrits à leur coût d'acquisition.

F.5. Stocks

Les stocks sont évalués suivant la méthode "premier entré, premier sorti".

F.6. Créances

Les créances sont valorisées à leur valeur nominale. Une provision pour dépréciation est pratiquée, lorsque la valeur d'inventaire est inférieure à la valeur comptable.

F.7. Valeurs mobilières de placement

La valeur brute est constituée par le coût d'achat hors frais accessoires. Lorsque la valeur d'inventaire est inférieure à la valeur brute, une provision pour dépréciation est constituée du montant de la différence.

G. Conversion des opérations libellées en devises

Pour chaque société du Groupe, les transactions réalisées dans une devise autre que la monnaie locale sont converties au cours de change en vigueur à la date de chacune des transactions.

Les créances et les dettes correspondantes, à l'exception de celles faisant l'objet d'une couverture de change, sont converties en francs français sur la base du cours de change en vigueur à la date d'arrêté du bilan (cours de clôture). Les gains ou pertes de change latents qui en résultent sont comptabilisés en résultat financier.

Pour les créances et les dettes libellées en devises de la zone Euro (devises "in") le groupe a utilisé les taux de conversion fixés de façon irrévocable au 31 décembre 1998 entre l'Euro et les devises "in" et en vigueur depuis le 1er janvier 1999. Les gains et les pertes de change correspondants ont été constatés en résultat financier.

H. Impôt différé

Le Groupe a retenu la méthode du report variable selon laquelle les créances ou dettes d'impôt futures sont évaluées au dernier taux d'imposition connu, sans actualisation. Les effets dus aux changements des taux d'impôts s'inscrivent en compte de résultat des exercices sur lesquels ces modifications sont applicables.

Par ailleurs, les impôts différés sont calculés sur l'ensemble des différences temporaires. Il n'est constaté d'impôt différé actif sur les déficits reportables et amortissements réputés différés que dans la mesure où leur récupération sur une durée raisonnable est quasi certaine.

I. Indemnités de départ en retraite

Les droits acquis au titre des indemnités de départ en retraite sont provisionnés sur la base d'un calcul actuariel pour l'ensemble des sociétés françaises du groupe conformément à la méthode préférentielle préconisée par le règlement 99.02. Il n'existe pas d'engagements de départ en retraite ni de régime de retraite à prestations définies pour les autres sociétés du Groupe.

L'impact de l'application de la méthode préférentielle du règlement 99.02 a été imputé en capitaux propres.

J. Présentation du compte de résultat et du tableau de financement

Afin de mieux refléter les résultats de la gestion de ses activités, ACCOR CASINOS présente des soldes intermédiaires du compte de résultat consolidé et du tableau de financement identiques à ceux utilisés pour la gestion interne du Groupe.

J.1. Chiffre d'affaires

Le chiffre d'affaires correspond au montant des ventes de produits et prestations de services liées aux activités courantes des sociétés consolidées par intégration globale et par intégration proportionnelle. Il s'agit notamment, pour les casinos, du produit brut des jeux (machines à sous et jeux traditionnels) avant déduction des prélèvements Etat et Commune.

J.2. Frais de personnel

Dans le cadre des nouvelles normes de consolidation françaises, la participation des salariés aux fruits de l'expansion a lieu d'être constatée en frais de personnel. Les états financiers publiés au 31/10/1999 sont ici retraités pro forma.

J.3. Résultat global des opérations

Ce solde retrace les résultats des opérations et du financement des différents casinos du Groupe. Il intègre le résultat opérationnel, le résultat financier et la quote-part des résultats des activités mises en équivalence.

J.4. Tableau de financement

Il est présenté selon la même structure que celle utilisée pour la gestion interne du Groupe et isole d'une part les ressources ou emplois de l'activité, et d'autre part les opérations de financement.

Les ressources ou emplois de l'activité incluent :

- La marge brute d'autofinancement d'exploitation après variation des impôts différés et avant plus-values significatives de cession d'actifs ;
- Les investissements sur actifs existants (IAE) dont l'objet est le maintien ou le renouvellement d'actifs existants au début de chaque exercice et nécessaires à une exploitation normale ;
- *Les investissements de développement qui recouvrent les actifs immobilisés des filiales* nouvellement consolidées par intégration globale ainsi que la constitution de nouveaux actifs ;
- La variation du besoin en fonds de roulement.

NOTE 2 - ANALYSE DU CHIFFRE D'AFFAIRES

Répartition du chiffre d'affaires par nature :

(en milliers)	31/10/99 FRF	31/10/00 FRF	31/10/00 EUROS
Produit brut des tables	126.119	167.650	25.558
Produit brut des machines	968.785	1.278.636	194.927
Total produit brut des jeux	**1.094.904**	**1.446.286**	**220.485**
Restauration	57.195	73.506	11.206
Hébergement	48.582	56.891	8.673
Autres chiffres d'affaires	10.369	14.024	2.138
Total chiffre d'affaires	**1.211.050**	**1.590.707**	**242.502**

Répartition du chiffre d'affaires par zone géographique :

(en milliers)	31/10/99 FRF	31/10/00 FRF	31/10/00 EUROS
Chiffre d'affaires réalisé en France	1.174.696	1.513.558	230.740
Chiffre d'affaires réalisé à Malte	36.354	75.417	11.497
Chiffre d'affaires réalisé en Belgique		1.732	264
Total chiffre d'affaires	**1.211.050**	**1.590.707**	**242.502**

A périmètre constant, la croissance du chiffre d'affaires est de 13,8 %.

NOTE 3 - PRÉLÈVEMENTS

(en milliers)	31/10/99 FRF	31/10/00 FRF	31/10/00 EUROS
Prélèvement État/Commune	(510.920)	(672.167)	(102.471)
CSG	(45.280)	(51.849)	(7.904)
RDS	(30.338)	(34.079)	(5.195)
Total prélèvements	**(586 538)**	**(758.095)**	**(115.571)**

NOTE 4 - FRAIS DE PERSONNEL

(en milliers)	31/10/99 FRF	31/10/00 FRF	31/10/00 EUROS
Frais de Personnel	*(234.888)*	*(292.950)*	*(44.660)*
Participation des salariés	(12.136)	(18.414)	(2.807)
Total frais de personnel	**(247.024)**	**(311.364)**	**(47.467)**

Effectifs en fin de période	1.158	1.494	

Dans le cadre de l'application du nouveau règlement 99.02, la participation des salariés aux fruits de l'expansion a lieu d'être constatée en frais de personnel.

Les états financiers publiés au 31/10/1999 sont ici retraités pro forma.

NOTE 5 - RÉSULTAT OPÉRATIONNEL

(en milliers)	31/10/99 FRF	31/10/00 FRF	31/10/00 EUROS
Résultat opérationnel	**169.559**	**255.393**	**38.934**

La croissance du Résultat Opérationnel est de 50,6 %.

A périmètre constant, la croissance est de 35,2 %

NOTE 6 - RÉSULTAT FINANCIER

(en milliers)	31/10/99 FRF	31/10/00 FRF	31/10/00 EUROS
Produits financiers	531	2.984	455
Charges financières	(10.008)	(21.418)	(3.265)
Charges financières sur crédit-bail	(5.123)	(4.101)	(625)
Résultat financier	**(14 600)**	**(22.535)**	**(3.435)**

NOTE 7 - AUTRES REVENUS ET CHARGES

(en milliers)	31/10/99 FRF	31/10/00 FRF	31/10/00 EUROS
Casino de Carry le Rouet [1]		2 .826	431
Provision Euros [2]		(1.596)	(243)
Total autres revenus et charges	**0**	**1.230**	**188**

(1) Plus value réalisée suite à l'indemnisation d'assurance dans le cadre du sinistre du mois de Mai 2000.

(2) Provision pour le coût de mise à jour des logiciels de back office dans le cadre du passage à l'Euro.

NOTE 8 - CHARGE D'IMPÔTS

(en milliers)	31/10/99 FRF	31/10/00 FRF	31/10/00 EUROS
Impôts sociétés	(58.932)	(88.366)	(13.471)
Impôts différés	(3.071)	6.908	1.053
Total charge d'impôt	***(62.003)***	***(81.458)***	***(12.418)***

Le profit d'impôt différé de l'exercice clos au 31/10/2000 provient de la comptabilisation pour la première fois de l'ensemble des impôts différés actifs sur différences temporaires fiscales/sociales et notamment la participation des salariés et des congés payés (cf. note changement comptable). L'impact du rattrapage en résultat est de FRF 10.028 milliers.

Une charge d'impôt différé passif est également constatée tous les ans principalement relative au retraitement du crédit bail du casino Ruhl de Nice et du casino hôtel de Mandelieu.

NOTE 9 - PREUVE D'IMPÔT

(en milliers)	31/10/1999 FRF	31/10/2000 FRF	31/10/2000 EUROS
Résultat global des operations	154.959	232.858	35.499
Autres revenus et charges		1.230	188
Résultat courant	**154.959**	**234.088**	**35.686**
Amortissement des écarts d'acquisition	(36.940)	(47.485)	(7.239)
Résultat avant impôts	**118.019**	**186.603**	**28.447**
Amortissement des écarts d'acquisition	36.940	47.485	7.239
Autres différences	2.059	(1.094)	(167)
Total des différences permanentes	**38.999**	**46.391**	**7.072**
Résultat taxable au taux courant	**157.018**	**232.994**	**35.520**
Taux d'impôt courant en France	40,0 %	37,8 %	37,8 %
Impôt théorique au taux courant	**(62.807)**	**(87.979)**	**(13.412)**
Effets sur l'impôt théorique :			
- des pertes fiscales de l'exercice non utilisées	(2.193)	(2.869)	(437)
- de l'effet des changements de taux	2.997	259	39
- de correction d'impôt sur exercice antérieur		(897)	(137)
- comptabilisation des impots différés actifs			
sur différences temporaires fiscales/comptables à l'ouverture		10.028	1.529
Charge d'impôt du Groupe	**(62.003)**	**(81.458)**	**(12.418)**
Taux facial d'impôt rapporté au résultat courant	(40,0) %	(34,8) %	(34,8)%

NOTE 10 - IMMOBILISATIONS INCORPORELLES

(en milliers)	31/10/99 FRF	Entrée de périmètre	Augmentations	Cession Reclassement	Différence de conversion	31/10/00 FRF	31/10/00 EUROS
Total valeur nette	**10.503**	**290**	**(232)**	**(3)**	**527**	**11.085**	**1.690**

NOTE 11 - ÉCARTS D'ACQUISITION

(en milliers)	31/10/99 Net	31/10/00 Brut	31/10/00 Amortissement	31/10/00 FRF	31/10/00 EUROS
Écarts d'acquisition	**598.046**	**989.278**	**(188.235)**	**801.043**	**122.118**

Les écarts d'acquisition sont amortis sur une durée de 20 ans

NOTE 12 - IMMOBILISATIONS CORPORELLES

(en milliers)	31/10/99 FRF	Entrée de périmètre	Augmentations	Cession Reclassement	Différence de conversion	31/10/00 FRF	31/10/00 EUROS
Total valeur nette	377.375	13.936	25.813	(5.389)	1.936	413.671	63.064

Les constructions comprennent des immobilisations financées par crédit-bail pour un montant brut de FRF 213 millions

(en milliers)	31/10/99 FRF	31/10/00 FRF	31/10/00 EUROS
France	352.812	384.893	58.677
Belgique		2.403	366
Malte	24.563	26.375	4.021
Valeur nette	**377.375**	**413.671**	**63.064**

NOTE 13 - IMMOBILISATIONS FINANCIÈRES

(en milliers)	31/10/99 FRF	31/10/00 FRF	31/10/00 EUROS
Autres immobilisations financières	941	998	152
Séquestres	13.086	11.056	1.685
Total valeurs brutes	**14.027**	**12.054**	**1.838**
Provision pour dépréciation			
Total immobilisations financières nettes	**14.027**	**12.054**	**1.838**

Les sommes séquestrées au 31/10/99 sont principalement relatives aux promesses d'achat signées au cours de l'exercice pour les casinos de Besançon et des Sables d'Olonne.

Les sommes séquestrées au 31/12/00 sont principalement relatives à la promesse d'achat signée au cours de l'exercice pour le Casino de Niederbronn.

NOTE 14 - PROVISIONS POUR RISQUES ET CHARGES

(en milliers)	31/10/99 FRF	Autres Mouvements	Entrée de Périmètre	Dotations et reprises	31/10/00 FRF	31/10/00 EUROS
Litiges prud'homaux et autres	9.250			(93)	9.157	1.396
Risques divers	4.947		300	692	5.939	905
Indemnités de départ à la retraite	1.700	2.908		500	5.108	779
Total provisions	**15.897**	**2.908**	**300**	**1.099**	**20.204**	**3.080**
Impôts différés	29.162			7.158	36.320	5.537
Provisions pour risques et charges	**45.059**	**2.908**	**300**	**8.257**	**56.524**	**8.617**

La provision pour impôts différés est principalement relative au retraitement des immobilisations financées par crédit-bail.

NOTE 15 - DETTE FINANCIÈRE NETTE

(en milliers)	31/10/99 FRF	31/10/00 FRF	31/10/00 EUROS
Endettement bancaire	278.120	299.602	45.674
Dette de crédit-bail	67.653	44.613	6.801
Total dettes à long terme	**345.773**	**344.215**	**52.475**
Endettement Bancaire	17.761	16.855	2.570
Dette de crédit-bail	21.115	23.040	3.512
Compte courant ACCOR S.A.	65.302	142.440	21.715
Autres dettes	14.244	13.531	2.063
Total dettes à court terme	**118.422**	**195.866**	**29.860**
Total dettes financières	**464.195**	**540.081**	**82.335**
Prêts à court terme	16.501	12.082	1.842
Disponibilités	74.354	92.299	14.071
Titres de placements		482	73
Total actifs financiers	**90.855**	**104.863**	**15.986**
Dette financière nette	**373.340**	**435.218**	**66.349**

L'échéancier de remboursement de la dette long terme se présente comme suit :

(en milliers)	N+2	N+3	N+4	Au delà	Total	Total Euros
Endettement bancaire	11.687	38.479	49.737	199.699	299.602	45.674
Dette de crédit-bail	25.140	7.655	8.171	3.647	44.613	6.801
Total dettes à long terme	**36.827**	**46.134**	**57.908**	**203.346**	**344.215**	**52.475**

NOTE 16 - RÉMUNÉRATION DES DIRIGEANTS

Les rémunérations globales allouées au titre de l'exercice aux membres des organes d'administration et de direction du Groupe ACCOR CASINOS ne sont pas communiquées car cela conduirait à produire des informations individuelles.

2.6.2 Comptes consolidés résumés au 30 avril 2001

Compte de Résultats

(en milliers)	Notes	31/10/00 FRF	30/04/01 FRF	30/04/01 EUROS
CHIFFRE D'AFFAIRES	2	**1.590.707**	**954.270**	**145.478**
Prélèvements	3	(758.095)	(461.867)	(70.411)
Chiffre d'affaires net		**832.612**	**492.403**	**75.066**
Frais de personnel	4	(311.364)	(186.940)	(28.499)
Charges d'exploitation		(193.736)	(125.636)	(19.153)
Résultat brut d'exploitation		**327.512**	**179.827**	**27.414**
Loyers		(20.730)	(11.442)	(1.744)
EXCÉDENT BRUT D'EXPLOITATION		**306.782**	**168.385**	**25.670**
Provisions de l'exercice		(1.796)	1.279	195
Dotations aux amortissements		(49.591)	(32.071)	(4.889)
RÉSULTAT OPÉRATIONNEL	5	**255.393**	**137.593**	**20.976**
Résultat financier	6	(22.535)	(18.411)	(2.807)
Résultat global des opérations		**232.858**	**119.182**	**18.169**
Autres revenus et charges	7	1.230		0
Amortissement des écarts d'acquisition		(47.485)	(29.341)	(4.473)
Impôts (y compris impôts différés)	8	(81.458)	(46.738)	(7.125)
Intérêts minoritaires		(3.760)	252	38
RÉSULTAT NET CONSOLIDE PART DU GROUPE		**101.385**	**43.355**	**6.609**
Nombre d'actions en circulation (en unités)		2.620.800	2.620.800	2.620.800
Résultat net par action (en unités monétaires)		38,68	16,54	2,52

NB : Les comptes de résultats au 31/10/00 correspondent à une période de 12 mois, ceux au 30/04/01 correspondent à une période de 6 mois.

Bilan

ACTIF (en milliers)	Notes	31/10/00 FRF	30/04/01 FRF	30/04/01 EUROS
Écarts d'acquisition	11	801.043	954.675	145.539
Immobilisations incorporelles	10	11.085	10.590	1.614
Immobilisations corporelles	12	413.671	487.254	74.281
Immobilisations financières	13	12.054	1.890	288
TOTAL ACTIF IMMOBILISE		**1.237.853**	**1.454.409**	**221.723**
Stocks		4.467	5.758	878
Clients et comptes rattachés		12.251	8.731	1.331
Autres créances et comptes de régularisation		38.956	46.605	7.105
Prêts court terme	15	12.082	8.809	1.343
VMP	15	482	0	0
Disponibilités	15	92.299	120.487	18.368
Impôt différé		16.246	18.805	2.867
TOTAL ACTIF CIRCULANT		**176.763**	**209.195**	**31.892**
TOTAL ACTIF		**1.414.636**	**1.663.604**	**253.615**

PASSIF (en milliers)	Notes	31/10/00 FRF	30/04/01 FRF	30/04/01 EUROS
Capital social		262.080	262.167	39.967
Prime d'émission		33.716	33.716	5.140
Report à nouveau		126.192	83.346	12.706
Résultat de l'exercice		101.385	43.355	6.609
Différence de conversion		234	123	19
CAPITAUX PROPRES		**523.607**	**422.707**	**64.441**
Intérêts minoritaires		5.869	11.452	1.746
CAPITAUX PROPRES ET INTERETS MINORITAIRES		**529 476**	**434.159**	**66.187**
Provisions pour risques et charges	14	20.204	24.753	3.774
Dettes financières	15	540.081	849.368	129.485
Fournisseurs et comptes rattachés		48.162	52.956	8.073
Autres dettes et comptes de régularisation		240.393	253.267	38.610
Impôts différés	14	36.320	49.102	7.486
TOTAL PASSIF		**1.414.636**	**1.663.604**	**253.615**

Tableau de financement

(en milliers)	Notes	31/10/00 FRF	30/04/01 FRF	30/04/01 EUROS
Résultat net consolidé, part groupe		101.385	43.355	6.609
Part des minoritaires		3.760	(252)	(38)
Amortissements des actifs		49.591	32.071	4.889
Amortissements des écarts d'acquisition		47.486	29.341	4.473
Provisions de l'exercice		1.797	(1.279)	(195)
Impôts différés		(6.908)	13.173	2.008
MBA D'EXPLOITATION COURANTE		**197.111**	**116.409**	**17.746**
Investissements sur actifs existants		(48.938)	(27.151)	(4.139)
		148.173	**89.258**	**13.607**
Investissements de développement		(290.604)	(258.707)	(39.440)
Cessions		5.449	3.318	506
Variation du Besoin en Fonds de Roulement		79.524	11.397	1.737
RESSOURCES/(EMPLOIS) DE L'ACTIVITÉ		**(57.458)**	**(154.734)**	**(23.589)**
Flux de dividendes		(7.135)	(144.144)	(21.975)
Augmentation de capital		2.545	2.449	373
Différence de conversion		(1.841)	1.679	256
Variations de périmètre sur intérêts minoritaires et provisions		2.011	9.896	1.509
VARIATION DE L'ENDETTEMENT NET	**15**	**(61.878)**	**(284.854)**	**(43.426)**
Endettement net début de période	15	373.340	435.218	66.349
Endettement net fin de période	15	435.218	720.072	109.774
VARIATION DE L'ENDETTEMENT NET	**15**	**61.878**	**284.854**	**43.426**

Variation des capitaux propres

Capitaux propres Groupe :

(en milliers)	31/10/00 FRF	30/04/01 FRF	30/04/01 EUROS
Capitaux propres début de période	**423.865**	**523.607**	**79.823**
Résultat de la période	101.385	43.355	6.609
Augmentation de capital			
Distribution de dividendes		(144.144)	(21.975)
Autres mouvements de réserve (*)	(1.849)		
Différence de conversion	206	(111)	(17)
Capitaux propres fin de période	**523.607**	**422.707**	**64.441**

(*) Comptabilisation exhaustive des engagements pour indemnités de départ à la retraite sur l'ensemble des casinos.

Intérêts minoritaires :

(en milliers)	31/10/00 FRF	30/04/01 FRF	30/04/01 EUROS
Intérêts minoritaires début de période	**5.799**	**5.869**	**895**
Entrées de périmètre	484	3.647	556
Résultat de la période	3.760	(252)	(38)
Augmentation de capital	2.545	2.445	373
Distribution de dividendes	(7.135)		
Différence de conversion	416	(257)	(39)
Intérêts minoritaires fin de période	**5.869**	**11.452**	**1.746**

EXTRAIT DES NOTES SUR LES COMPTES CONSOLIDES

L'exercice a une durée de 6 mois, couvrant la période du 1er novembre 2000 au 30 avril 2001.

Les notes suivantes sont extraites des comptes consolidés.

La présentation des états financiers consolidés a été modifiée afin de s'adapter aux formats du Groupe ACCOR qui consolide le Groupe ACCOR CASINOS par intégration globale.

NOTE 1 - PRINCIPES COMPTABLES

Les comptes consolidés de ACCOR CASINOS sont établis en conformité avec l'arrêté du 22/06/99 portant prolongation du règlement 99.02 du CRC.

Les incidences de cette disposition sur les principes et la présentation des comptes sont décrites dans cette note.

A. Méthodes et principes de consolidation

A.1. Méthodes de consolidation

Les sociétés dans lesquelles ACCOR CASINOS exerce directement ou indirectement un contrôle exclusif de droit ou de fait sont consolidées par intégration globale.

Les titres des sociétés dans lesquelles ACCOR CASINOS exerce directement ou indirectement une influence notable sont consolidés par mise en équivalence. Cette influence est présumée lorsque le Groupe détient entre 20 et 50 % des droits de vote.

A.2 Options retenues pour la clôture intermédiaire du 30/04/01

- Prélèvement : Le taux de prélèvement retenu au 30/04/01 correspond au taux annuel applicable au Produit Brut des Jeux sur 12 mois. Le Produit Brut des Jeux sur 12 mois, retenu pour ce calcul, correspond à la meilleure estimation du Produit Brut des Jeux projeté au 31/10/01.
- Impôts sur les sociétés : Le calcul de l'impôt sur les sociétés est effectué sur la base d'un résultat fiscal élaboré au 30/04/01 dans les mêmes conditions que lors de la clôture annuelle (i.e. sur la base des éléments réels comptabilisés).

A.3. Périmètre de consolidation

Pour la période du 01/11/00 au 30/04/01, le périmètre de consolidation du Groupe ACCOR CASINOS se présente comme suit :

Société	Taux de Contrôle	Taux d'intérêt	Méthode de consolidation	Activité
ACCOR CASINOS	100.00 %	100.00 %	Intégration Globale	Holding
SNEB	100.00 %	100.00 %	Intégration Globale	Casino de Nice
SDT Cassis	100.00 %	100.00 %	Intégration Globale	Casino de Cassis
SDT Carry	100.00 %	100.00 %	Intégration Globale	Casino de Carry
SPIC Chamonix	100.00 %	100.00 %	Intégration Globale	Casino de Chamonix
SAG de Mandelieu	100.00 %	100.00 %	Intégration Globale	Casino Hôtel de Mandelieu
SCI Mandelieu	100.00 %	100.00 %	Intégration Globale	Foncière Mandelieu
Gefreste	100.00 %	100.00 %	Intégration Globale	Holding
SA St Raphaël	100.00 %	100.00 %	Intégration Globale	Casino de St Raphaël
SA Ste Maxime	51.00 %	51.00 %	Intégration Globale	Casino de Ste Maxime
SFID	100.00 %	100.00 %	Intégration Globale	Holding
SA de la Corniche	100.00 %	100.00 %	Intégration Globale	Casino de Bénodet
SA Perros Guirec	100.00 %	100.00 %	Intégration Globale	Casino de Perros Guirec
SET Dax	100.00 %	100.00 %	Intégration Globale	Casino de Dax
Stake Holding	55.00 %	55.00 %	Intégration Globale	Holding
Dragonara	50.00 %	27.50 %	Intégration Globale	Casino de Malte
SPIC Lyon	100.00 %	100.00 %	Intégration Globale	Sans objet
SAT Bordeaux	100.00 %	100.00 %	Intégration Globale	Casino de Bordeaux
SATC (Dakar)	100.00 %	100.00 %	Intégration Globale	Sans objet
Société Foncière	100.00 %	100.00 %	Intégration Globale	Foncière de ACCOR CASINOS
SADT	100.00 %	100.00 %	Intégration Globale	Projet de casino de Carnac
SEBC	100.00 %	100.00 %	Intégration Globale	Projet de casino de Briançon
SATD	100.00 %	100.00 %	Intégration Globale	Casino de Dinant
Casin'hold	100.00 %	100.00 %	Intégration Globale	Holding
Besançon	100.00 %	100.00 %	Intégration Globale	Casino de Besançon
Ribeauvillé	100.00 %	100.00 %	Intégration Globale	Projet de casino de Ribeauvillé
Casino de la Plage	100.00 %	100.00 %	Intégration Globale	Casino des Sables d'Olonne
Casino de Langogne	100.00 %	100.00 %	Intégration Globale	Casino de Langogne
ACCOR CASINOS Suisse	80.00 %	80.00 %	Intégration Globale	Holding
Fribourgeoise	100.00 %	80.00 %	Intégration Globale	Projet de casino de Fribourg
Casino de Leucate	100.00 %	100.00 %	Intégration Globale	Projet de casino de Leucate
Casino de Niederbronn	90.78 %	90.78 %	Intégration Globale	Casino de Niederbronn

Depuis l'ouverture de l'exercice, ACCOR CASINOS a acquis le casino de Niederbronn au travers du rachat de 90,78 % des titres de la Société Fermière du Casino de Niederbronn. Une promesse de vente avait été signée à l'automne 2000. Cette acquisition a été consolidée avec effet rétroactif au 01/11/00, son impact est donc en semestre plein au 30/04/01.

Société	Date de création ou de reprise	Échéance du cahier des charges	Échéance de renouvellement des jeux
Casino de Nice	05/05/90	31/12/05	31/03/03
Casino de Cassis	05/02/92	21/02/06	31/03/03
Casino de Carry	05/02/92	31/10/04	31/10/03
Casino de Chamonix	06/04/92	04/06/07	31/12/01
Casino Hôtel de Mandelieu	01/11/97	17/03/01	17/03/01
Casino de St Raphaël	01/11/98	31/05/08	31/03/02
Casino de Ste Maxime	01/11/98	13/05/15	*
Casino de Bénodet	01/11/98	31/12/09	31/10/01
Casino de Perros Guirec	01/11/98	31/12/12	31/12/05
Casino de Dax	09/07/99	31/05/17	31/05/01
Casino de Malte	15/02/99	15/02/09	**
Casino de Besançon	01/11/99	31/07/09	31/10/03
Casino des Sables d'Olonne	01/11/99	01/11/13	31/10/01
Casino de Dinant	01/08/00	01/07/19	**
Casino de Niederbronn	31/10/00	31/10/13	31/10/03
Casino de Bordeaux	25/01/01	18/12/18	31/10/02

(*) Le casino de Sainte Maxime n'est pas en activité à ce jour.

(**) Les législations Maltaise et Belge ne prévoient pas d'autorisation de jeux.

B. Ecarts d'évaluation et d'acquisition

A l'occasion de la première consolidation des filiales et participations du Groupe, il est procédé, dans un délai n'excédant généralement pas un an, à l'évaluation de l'ensemble des éléments identifiables (actifs et passifs) acquis. Postérieurement à leur affectation, l'ensemble des écarts d'évaluation suit les règles comptables propres à leur nature décrite dans les notes ci-après. L'écart résiduel éventuel est inscrit à l'actif du bilan sous la rubrique " Ecart d'acquisition " et amorti linéairement sur une durée maximale de 20 ans.

C. Conversion des comptes exprimés en devises

Les postes de bilan exprimés en devises sont convertis en francs français au cours de change en vigueur à la date de clôture de l'exercice. Les comptes de résultat exprimés en devises sont convertis au cours moyen annuel. Les différences de conversion en résultant figurent dans les capitaux propres.

D. Immobilisations

D.1. Immobilisations incorporelles

Les immobilisations incorporelles acquises figurent au bilan pour leur valeur d'achat.

D.2. Immobilisations corporelles

Les immobilisations corporelles sont inscrites au bilan à leur valeur d'acquisition ou à leur coût de revient.

Les immobilisations corporelles sont amorties linéairement en fonction de la durée de vie prévue :

Constructions	20 à 45 ans
Installations	7 à 10 ans
Autres	4 à 7 ans

D.3. Location de longue durée, crédit-bail et cession-bail

Le Groupe utilise l'option de la réglementation française (Règlement CRC 99-02) lui permettant de retraiter les contrats de crédit-bail et assimilés. Il applique, dans ce cadre, les principes comptables internationaux définis par la norme IAS 17. La distinction entre contrats de location financement et contrats de location simple est effectuée à partir des critères usuels détaillés par cette norme et s'appuie sur leur qualification précise développée dans la norme américaine SFAS 13.

Les contrats de location financement qui ont pour effet de transférer substantiellement les risques et avantages inhérents à la propriété d'un bien au preneur sont retraités, et les actifs ainsi acquis sont immobilisés et amortis selon les règles appliquées par le Groupe. La dette correspondante est identifiée sur une ligne séparée du bilan.

Les contrats de location simple sont constatés au compte de résultat sous forme de loyers.

D.4. Titres de participation non consolidés

Les titres de participation dans les sociétés non consolidées sont inscrits à leur coût d'acquisition.

D.5. Stocks

Les stocks sont évalués suivant la méthode " premier entré, premier sorti ".

D.6. Créances

Les créances sont valorisées à leur valeur nominale. Une provision pour dépréciation est pratiquée, lorsque la valeur d'inventaire est inférieure à la valeur comptable.

D.7. Valeurs mobilières de placement

La valeur brute est constituée par le coût d'achat hors frais accessoires. Lorsque la valeur d'inventaire est inférieure à la valeur brute, une provision pour dépréciation est constituée du montant de la différence.

E. Conversion des opérations libellées en devises

Pour chaque société du Groupe, les transactions réalisées dans une devise autre que la monnaie locale sont converties au cours de change en vigueur à la date de chacune des transactions.

Les créances et les dettes correspondantes, à l'exception de celles faisant l'objet d'une couverture de change, sont converties en francs français sur la base du cours de change en vigueur à la date d'arrêté du bilan (cours de clôture). Les gains ou pertes de change latents qui en résultent sont comptabilisés en résultat financier.

Pour les créances et les dettes libellées en devises de la zone Euro (devises "in") le groupe a utilisé les taux de conversion fixés de façon irrévocable au 31 décembre 1998 entre l'Euro et les devises "in" et en vigueur depuis le 1er janvier 1999. Les gains et les pertes de change correspondants ont été constatés en résultat financier.

F. Impôt différé

Le Groupe a retenu la méthode du report variable selon laquelle les créances ou dettes d'impôt futures sont évaluées au dernier taux d'imposition connu, sans actualisation. Les effets dus aux changements des taux d'impôts s'inscrivent en compte de résultat des exercices sur lesquels ces modifications sont applicables.

Par ailleurs, les impôts différés sont calculés sur l'ensemble des différences temporaires. Il n'est constaté d'impôt différé actif sur les déficits reportables et amortissements réputés différés que dans la mesure où leur récupération sur une durée raisonnable est quasi certaine.

G. Indemnités de départ en retraite

Les droits acquis au titre des indemnités de départ en retraite sont provisionnés sur la base d'un calcul actuariel pour l'ensemble des sociétés françaises du groupe conformément à la méthode préférentielle préconisée par le règlement 99.02 il n'existe pas d'engagements de départ en retraite ni de régime de retraite à prestations définies pour les autres sociétés du Groupe.

H. Présentation du compte de résultat et du tableau de financement

Afin de mieux refléter les résultats de la gestion de ses activités, ACCOR CASINOS présente des soldes intermédiaires du compte de résultat consolidé et du tableau de financement identiques à ceux utilisés pour la gestion interne du Groupe.

H.1. Chiffre d'affaires

Le chiffre d'affaires correspond au montant des ventes de produits et prestations de services liées aux activités courantes des sociétés consolidées par intégration globale et par intégration proportionnelle. Il s'agit notamment, pour les casinos, du produit brut des jeux (machines à sous et jeux traditionnels) avant déduction des prélèvements Etat et Commune.

H.2. Frais de personnel

Dans le cadre des normes de consolidation françaises, la participation des salariés aux fruits de l'expansion a lieu d'être constatée en frais de personnel.

H.3. Résultat global des opérations

Ce solde retrace les résultats des opérations et du financement des différents casinos du Groupe. Il intègre le résultat opérationnel, le résultat financier et la quote-part des résultats des activités mises en équivalence.

H.4. Tableau de financement

Il est présenté selon la même structure que celle utilisée pour la gestion interne du Groupe et isole d'une part les ressources ou emplois de l'activité, et d'autre part les opérations de financement.

Les ressources ou emplois de l'activité incluent :

- La marge brute d'autofinancement d'exploitation après variation des impôts différés et avant plus-values significatives de cession d'actifs ;
- Les investissements sur actifs existants (IAE) dont l'objet est le maintien ou le renouvellement d'actifs existants au début de chaque exercice et nécessaires à une exploitation normale ;
- Les investissements de développement qui recouvrent les actifs immobilisés des filiales nouvellement consolidées par intégration globale ainsi que la constitution de nouveaux actifs ;
- La variation du besoin en fonds de roulement.

NOTE 2 - ANALYSE DU CHIFFRE D'AFFAIRES

Répartition du chiffre d'affaires par nature :

(en milliers)	31/10/00 FRF	30/04/01 FRF	30/04/01 EUROS
Produit brut des Tables	167.650	99.216	15.125
Produit brut des Machines	1.278.636	775.495	118.223
Total produit brut des jeux	**1.446.286**	**874.711**	**133.349**
Restauration	73.506	42.092	6.417
Hébergement	56.891	23.122	3.525
Autres chiffres d'affaires	14.024	14.345	2.187
Total Chiffre d'affaires	**1.590.707**	**954.270**	**145.478**

Répartition du chiffre d'affaires par zone géographique :

(en milliers)	31/10/00 FRF	30/04/01 FRF	30/04/01 EUROS
Chiffre d'affaires réalisé en France	1.513.558	909.389	138.635
Chiffre d'affaires réalisé à Malte	75.417	39.416	6.009
Chiffre d'affaires réalisé en Belgique	1.732	5.465	833
Total Chiffre d'affaires	**1.590.707**	**954.270**	**145.478**

A périmètre constant sur la période du 01/11/00 au 30/04/01, la croissance du chiffre d'affaires est de 12,5 %.

NOTE 3 - PRÉLÈVEMENTS

(en milliers)	31/10/00 FRF	30/04/01 FRF	30/04/01 EUROS
Prélèvement État/Commune	(672.167)	(411.108)	(62.673)
CSG	(51.849)	(29.509)	(4.499)
RDS	(34.079)	(21.250)	(3.240)
Total Prélèvements	**(758 095)**	**(461.867)**	**(70.411)**

NOTE 4 - FRAIS DE PERSONNEL

(en milliers)	31/10/00 FRF	30/04/01 FRF	30/04/01 EUROS
Frais de Personnel	(292.950)	(176.398)	(26.892)
Participation des salariés	(18.414)	(10.542)	(1.607)
Total frais de personnel	**(311.364)**	**(186.940)**	**(28.499)**
Effectifs en fin de période	1.494	1.699	

Dans le cadre de l'application du règlement 99.02, la participation des salariés aux fruits de l'expansion a lieu d'être constatée en frais de personnel.

NOTE 5 - RÉSULTAT OPÉRATIONNEL

(en milliers)	31/10/00 FRF	30/04/01 FRF	30/04/01 EUROS
Résultat opérationnel	**255.393**	**137.593**	**20.976**

Sur la période du 01/11/00 au 30/04/01, la croissance du Résultat opérationnel est de 36,0 %.

A périmètre constant, la croissance est de 23,0 %.

NOTE 6 - RÉSULTAT FINANCIER

(en milliers)	31/10/00 FRF	30/04/01 FRF	30/04/01 EUROS
Produits financiers	2.984	1.350	206
Charges financières	(21.418)	(18.267)	(2.785)
Charges financières sur crédit-bail	(4.101)	(1.494)	(228)
Résultat financier	**(22.535)**	**(18.411)**	**(2.807)**

NOTE 7 - AUTRES REVENUS ET CHARGES

(en milliers)	31/10/00 FRF	30/04/01 FRF	30/04/01 EUROS
Casino de Carry le Rouet (1)	2.826	0	0
Provision Euros (2)	(1.596)	0	0
TOTAL AUTRES REVENUS ET CHARGES	**1.230**	**0**	**0**

(1) Plus value réalisée suite à l'indemnisation d'assurance dans le cadre du sinistre du mois de Mai 2000.

(2) Provision pour le coût de mise à jour des logiciels de back office dans le cadre du passage à l'Euro.

NOTE 8 - CHARGE D'IMPÔTS

(en milliers)	31/10/00 FRF	30/04/01 FRF	30/04/01 EUROS
Impôts sociétés	(88.366)	(33.565)	(5.117)
Impôts différés	6.908	(13.173)	(2.008)
TOTAL CHARGE D'IMPÔT	**(81.458)**	**(46.738)**	**(7.125)**

Le profit d'impôt différé de l'exercice clos au 31/10/2000 provient de la comptabilisation pour la première fois de l'ensemble des impôts différés actifs sur différences temporaires fiscales/sociales et notamment la participation des salariés et des congés payés (cf. note changement comptable). L'impact du rattrapage en résultat est de FRF 10.028 milliers.

Une charge d'impôt différé passif est également constatée tous les ans principalement relative au retraitement du crédit bail du Casino Ruhl de Nice et du Casino Hôtel de Mandelieu.

NOTE 9 - PREUVE D'IMPÔT

(en milliers)	31/10/00 FRF	30/04/01 FRF	30/04/01 EUROS
Résultat Global des Opérations	232.858	119.183	18.169
Autres revenus et charges	1.230		0
Résultat courant	**234.088**	**119.183**	**18.169**
Amortissement des écarts d'acquisition	(47.485)	(29.340)	(4.473)
Résultat avant impôts	**186.603**	**89.843**	**13.696**
Amortissement des écarts d'acquisition	47.485	29.340	4.473
Autres différences	(1.094)	201	31
Total des différences permanentes	**46.391**	**29.541**	**4.503**
Résultat taxable au taux courant	**232.994**	**119.384**	**18.200**
Taux d'impôt courant en France	37,8 %	36,4 %	36,4 %
Impôt théorique au taux courant	**(87.979)**	**(43.480)**	**(6.628)**
Effets sur l'impôt théorique :			
- des pertes fiscales de l'exercice non utilisées	(2.869)	(3.158)	(481)
- de l'effet des changements de taux	259		0
- de correction d'impôt sur exercice antérieur	(897)		0
- écart de taux avec les pays étrangers		(100)	(15)
- comptabilisation des impôts différés actifs sur différences temporaires fiscales/comptables			0
à l'ouverture	10.028		0
Charge d'impôt du Groupe	**(81.458)**	**(46.738)**	**(7.125)**
Taux facial d'impôt rapporté au résultat courant	(34,8) %	(39,2) %	(39,2) %

Suivi des impôts différés actifs non comptabilisés :

Déficits reportables

Pertes fiscales non activées :	Pertes	Taux	Ida non Comptabilisé FRF	Ida non Comptabilisé EUROS
Société du casino de Sainte Maxime	(3.009)	36,4 %	1.096	167
Société du casino de Dinant	(5.129)	40,2 %	2.062	314
Total ida non comptabilisés			**3.158**	**481**

NOTE 10 - IMMOBILISATIONS INCORPORELLES

(en milliers)	31/10/00 FRF	Entrée de périmètre	Augmentations	Cession Reclassement	Différence de conversion	30/04/01 FRF	30/04/01 EUROS
Total valeur nette	**11.085**	**0**	**(265)**	**0**	**(230)**	**10.590**	**1.614**

NOTE 11 - ÉCARTS D'ACQUISITION

(en milliers)	31/10/00 Net	30/04/01 Brut	30/04/01 Amortissement	30/04/01 FRF	30/04/01 EUROS
Écarts d'acquisition	**801.043**	**1.172.251**	**(217.576)**	**954.675**	**145.539**

Les écarts d'acquisition sont amortis sur une durée de 20 ans.

NOTE 12 - IMMOBILISATIONS CORPORELLES

(en milliers)	31/10/00 FRF	Entrée de périmètre	Augmentations	Cession Reclassement	Différence de conversion	30/04/01 FRF	30/04/01 EUROS
Total valeur nette	**413.671**	**36.320**	**42.029**	**(2.987)**	**(1.779)**	**487.254**	**74.281**

Les constructions comprennent des immobilisations financées par crédit bail pour un montant brut de FRF 213 millions

(en milliers)	31/10/00 FRF	30/04/01 FRF	30/04/01 EUROS
France	384.893	455.455	69.434
Belgique	2.403	9.548	1.456
Malte	26.375	22.251	3.392
Valeur nette	**413 671**	**487.254**	**74.281**

NOTE 13 - IMMOBILISATIONS FINANCIÈRES

(en milliers)	31/10/00 FRF	30/04/01 FRF	31/10/00 EUROS
Autres immobilisations financières	998	1.077	164
Séquestres	11.056	813	124
Total valeurs brutes	**12.054**	**1.890**	**288**
Provision pour dépréciation			
Total immobilisations financières nettes	**12 054**	**1.890**	**288**

Les sommes séquestrées au 31/10/00 sont principalement relatives à la promesse d'achat signée au cours de l'exercice pour le Casino de Niederbronn

NOTE 14 - PROVISIONS POUR RISQUES ET CHARGES

(en milliers)	31/10/00 FRF	Autres Mouvements	Entrée de Périmètre	Dotations et reprises	30/04/01 FRF	30/04/01 EUROS
Litiges prud'homaux et autres	9.157	49	4.070	(186)	13.090	1.996
Risques divers	5.939	(11)	985	(1.556)	5.357	817
Indemnités de départ à la retraite	5.108		1.198		6.306	961
Total Provisions	**20.204**	**38**	**6.253**	**(1.742)**	**24.753**	**3.774**
Impôts différés	36.320		383	12.399	49.102	7.486
Provisions pour risques et charges	**56.524**	**38**	**6.636**	**10.657**	**73.855**	**11.259**

La provision pour impôts différés est principalement relative au retraitement des immobilisations financées par crédit bail.

NOTE 15 - DETTE FINANCIÈRE NETTE

(en milliers)	31/10/00 FRF	30/04/01 FRF	30/04/01 EUROS
Endettement bancaire	299.602	30.509	4.651
Dette de crédit-bail	44.613	32.043	4.885
Total dettes à long terme	**344.215**	**62.552**	**9.536**
Endettement bancaire	*16.855*	*14.456*	*2.204*
Dette de crédit-bail	23.040	24.091	3.673
Compte courant ACCOR Sa	142.440	731.564	111.526
Autres dettes	13.531	16.705	2.547
Total dettes à court terme	**195.866**	**786.816**	**119.949**
Total dettes financières	**540.081**	**849.368**	**129.485**
Prêts à court terme	12.082	8.809	1.343
Disponibilités	92.299	120.487	18.368
Titres de placements	482		
Total actifs financiers	**104.863**	**129.296**	**19.711**
Dette financière nette	**435.218**	**720.072**	**109.774**

L'échéancier de remboursement de la dette long terme se présente comme suit :

(en milliers)	N+2	N+3	N+4	Au delà	Total	Total Euros
Endettement bancaire	10.638	9.617	9.068	1.186	30.509	4.651
Dette de Crédit Bail	16.398	7.913	5.868	1.864	32.043	4.885
Total dettes à long terme	**27.036**	**17.530**	**14.936**	**3.050**	**62.552**	**9.536**

NOTE 16 - RÉMUNÉRATION DES DIRIGEANTS

Les rémunérations globales allouées au titre de l'exercice aux membres des organes d'administration et de direction du Groupe ACCOR CASINOS ne sont pas communiquées car cela conduirait à produire des informations individuelles.

2.6.3 Rapport des Commissaires aux Comptes sur les comptes consolidés au 31 octobre 2000

BARBIER FRINAULT & ASSOCIES
ARTHUR ANDERSEN
Commissaire aux Comptes
Membre de la Compagnie de Versailles
41, rue Ybry
92576 Neuilly sur Seine Cedex

SCP PLAZEN FOLLIN
Commissaire aux Comptes
Membre de la Compagnie de Paris
25 rue Charles Fourier
75640 Paris Cedex 13

Monsieur le Président de la Société ACCOR CASINOS S.A.,

A la suite de la demande qui nous a été faite et en notre qualité de commissaires aux comptes de la société ACCOR CASINOS S.A., nous avons effectué un audit des comptes consolidés à usage interne, relatifs à l'exercice clos le 31 octobre 2000, tels qu'ils sont joints au présent rapport.

Ces comptes consolidés à usage interne ont été établis sous votre responsabilité et, n'étant pas destinée à être adressée aux actionnaires, n'ont pas fait l'objet d'un arrêté formel par le Conseil d'Administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

Nous avons effectué notre audit selon les normes de la profession applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans cette situation. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes consolidés et à apprécier sa présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes consolidés à usage interne, établis conformément aux principes comptables généralement admis en France, sont réguliers et sincères et donnent une image fidèle du résultat des opérations de la période écoulée ainsi que de la situation financière et du patrimoine de la société à la fin de cette période.

Neuilly-sur-Seine et Paris, le 24 janvier 2001

Les Commissaires aux Comptes

BARBIER FRINAULT & ASSOCIES — SCP PLAZEN FOLLIN

Michel Léger & Nicolas Sabran — Didier Follin

2.6.4 Rapport des Commissaires aux Comptes sur les comptes consolidés au 30 avril 2001

BARBIER FRINAULT & AUTRES
Société Civile
ARTHUR ANDERSEN
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

Monsieur le président de la Société ACCOR CASINOS S.A.,

A la suite de la demande qui nous a été faite et en notre qualité de commissaires aux comptes de la société ACCOR CASINOS S.A., nous avons effectué un examen limité des comptes intermédiaires consolidés de celle-ci relatifs à la période du 1er novembre 2000 au 30 avril 2001, tels qu'ils sont joints au présent rapport.

Ces comptes ont été établis par votre Direction Générale et, n'étant pas destinés à être adressés aux actionnaires n'ont pas fait l'objet d'un arrêté par le Conseil d'Administration. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes de la profession applicables en France ; ces normes requièrent la mise en œuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes intermédiaires consolidés ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en œuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause la régularité et la sincérité des comptes intermédiaires consolidés, établis conformément aux principes comptables généralement admis en France, et l'image fidèle qu'ils donnent du résultat des opérations de la période écoulée ainsi que de la situation financière et du patrimoine de la société à la fin de cette période.

Neuilly-sur-Seine, le 2 juillet 2001

Le Commissaire aux Comptes
Barbier Frinault & Autres
Nicolas Sabran

2.7. EVENEMENTS RECENTS

Le casino de Sainte Maxime a reçu l'autorisation d'exploiter les jeux le 19 octobre 2001 et a ouvert ses portes le 19 novembre 2001.

Le 24 octobre 2001, le Conseil Fédéral Suisse suivant les recommandations de la Commission Fédérale des Maisons de Jeux (CFMJ) a indiqué quels étaient les projets de casinos désignés pour bénéficier d'une licence de type A ou B. Sur les 63 dossiers étudiés par cette commission, seuls 20 dossiers ont bénéficié de cette possibilité d'attribution, ACCOR CASINOS s'est vu attribué des licences pour les casinos de Fribourg et de Courrendlin.

3 PRESENTATION DE LA SOCIETE VISEE

3.1 RENSEIGNEMENTS CONCERNANT COMPAGNIE EUROPEENNE DE CASINOS

Les renseignements relatifs à la société COMPAGNIE EUROPEENNE DE CASINOS figurent dans le document de référence enregistré auprès de la Commission des Opérations de Bourse le 6 avril 2001 sous le numéro R.01-079.

Ces renseignements sont complétés par les éléments figurant dans le paragraphe 3.2 ci-dessous.

3.2 EVOLUTION DE L'ACTIONNARIAT ET MODIFICATIONS DE LA COMPOSITION DU CONSEIL D'ADMINISTRATION

3.2.1 Evolution de l'actionnariat

A l'issue de l'Assemblée Générale Extraordinaire du 23 avril 2001, le capital social de COMPAGNIE EUROPEENNE DE CASINOS a été converti en euros, par application du taux officiel de conversion qui s'élève, pour un euro, à 6,55957 FRF.

Par suite, l'Assemblée Générale Extraordinaire a décidé d'arrondir le montant de la valeur nominale des actions, par suppression des décimales, au nombre entier d'euros immédiatement supérieur, soit 10 €, entraînant une différence de 1.578.702,49 €.

L'Assemblée Générale a ensuite décidé, en conséquence de ce qui précède, d'augmenter le capital social d'un montant de 1.578.702,49 € pour le porter de 16.927.667,51 € à 18.506.370,00 €, par prélèvement sur le poste "Prime d'émission".

Enfin, l'Assemblée Générale Extraordinaire a décidé de modifier la valeur nominale des actions, dont le montant s'élevait, après la conversion du capital en euros, à la somme de 10 €, pour le ramener à 5 €.

Ainsi, le 22 juin 2001, après augmentation et conversion du capital en euros, le nominal des actions de COMPAGNIE EUROPEENNE DE CASINOS a été divisé par deux portant le nombre d'actions de COMPAGNIE EUROPEENNE DE CASINOS à 3.701.274 actions. Au 6 décembre 2001, à la connaissance de la société et sur la base du nombre d'obligations convertibles en actions en circulation établi par EURONEXT le 9 août 2001, la répartition du capital et des droits de vote était la suivante:

	Capital Non Dilué				Capital Dilué			
Actionnaires	*Actions*	*% Actions*	*Droits de Vote*	*% Droits de Vote*	*Actions*	*% Actions*	*Droits de Vote*	*% Droits de Vote*
A. Der Krikorian	178.616	4,6 %	357.232	7,0 %	178.616	3,6 %	357.232	5,8 %
M. Der Krikorian	13.800	0,4 %	27.600	0,5 %	13.800	0,3 %	27.600	0,4 %
C.Robert	8.712	0,2 %	17.424	0,3 %	8.712	0,2 %	17.424	0,3 %
S. Michelet	209.428	5,4 %	418.856	8,2 %	209.428	4,2 %	418.856	6,7 %
T. Akopoff	178.606	4,6 %	357.212	7,0 %	178.606	3,6 %	357.212	5,8 %
JL. Lendormy	218.560	5,6 %	437.120	8,5 %	218.560	4,4 %	437.120	7,0 %
G. Simonian	69.256	1,8 %	138.512	2,7 %	69.256	1,4 %	138.512	2,2 %
C. Vasori	88.112	2,3 %	176.224	3,4 %	88.112	1,8 %	176.224	2,8 %
F. Vals	32.000	0,8 %	64.000	1,2 %	32.000	0,6 %	64.000	1,0 %
S. Robert	21.858	0,6 %	43.716	0,9 %	21.858	0,4 %	43.716	0,7 %
Total Pacte	1.018.948	26,3 %	2.037.896	39,8 %	1.018.948	20,5 %	2.037.896	32,8 %
M. Jacomino	210.756	5,4 %	421.512	8,2 %	210.756	4,2 %	421.512	6,8 %
Autres Personnes Physiques avec Vote Double	18.809	0,5 %	37.618	0,7 %	18.809	0,4 %	37.618	0,6 %
Autres Personnes Physiques sans Vote Double	98	0,0 %	98	0,0 %	98	0,0 %	98	0,0 %
Autres institutionnels	242.494	6,3 %	242.494	4,7 %	242.494	4,9 %	242.494	3,9 %
Total Identifié	1.491.105	38,5 %	2.739.618	53,5 %	1.491.105	30,0 %	2.739.618	44,1 %
Public	2.383.710	61,5 %	2.383.710	46,5 %	2.383.710	48,0 %	2.383.710	38,4 %
Conversion Obligations Convertibles	-	0,0 %	-	0,0 %	1.057.226	21,3 %	1.057.226	17,0 %
Exercice Bons de Souscription d'Actions	-	0,0 %	-	0,0 %	538	0,0 %	538	0,0 %
Exercice Options de Souscription	-	0,0 %	-	0,0 %	30.000	0,6 %	30.000	0,5 %
Sous total	-	0,0 %	-	0,0 %	1.087.764	21,9 %	1.087.764	17,5 %
TOTAL	**3.874.815**	**100,0 %**	**5.123.328**	**100,0 %**	**4.962.579**	**100,0 %**	**6.211.092**	**100,0 %**

Source: CEC au 6 décembre 2001 et Euronext 9 août pour les obligations convertibles

Selon un avis publié le 1er juin 2001 par le Conseil des Marchés Financiers, JO Hambro Capital Management Limited a déclaré détenir au travers de comptes de clients sous gestion, 120.650 actions de COMPAGNIE EUROPEENNE DE CASINOS, avant réduction du nominal, soit 241.300 actions après, soit 6,2 % du capital non-dilué et 4.9 % du capital sur une base totalement diluée.

Selon un avis publié le 30 août 2001 par le Conseil des Marchés Financiers, FMR Corp et Fidelity International Limited ont déclaré détenir 335.262 actions de COMPAGNIE EUROPEENNE DE CASINOS, soit 8,7 % du capital non-dilué et 6,8 % du capital sur une base totalement diluée.

Selon un avis publié le 29 octobre 2001 par le Conseil des Marchés Financiers, la Société Financière du Domaine de Divonne a déclaré détenir 200.514 actions de COMPAGNIE EUROPEENNE DE CASINOS et 2.975 Obligations Convertibles, soit 5,2 % du capital non-dilué et 4,2 % du capital sur une base totalement diluée.

Selon un avis publié le 31 décembre 2001 par le Conseil des Marchés Financiers, Groupe Partouche a acquis sur le marché vendredi 28 décembre 254.124 actions de COMPAGNIE EUROPEENNE DE CASINOS et 4.747 Obligations Convertibles, soit 6,6 % du capital non-dilué et 5,4 % du capital sur une base totalement diluée.

A la connaissance de la société, aucun autre actionnaire ne détient directement ou indirectement plus de 5% du capital ou des droits de vote de la société.

3.2.2. Actionnariat au 14 décembre 2001, consécutif aux cessions de blocs

A la connaissance de la société et sur la base du nombre d'obligations convertibles en actions en circulation établi par *EURONEXT le 9 août 2001, la répartition du capital et des droits de vote à l'issue* de la cession des blocs est la suivante :

	Capital Non Dilué				Capital Dilué				
Actionnaires	Actions	% Actions	Droits de Vote	% Droits de Vote	Actions	% Actions	Droits de Vote	% Droits de Vote	% Droits de Vote (sans DV double pour Engagement d'Apport)
A. Der Krikorian	175.351	4,5 %	350.702	7,7 %	175.351	3,5 %	350.702	6,2 %	3,5 %
M. Der Krikorian	11.782	0,3 %	23.564	0,5 %	11.782	0,2 %	23.564	0,4 %	0,2 %
C.Robert	-	0,0 %	-	0,0 %	-	0,0 %	-	0,0 %	0,0 %
S. Michelet	170.728	4,4 %	341.456	7,5 %	170.728	3,4 %	341.456	6,0 %	3,4 %
T. Akopoff	146.728	3,8 %	293.456	6,4 %	146.728	3,0 %	293.456	5,2 %	2,9 %
JL. Lendormy	137.455	3,5 %	274.910	6,0 %	137.455	2,8 %	274.910	4,9 %	2,8 %
G. Simonian	27.206	0,7 %	54.412	1,2 %	27.206	0,5 %	54.412	1,0 %	0,5 %
C. Vasori	-	0,0 %	-	0,0 %	-	0,0 %	-	0,0 %	0,0 %
F. Vals	-	0,0 %	-	0,0 %	-	0,0 %	-	0,0 %	0,0 %
S. Robert	-	0,0 %	-	0,0 %	-	0,0 %	-	0,0 %	0,0 %
Total Pacte	669.250	17,3 %	1.338.500	29,3 %	669.250	13,5 %	1.338.500	23,7 %	13,4 %
M. Jacomino	-	0,0 %	-	0,0 %	-	0,0 %	-	0,0 %	0,0 %
Autres Personnes Physiques avec Vote Double	18.809	0,5 %	37.618	0,8 %	18.809	0,4 %	37.618	0,7 %	0,8 %
Autres Personnes Physiques sans Vote Double	98	0,0 %	98	0,0 %	98	0,0 %	98	0,0 %	0,0 %
Autres institutionnels	93.478	2,4 %	93.478	2,0 %	93.478	1,9 %	93.478	1,7 %	1,9 %
Total Identifié	781.635	20,2 %	1.469.694	32,2 %	781.635	15,8 %	1.469.694	26,0 %	16,1 %
Bloc ACCOR CASINOS	879.569	22,7 %	879.569	19,3 %	879.569	17,7 %	879.569	15,6 %	17,7 %
Public	2.213.611	57,1 %	2.213.611	48,5 %	2.213.611	44,6 %	2.213.611	39,2 %	44,4 %
Conversion Obligations Convertibles	-	0,0 %	-	0,0 %	1.057.226	21,3 %	1.057.226	18,7 %	21,2 %
Exercice Bons de Souscription d'Actions	-	0,0 %	-	0,0 %	538	0,0 %	538	0,0 %	0,0 %
Exercice Options de Souscription	-	0,0 %	-	0,0 %	30.000	0,6 %	30.000	0,5 %	0,6 %
Sous total	-	0,0 %	-	0,0 %	1.087.764	21,9 %	1.087.764	19,3 %	21,8 %
TOTAL	**3.874.815**	**100,0 %**	**4.562.874**	**100,0 %**	**4.962.579**	**100,0 %**	**5.650.638**	**100,0 %**	**100,0 %**

Source: CEC au 6 décembre 2001 et Euronext 9 août pour les obligations convertibles

3.2.3. Modifications de la composition du Conseil d'Administration

Aux termes d'une résolution adoptée par l'Assemblée Générale Mixte de COMPAGNIE EUROPEENNE DE CASINOS le 23 avril 2001, le mandat d'administrateur de M. Denis BIJU-DUVAL a été renouvelé jusqu'à l'Assemblée Générale Ordinaire appelée à statuer sur les comptes de l'exercice clos le 31 octobre 2006.

3.3 EVENEMENTS SIGNIFICATIFS CONCERNANT L'ACTIVITE DE LA SOCIETE INTERVENUS AU COURS DE L'EXERCICE CLOS LE 31 OCTOBRE 2001 ET DEPUIS LE DEBUT DE L'EXERCICE OUVERT LE 1ER NOVEMBRE 2001

3.3.1 Comptes semestriels au 30 avril 2001

Bilan

BILAN ACTIF	En milliers d'euros 30/04/01	En milliers de francs 30/04/01	31/10/00
Ecarts d'acquisition	116.602	764.858	785.552
IMMOBILISATIONS INCORPORELLES			
Frais d'établissement	50	325	349
Concessions, brevets et droits assimilés	416	2.730	2.827
Fonds commercial	1.350	8.857	8.857
Autres immobilisations incorporelles	811	5.322	5.447
IMMOBILISATIONS CORPORELLES			
Terrains	4.304	28.231	28.722
Constructions	38.833	254.730	234.230
Installations techniques	6.070	39.815	34.090
Autres immobilisations corporelles	11.829	77.592	76.705
Immobilisations en cours	2.978	19.537	24.486
Avances et acomptes	146	957	1.083
IMMOBILISATIONS FINANCIERES			
Titres de participations	2.267	14.874	8.457
Titres immobilisés de l'activité de portefeuille			
Créances sur participations			8.500
Autres titres immobilisés	925	6.066	69
Prêts	53	350	2.077
Autres immobilisations financières	130	853	921
ACTIF IMMOBILISE	**186.765**	**1.225.097**	**1.222.373**
ACTIF CIRCULANT			
Stocks et en-cours	886	5.814	5.587
Clients et comptes rattachés	929	6.093	3.097
Etat - Impôt différé	7.480	49.068	43.929
Autres créances	10.535	69.105	71.308
Autres valeurs mobilières	10.517	68.985	69.640
Disponibilités	21.008	137.804	132.218
ACTIF CIRCULANT	**51.355**	**336.870**	**325.779**
COMPTES DE REGULARISATION			
Charges constatées d'avance	2.006	13.159	9.214
Charges à répartir sur plusieurs exercices	2.166	14.206	14.785
Primes de remboursement des obligations	7.830	51.364	57.009
TOTAL GENERAL	**250.122**	**1.640.696**	**1.629.159**

BILAN PASSIF	En milliers d'euros 30/04/01	En milliers de francs 30/04/01	31/10/00
Capital social	16.928	111.038	109.958
Primes d'émission, de fusion, d'apport	9.106	59.734	58.384
Réserve légale	1.676	10.996	9.055
Autres réserves et report à nouveau	8.763	57.481	40.528
Réserves consolidées	4.207	27.593	4.634
Ecarts de conversion Groupe	166	1.091	1.233
RESULTAT DE L'EXERCICE (Groupe)	4.459	29.248	56.706
CAPITAUX PROPRES	**45.305**	**297.182**	**280.498**
Intérêts hors groupe (Minoritaires)	3.264	21.412	23.102
Résultat hors groupe (Minoritaires)	1.044	6.847	12.063
INTERETS MINORITAIRES	**4.308**	**28.259**	**35.165**
Provisions pour risques	6.292	41.275	47.264
Provisions pour charges	1.586	10.400	3.019
PROVISIONS RISQUES ET CHARGES	**7.878**	**51.676**	**50.283**
DETTES			
Emprunts obligataires convertibles	59.651	391.286	391.286
Emprunts et dettes auprès des établissements de crédit	55.037	361.016	341.266
Emprunts et dettes financières divers	1.926	12.636	21.991
Dettes fournisseurs et comptes rattachés	6.364	41.746	31.181
Dettes fiscales et sociales	24.627	161.544	165.772
Dettes sur immobilisations	33.459	219.474	249.351
Autres dettes	9.992	65.543	38.481
DETTES	**191.056**	**1.253.246**	**1.239.328**
COMPTES DE REGULARISATION			
Ecarts de conversion passif			450
Produits constatés d'avance	1.575	10.333	23.435
TOTAL GENERAL	**250.122**	**1.640.696**	**1.629.159**

Compte de résultats

	En milliers d'euros			En milliers de francs		
	30/04/01	30/04/00	31/10/00	30/04/01	30/04/00	31/10/00
Activités annexes réalisées en France	3.864	3.740	8.298	25.347	24.534	54.432
Activités annexes réalisées à l'Etranger	5.185	1.735	7.022	34.014	11.381	46.058
Produits nets des jeux réalisés en France	46.549	40.702	87.589	305.339	266.988	574.548
Produits nets des jeux réalisés à l'Etranger	5.129	5.292	10.317	33.646	34.710	67.674
CHIFFRE D'AFFAIRES NET	**60.728**	**51.469**	**113.226**	**398.347**	**337.614**	**742.712**
Subventions d'exploitation	629	379	824	4.129	2.485	5.405
Reprises sur amortissements et provisions & transferts de charges	6.893	8.174	16.218	45.216	53.616	106.384
Autres produits	193	26	65	1.268	172	428
PRODUITS D'EXPLOITATION	**68.443**	**60.048**	**130.333**	**448.960**	**393.886**	**854.929**
Achats de marchandises	(28)	(9)	(216)	(184)	(58)	(1.419)
Variation de stocks de marchandises	1	68	77	4	444	505
Achats de matières premières et autres approvisionnements	(2.708)	(2.022)	(4.410)	(17.765)	(13.264)	(28.928)
Variation de stocks matières premières et approvisionnements	34	46	52	226	299	342
Autres achats et charges externes	(17.515)	(14.519)	(29.650)	(114.893)	(95.241)	(194.493)
Impôts, taxes et versements assimilés	(2.605)	(2.720)	(5.426)	(17.087)	(17.840)	(35.591)
Salaires et traitements	(16.657)	(14.264)	(31.002)	(109.264)	(93.566)	(203.360)
Charges sociales & Participation des salariés	(6.484)	(6.061)	(12.823)	(42.531)	(39.760)	(84.113)
Dotations aux amortissements sur immobilisations	(4.683)	(3.985)	(8.272)	(30.717)	(26.138)	(54.259)
Dotations aux provisions sur actif circulant	*(1.443)*	*(241)*	*(464)*	*(9.466)*	*(1.578)*	*(3.046)*
Dotations aux provisions pour risques et charges	(531)	(516)	(1.002)	(3.481)	(3.388)	(6.574)
Autres charges	(891)	(647)	(1.542)	(5.847)	(4.242)	(10.117)
CHARGES D'EXPLOITATION	**(53.510)**	**(44.871)**	**(94.679)**	**(351.004)**	**(294.333)**	**(621.052)**
RESULTAT D'EXPLOITATION	**14.933**	**15.177**	**35.654**	**97.955**	**99.553**	**233.877**
Quote part de résultat sur opérations faites en commun	(280)	(24)	0	(1.834)	(161)	0
Reprise sur provisions et transferts de charges	0	12	15	1	79	101
Autres produits financiers	351	466	1.933	2.302	3.057	12.677
PRODUITS FINANCIERS	**351**	**478**	**1.948**	**2.303**	**3.136**	**12.778**
Dotations financières aux amortissements et provisions	(901)	(24)	(1.041)	(5.909)	(155)	(6.827)
Autres charges financières	(3.030)	(3.189)	(6.469)	(19.878)	(20.922)	(42.437)
CHARGES FINANCIERES	**(3.931)**	**(3.213)**	**(7.510)**	**(25.787)**	**(21.077)**	**(49.264)**
RESULTAT FINANCIER	**(3.580)**	**(2.735)**	**(5.562)**	**(23.484)**	**(17.940)**	**(36.486)**
RESULTAT COURANT AVANT IMPOTS	**11.073**	**12.417**	**30.092**	**72.637**	**81.452**	**197.390**
Produits exceptionnels	4.484	1.183	2.024	29.410	7.758	13.279
Charges exceptionnelles	(1.248)	(1.935)	(2.570)	(8.184)	(12.693)	(16.860)
RESULTAT EXCEPTIONNEL	**3.236**	**(752)**	**(546)**	**21.227**	**(4.935)**	**(3.581)**
Impôts sur les sociétés	(6.028)	(4.797)	(12.372)	(39.542)	(31.468)	(81.152)
Impôts différés sur les bénéfices	783	141	49	5.138	922	324
RESULTAT DES SOCIETES INTEGREES	**9.065**	**7.008**	**17.224**	**59.460**	**45.971**	**112.981**
Dont Résultat revenant aux minoritaires	**1.044**	**729**	**1.839**	**6.847**	**4.779**	**12.063**
Résultat part du groupe (avant amort. des écarts d'acquisition)	**8.021**	**6.280**	**15.385**	**52.612**	**41.192**	**100.918**
Amortissements des écarts d'acquisition	*(3.562)*	*(3.079)*	*(6.740)*	*(23.364)*	*(20.200)*	*(44.213)*
RESULTAT GROUPE	**4.459**	**3.200**	**6.645**	**29.248**	**20.992**	**56.706**

Tableau de financement

	En milliers d'euros		En milliers de francs	
TABLEAU DES FLUX DE TRESORERIE	30/04/01	31/10/00	30/04/01	31/10/00
Résultat net des sociétés consolidées	**5.503**	**10.484**	**36.095**	**68.768**
Elimination des charges et produits sans incidence sur la trésorerie ou non liés à l'activité				
Amortissements et provisions	8.219	14.989	53.910	98.321
Variation des impôts différés	(783)	(49)	(5.138)	(324)
Plus values sur cessions d'immobilisations	(27)	134	(179)	880
Autres opérations sans incidence sur la trésorerie	35	0	231	0
Marge brute d'autofinancement des sociétés intégrées	**12.946**	**25.557**	**84.919**	**167.645**
Variation en fonds de roulement lié à l'activité	(85)	2.673	(560)	17.534
Flux de trésorerie net généré par l'activité	**12.860**	**28.230**	**84.359**	**185.179**
Flux de trésorerie lié aux opérations d'investissement				
Acquisitions d'immobilisations	(10.409)	(23.571)	(68.280)	(154.615)
Cessions d'immobilisations	454	298	2.976	1.955
Incidence des variations de périmètre	(1.099)	(51)	(7.208)	(333)
Flux de trésorerie lié aux opérations d'investissement	**(11.054)**	**(23.324)**	**(72.512)**	**(152.993)**
Flux de trésorerie liés aux opérations de financement				
Dividendes versés aux actionnaires de la maison mère	(1.394)	(1.610)	(9.146)	(10.564)
Dividendes versés aux minoritaires *des sociétés intégrées*	(1.213)	(1.051)	(7.955)	(6.892)
Augmentation de capital en numéraire	1.702	165	11.167	1.084
Emprunts souscrits	6.472	62.003	42.456	406.715
Remboursements d'emprunts	(11.892)	(62.163)	(78.009)	(407.761)
Flux net de trésorerie lié aux opérations de financement	**(6.325)**	**(2.655)**	**(41.487)**	**(17.418)**
Incidence de la variation des cours des devises	**(2)**	**196**	**(16)**	**1.287**
Variation de trésorerie	**(4.521)**	**2.448**	**(29.656)**	**16.055**
Trésorerie d'ouverture	**30.773**	**28.325**	**201.856**	**185.801**
Trésorerie de clôture	**26.252**	**30.773**	**172.200**	**201.856**

RAPPORT SEMESTRIEL D'ACTIVITE

Pour le premier semestre de l'exercice 2000/2001, le Produit Brut des Jeux s'élève à FRF 705,5 millions (€ 107,6 millions) contre FRF 618,3 millions (€ 94,4 millions) pour le premier semestre de l'exercice précédent, soit une progression de 14,1 %.

Le chiffre d'affaires consolidé ressort à FRF 426,4 millions (€ 65 millions) avant lissage des prélèvements progressifs. Il est de FRF 398,3 millions (€ 60,7 millions) après lissage en augmentation de 18 % par rapport à l'année passée.

Toutefois, les deux établissements situés en Suisse, la SA Casino de Saxon qui détient les murs du casino et l'Hôtel du Parc à Martigny ayant été intégrés au second semestre 1999/2000, l'évolution est de 11 % à périmètre comparable. Le chiffre d'affaires de ces deux sociétés est uniquement composé d'activités annexes et ne contient pas de Produit Brut des Jeux.

Le résultat d'exploitation consolidé du Groupe reste stable à FRF 98 millions (€ 14,9 millions) contre FRF 99,6 millions (€ 15,2 millions) l'exercice précédent.

Le résultat d'exploitation contient désormais la participation des salariés et les exercices précédents ont été retraités par souci d'homogénéité.

Retraité des filiales suisses, le résultat d'exploitation consolidé du Groupe ressort à FRF 99,6 millions.

Le résultat consolidé des sociétés intégrées s'établit à FRF 59,5 millions (€ 9,1 millions) contre FRF 46 millions (€ 7 millions) pour le premier semestre 1999/2000 en progression de 29,3 %.

A périmètre comparable, le résultat consolidé des sociétés intégrées reste stable à FRF 44,3 millions (€ 6,7 millions).

Le résultat net part du Groupe est de FRF 29,2 millions (€ 4,5 millions) contre FRF 21 millions (€ 3,2 millions) pour l'exercice précédent soit une évolution de 39 %.

A périmètre comparable, le résultat net part du Groupe est de FRF 16,1 millions (€ 2,5 millions).

ANNEXE AUX COMPTES CONSOLIDES INTERMEDIAIRES AU 30 AVRIL 2001

1) Principes et méthodes comptables.

Les principes et méthodes comptables retenus pour l'établissement des comptes intermédiaires consolidés au 30 avril 2001 sont identiques à ceux retenus pour l'exercice clos au 31 octobre 2000. Les nouvelles dispositions du règlement 99-02 du Comité de la Réglementation Comptable relatif aux comptes consolidés homologué le 22 juin 1999 ont été appliquées pour la première fois lors de l'arrêté du 31 octobre 2000.

2) Aménagements retenus pour l'établissement des comptes intermédiaires.

Lissage des prélèvements sur les jeux :

Le prélèvement de l'état est progressif sur le Produit Brut des Jeux de table et sur le Produit Brut Théorique des machines à sous. Son taux évolue de 10 % pour FRF 380 milliers à 80 % pour la tranche supérieure à FRF 61.875 milliers et il est calculé chaque mois.

Une provision a été constituée pour éviter que le second semestre de l'exercice soit pénalisé par la progressivité de ce prélèvement. Cette provision s'élève au 30 avril 2001 à FRF 28.022 milliers et figure en dettes fiscales et sociales.

3) Périmètre.

Le périmètre de consolidation est identique à celui retenu au 31 octobre 2000.

La participation détenue par la société COMPAGNIE EUROPEENNE DE CASINOS dans la SA Casino de Saxon est passée de 72,85 % à 94,57 % au début de l'exercice et un écart d'acquisition de FRF 2.671 milliers a été dégagé.

4) Détail de certains postes.

4-1) Détail des produits et charges financières.

Les produits et charges financières évoluent comme suit :

En milliers de francs	30 avril 2001	30 avril 2000	31 octobre 2000
Produits financiers	2.303	3.136	12.778
Charges financières	25.787	21.077	49.264
Résultat financier	**(23.484)**	**(17.941)**	**(36.486)**

Les charges financières incluent au 30 avril 2001, FRF 18,7 millions d'intérêts d'emprunts ainsi qu'une dotation aux amortissements de FRF 5,6 millions pour la prime de remboursement de l'emprunt obligataire émis par la société COMPAGNIE EUROPEENNE DE CASINOS.

4-2) Résultat exceptionnel.

Le résultat exceptionnel s'établit comme suit :

En milliers de francs	
Résultat sur cessions d'immobilisations	179
Subventions investissement virées au résultat de l'exercice	970
Reprise de provisions sur contrôle fiscal C.E.C.	3.600
Indemnités & abandon de créances SWISSCOM	17.722
Autres produits et charges exceptionnels nets	(1.244)
Résultat exceptionnel	**21.227**

4-3) Participation des salariés.

La participation des salariés est désormais comprise dans les charges de personnel. Les comptes de résultat au 30 avril 2000 et 31 octobre 2000 ont été retraités pour tenir compte de ce reclassement.

Le montant de la participation des salariés au 30 avril 2001 s'élève à FRF 5.587 milliers contre FRF 5.493 milliers pour le 30 avril 2000.

4-4) Amortissement des écarts d'acquisition.

Les écarts d'acquisition sont amortis sur 20 ans linéairement conformément à la règle appliquée par les principaux groupes de casinos en France ou sur une période plus courte lorsque la situation de la société consolidée le justifie.

La dotation linéaire de la période s'élève à FRF 22.518 milliers.

La dotation exceptionnelle de la période s'élève à FRF 846 milliers (concerne la Seyne s/ Mer).

4-5) Titres de participations.

L'augmentation de ce poste correspond à l'achat par la société COMPAGNIE EUROPEENNE DE CASINOS de 65 % du capital de la SA Les Sources d'Equilibres. Cette holding détient une participation de 48 % dans la société SET BRIDES qui possède les thermes de Brides Les Bains. Le montant de cette participation s'élève à FRF 6.177 milliers.

4-6) Autres titres immobilisés.

L'augmentation de ce poste correspond à l'achat par le casino de Pornic de 100 % des parts de la SCI Les Mouettes qui possède un terrain bâti jouxtant le casino. Le montant de cette participation s'élève à FRF 5.943 milliers.

4-7) Provisions pour risques et charges.

Ce poste évolue comme suit par rapport au 31 octobre 2000 :

En milliers de francs	
Montant au 31 octobre 2000	**50.283**
Reprise de provision contrôle fiscal C.E.C.	(3.600)
Reclassement provision à caractère fiscal (Casino de Saxon)	7.552
Reprise de provision Kherzo (Casino de Quiberon)	(3.214)
Diverses dotations nettes de reprises	655
Montant au 30 avril 2001	**51.676**

5) Incidence des variations de périmètre.

Nos deux établissements situés en Suisse, la SA Casino de Saxon et l'Hôtel du Parc à Martigny n'étaient pas intégrés au premier semestre 1999/2000.

L'impact de ces sociétés sur le compte de résultat consolidé est le suivant :

En milliers de francs	1er semestre 00/01	Exercice 99/00
Chiffre d'affaires	23.493	24.165
Résultat d'exploitation	(1.615)	2.990
Résultat net part du groupe	13.193	(467)
Résultat net part des minoritaires	375	658

Le Groupe poursuit ses investissements en Suisse et a postulé pour l'attribution :

- d'une licence A ou B à SAXON,
- d'une licence B à MEYRIN,
- d'une licence B à FRIBOURG.

L'attribution de ces licences aura lieu au mois de novembre 2001.

6) Résultat consolidé par action.

Le résultat rapporté à une action évolue comme suit :

	30/04/01	30/04/00	31/10/00
Résultat part du Groupe (en milliers de francs)	29.248	20.992	56.706
Nombre d'actions émises	1.850.637	1.510.203	1.832.637
Résultat par action (en franc)	**15,80**	**13,90**	**30,94**
Résultat dilué par action (en franc)	**11,80**	**10,24**	**22,88**

Le nombre d'actions potentielles pour calculer le résultat dilué s'établit à :

	30/04/01	30/04/00	31/10/00
Nombre d'actions émises	1.850.637	1.510.203	1.832.637
Conversion des obligations en actions	615.384	512.820	615.384
Levée des bons de souscriptions d'actions	269	15.224	18.269
Levée des stocks-options	12.500	12.500	12.500
Nombre d'actions potentielles	**2.478.790**	**2.050.747**	**2.478.790**

La variation du nombre d'actions potentielles lors de la conversion des obligations et de la levée des bons de souscription d'actions résulte de l'attribution au cours du second semestre 2000 d'une action gratuite pour cinq actions détenues.

7) Tableau de variation des capitaux propres consolidés.

En milliers de francs	Capital	Primes	Réserve légale	Autres réserves et report à nouveau	Réserves consolidées	Ecart de conversion	Résultat de l'exercice	Situation nette
Situation nette au 31/10/99	**90.548**	**83.046**	**8.695**	**28.042**	**(16.240)**	**369**	**36.362**	**230.822**
Affectation résultat 98/99			360	6.149	29.853		(36.362)	
Distribution de dividendes					(10.564)			(10.564)
Attribution actions gratuites	18.122	(18.122)						
Création réserve indisp.		(6.540)		6.540				
Exercice de BSA	1.084							1.084
Attribution actions gratuites	204			(204)				
Ecart de conversion						865		865
Ajustements divers					1.585			1.585
Résultat de l'exercice							56.706	56.706
Situation nette au 31/10/00	**109.958**	**58.384**	**9.055**	**40.527**	**4.634**	**1.233**	**56.706**	**280.498**
Affectation résultat 99/00			1.941	17.134	37.631		(56.706)	
Distribution de dividendes					(14.672)			(14.672)
Exercice de BSA	1.080	1.350		(180)				2.250
Ecart de conversion						(142)		(142)
Résultat du semestre							29.248	29.248
Situation nette au 30/04/01	**111.038**	**59.734**	**10.996**	**57.481**	**27.593**	**1.091**	**29.248**	**297.182**

8) Répartition du capital et des droits de vote.

	Avant Dilution			Après Dilution		
	Actions	%	% Vote	Actions	%	% Vote
A. DER KRIKORIAN	94.008	5,08 %	7,49 %	94.008	3,79 %	5,99 %
M. DER KRIKORIAN	6.900	0,37 %	0,55 %	6.900	0,28 %	0,44 %
C. ROBERT	4.356	0,24 %	0,35 %	4.356	0,18 %	0,28 %
S. MICHELET	108.014	5,84 %	8,61 %	108.014	4,36 %	6,89 %
T. AKOPOFF	95.503	5,16 %	7,61 %	95.503	3,85 %	6,09 %
JL. LENDORMY	112.580	6,08 %	8,97 %	112.580	4,54 %	7,18 %
G. SIMONIAN	35.828	1,94 %	2,86 %	35.828	1,45 %	2,28 %
C. VASORI	44.056	2,38 %	3,51 %	44.056	1,78 %	2,81 %
F.VALS	16.834	0,91 %	1,34 %	16.834	0,68 %	1,07 %
S. ROBERT	10.929	0,59 %	0,87 %	10.929	0,44 %	0,70 %
Total membres du pacte	**529.008**	**28,59 %**	**42,17 %**	**529.008**	**21,34 %**	**33,73 %**
P. physiques proches du pacte - JACOMINO (1)	105.378	5,69 %	8,40 %	105.378	4,25 %	6,72 %
Autres P. physiques (2)	23.611	1,28 %	1,88 %	23.611	0,95 %	1,50 %
Autres institutionnels	121.511	6,57 %	4,85 %	121.511	4,90 %	3,88 %
Sous-total	**779.508**	**42,12 %**	**57,31 %**	**779.508**	**31,45 %**	**45,83 %**
Public et porteurs	1.071.129	57,88 %	42,69 %	1.699.282	68,55 %	54,17 %
TOTAL	**1.850.637**	**100,00 %**	**100,00 %**	**2.478.790**	**100,00 %**	**100,00 %**

(1) M. JACOMINO devrait intégrer le pacte moyennant la mise en place d'un avenant.

(2) Personnes proches de M. André DER KRIKORIAN.

Le détail du nombre d'actions après dilution se trouve dans le paragraphe 6 " Résultat consolidé par action ".

9) Evénements postérieurs à la période intermédiaire.

Le casino d'Arcachon (Gironde) a obtenu l'autorisation d'exploiter 20 machines à sous supplémentaires qui sont en service depuis le 8 juin 2001.

Dans le cadre de sa politique de développement, le Groupe a acquis le 27 juin 2001 la société exploitant le casino de Pléneuf-Val André dans les Côtes-d'Armor. Situé à 27 kilomètres de Saint-Brieuc, ce casino exploite 69 machines à sous.

Grâce à cette acquisition, le nombre de machines à sous exploitées par le Groupe est de 1.317.

Le 22 juin 2001, après augmentation et conversion du capital en euro, le nominal des actions de la société COMPAGNIE EUROPEENNE DE CASINOS a été divisé par deux afin d'améliorer la liquidité du titre qui est côté au second marché.

3.3.2 Informations complémentaires aux annexes sur les comptes consolidés au 30 avril 2001

Inventaire des valeurs mobilières de placement

Les valeurs mobilières se décomposent comme suit :

- Actions COMPAGNIE EUROPEENNE DE CASINOS détenues en propre pour FRF 24 millions
- SICAV de trésorerie court terme pour FRF 18 millions chez Belcasinos
- SICAV reparties dans les différents casinos FRF 27 millions

Variation des intérêts minoritaires

En milliers de francs	
Intérêts minoritaires au 31/10/2000	35.165
Dividendes versés	(9.376)
Part des minoritaires dans le résultat du 1er semestre	6.847
Variation de périmètre (rachat des minoritaires sur Saxon)	(4.386)
Divers	9
Intérêts minoritaires au 30/04/2001	**28.259**

Détail du chiffre d'affaires

En milliers de francs	
Produit Brut Boule et Grands Jeux	77.583
Produit Brut Machines à Sous	627.932
Produit Brut des Jeux	**705.515**
Prélèvements	(334.414)
Prélèvements à employer	(4.093)
Provision pour lissage	(28.022)
S/total chiffre d'affaires des jeux	**338.986**
Bar, restauration et hôtellerie	35.873
Discothèque	5.736
Autres	17.752
S/total chiffre d'affaires activités annexes	**59.361**
TOTAL CHIFFRE D'AFFAIRES CONSOLIDÉ	**398.347**

3.3.3 Rapport des Commissaires aux Comptes

RAPPORT DES COMMISSAIRES AUX COMPTES SUR L'EXAMEN LIMITE DES COMPTES CONSOLIDES SEMESTRIELS

Mesdames, Messieurs,

En notre qualité de commissaire aux comptes et en application de l'article L.232-7 du Code de commerce, nous avons procédé à :

- L'examen limité du tableau d'activité et de résultats présenté sous la forme de comptes intermédiaires consolidés de la société COMPAGNIE EUROPEENNE DE CASINOS, relatifs à la période du 1er novembre 2000 au 30 avril 2001, établis en francs français, tels qu'ils sont joints au présent rapport.
- La vérification des informations données dans le rapport semestriel.

Ces comptes intermédiaires consolidés ont été établis sous la responsabilité du Conseil d'Administration. Il nous appartient, sur la base de notre examen limité, d'exprimer une conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes de la profession ; ces normes requièrent la mise en œuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes intermédiaires ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en œuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause la régularité et la sincérité des comptes intermédiaires et l'image fidèle qu'ils donnent du résultat des opérations du semestre ainsi que de la situation financière et du patrimoine de l'ensemble constitué par les entreprises comprises dans la consolidation à la fin de ce semestre.

Nous avons également procédé à la vérification des informations données dans le rapport semestriel commentant les comptes intermédiaires consolidés sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes intermédiaires consolidés.

Fait à Paris, le 27 août 2001.

Les commissaires aux comptes

FIGESTOR — Jean-François Colomes

MAZARS & GUERARD — Yves Robin

3.3.4 Faits marquants du 1er semestre

Le 15 novembre 2000, la COMPAGNIE EUROPEENNE DE CASINOS a ouvert un nouvel établissement en France à Evaux-les-Bains (25km de Montluçon).

30 machines à sous ont été installées à Salies-de-Béarn (Pyrénées-Atlantiques) le 5 avril 2001.

Le casino d'Arcachon (Gironde) a obtenu l'autorisation d'exploiter 20 machines à sous supplémentaires, mises en service le 8 juin 2001.

Dans le cadre de sa politique de développement, le Groupe a acquis le 27 juin 2001 la société exploitant le casino de Pléneuf-Val André (27 km de Saint-Brieuc) ainsi que sa filiale " l'Hôtel Georges – 3 étoiles ". Cette opération entre dans le périmètre du Groupe à compter du 1er juillet 2001.

Le nombre de machines à sous exploitées par le Groupe est désormais de 1.317. Il convient de noter que des demandes d'autorisation d'exploiter des machines à sous, pour nos établissements ouverts récemment (Gréoux-les-Bains et Evaux-les-Bains), ont été déposées, ce qui devrait encore contribuer à l'élargissement du parc du Groupe à court terme.

3.3.5 Faits marquants du 2e semestre

(en millions d'euros) Du 01/11/00 au 31/10/01	2000/2001	1999/2001	Variation
Produit Brut des Jeux	226,35	199,69	+13,4 %
Total Prélèvements Jeux	117,32	101,78	+15,3 %
CA net des Jeux	109,03	97,91	+11,4 %
CA activités annexes	19,59	15,32	+27,9 %
CA Consolidé	**128,63**	**113,23**	**+13,6 %**

COMPAGNIE EUROPEENNE DE CASINOS enregistre une croissance de son chiffre d'affaires de +13,6 % après intégration du casino du Val-André à compter du 1er juillet 2001. Les sociétés " Sources d'Equilibres" et "SET Brides" seront consolidées par mise en équivalence ; à titre indicatif, le chiffre d'affaires réalisé du 1er mars au 31 octobre 2001 s'élève à € 10,2 millions.

Le 22 juin 2001, après augmentation et conversion du capital en euro, une division par 2 du titre a été réalisée afin d'accroître sa liquidité.

En Belgique, deux arrêtés royaux relatifs au fonctionnement et à l'administration de casinos (établissements de classe 1) et dressant la liste des jeux de hasard autorisés ont été publiés au Moniteur Belge le 31 juillet 2001. Ces textes précisent notamment :

- la possibilité d'exploiter des machines à sous dans les casinos
- la limitation à 9 du nombre de casinos autorisés en Belgique. Ceux-ci ne peuvent être exploités que sur le territoire de 8 communes (dont Ostende, Spa et Chaudfontaine), ainsi que sur le territoire d'une des 19 communes de la région de Bruxelles-Capitale.

Dans le cadre de sa politique de développement internationale, COMPAGNIE EUROPEENNE DE CASINOS a obtenu le 24 octobre 2001 l'accord du Conseil Fédéral Suisse pour exploiter le casino à Meyrin (licence B), commune limitrophe de Genève. D'une surface de 3.000 m², cet établissement exploitera dès son ouverture programmée en juillet 2002 : 150 machines à sous et 6 tables de jeux. Le bassin de population dans un rayon d'une heure ressort à 670.000 habitants à revenus élevés, auxquels s'ajoutent 2,4 millions de nuitées annuelles. De plus, le casino le plus proche en Suisse se situe à près de 100 km de Meyrin, à l'autre extrémité du lac Léman, ce qui renforce la position stratégique déterminante de ce casino.

COMPAGNIE EUROPEENNE DE CASINOS a postulé sans succès pour l'obtention d'une licence A ou B à Saxon et d'une licence B à Fribourg. En conséquence de la non-attribution de la licence de Saxon, COMPAGNIE EUROPEENNE DE CASINOS entend passer une provision exceptionnelle sur les titres qu'elle détient dans la SA Casino de Saxon. A ce jour, COMPAGNIE EUROPEENNE DE CASINOS estime cette provision à environ € 4 millions. Cette provision sera constatée dans les comptes de l'exercice clos le 31 octobre 2001.

Le casino de Gréoux-les-Bains (Alpes de Haute-Provence) a installé ses 30 premières machines à sous le 1er novembre 2001.

Le 15 novembre, le casino de Plombières (Vosges), 19ème établissement du Groupe, a ouvert ses portes.

Le casino de Cazaubon-Barbotan (Gers) a obtenu l'autorisation d'exploiter 20 machines à sous supplémentaires, ce qui portera le parc de cet établissement à 50 appareils dès le 21 décembre prochain.

Le casino d'Evaux-les-Bains (à 25 km de Montluçon) a obtenu l'autorisation d'installer 30 machines à sous qui seront mises en service en janvier 2002.

Enfin, lors du Conseil d'Administration du 14 décembre 2001, le Conseil d'Administration de COMPAGNIE EUROPEENNE DE CASINOS a indiqué, que compte tenu des événements tragiques récents intervenus à Prague, mandat a été donné au Président de COMPAGNIE EUROPEENNE DE CASINOS PRAHA, société opératrice du casino de Prague, de mettre en œuvre la cession de l'intégralité de la participation détenue par COMPAGNIE EUROPEENNE DE CASINOS dans la société COMPAGNIE EUROPEENNE DE CASINOS PRAHA.

3.4 FAITS EXCEPTIONNELS ET LITIGES

A l'exception des litiges mentionnés dans le document de référence visé au paragraphe 3.1 de la présente note, il n'existe aucun fait exceptionnel ou litige susceptible d'avoir un impact sur l'activité ou la performance financière de COMPAGNIE EUROPEENNE DE CASINOS.

L'affaire CDTH / Jouve, un litige opposant les cédants du casino de Hyères à l'ancien propriétaire, est pendante. L'ancien propriétaire a intenté une action contre CDTH, la société opératrice du casino de Hyères. COMPAGNIE EUROPEENNE DE CASINOS considère que cette action à son encontre n'est pas fondée et a entamé une action en annulation du nantissement auprès du Tribunal de Grande Instance de Toulon. COMPAGNIE EUROPEENNE DE CASINOS ne constituera aucune provision à ce titre dans les comptes au 31 octobre 2001. Quelle que soit l'issue de la procédure, COMPAGNIE EUROPEENNE DE CASINOS estime que l'impact négatif maximum s'élèverait à € 3 millions.

Cependant, il est important de rappeler que les régimes de prélèvements fiscaux en France sur le produit brut des jeux sont actuellement en cours d'analyse par les autorités concernées. L'alourdissement de ces prélèvements pourra modifier la rentabilité des opérateurs de casinos en France à compter de l'exercice 2001-2002.

4 PERSONNES QUI ASSUMENT LA RESPONSABILITE DE LA PRESENTE NOTE

4.1. POUR LA PRESENTATION DE L'OFFRE

Goldman Sachs International et CIBC World Markets plc

4.2. POUR LA PRESENTATION DE ACCOR CASINOS

A notre connaissance, les données de la présente note sont conformes à la réalité et ne comportent pas d'omission de nature à en altérer la portée.

Le Président du Conseil d'Administration
Sven Boinet

4.3. POUR LA PRESENTATION DE COMPAGNIE EUROPEENNE DE CASINOS

A notre connaissance, les données de la présente note sont conformes à la réalité et ne comportent pas d'omission de nature à en altérer la portée.

Le Président du Conseil d'Administration
André Der Krikorian

En notre qualité de commissaire aux comptes de la société ACCOR CASINOS et en application du règlement COB 89-03 nous avons procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations portant sur la situation financière et les comptes historiques données dans la présente note d'information établie à l'occasion de l'offre publique d'achat sur les actions, obligations convertibles en actions et les bons de souscription d'actions de la société COMPAGNIE EUROPEENNE DE CASINOS par la société ACCOR CASINOS .

Cette note d'information a été établie sous la responsabilité de Monsieur Sven Boinet, Président du Conseil d'Administration de la société ACCOR CASINOS. Il nous appartient d'émettre un avis sur la sincérité des informations qu'elle contient portant sur la situation financière et les comptes relatifs à la société ACCOR CASINOS.

Nos diligences ont consisté, conformément aux normes professionnelles applicables en France, à apprécier la sincérité des informations portant sur la situation financière et les comptes, à vérifier leur concordance avec les comptes ayant fait l'objet d'un rapport. Elles ont également consisté à lire les autres informations contenues dans la note d'information, afin d'identifier le cas échéant les incohérences significatives avec les informations portant sur la situation financière et les comptes, et de signaler les informations manifestement erronées que nous aurions relevées sur la base de notre connaissance générale de la société ACCOR CASINOS acquise dans le cadre de notre mission. Cette note d'opération ne contient pas de données prévisionnelles isolées relatives à la société ACCOR CASINOS résultant d'un processus d'élaboration structuré.

Les comptes annuels de ACCOR CASINOS pour les exercices clos les 31 octobre 1999 et 31 octobre 2000 ainsi que les comptes consolidés pour l'exercice clos le 31 octobre 1999 arrêtés par le Conseil d'Administration de ACCOR CASINOS, ont fait l'objet d'un audit par les cabinets Barbier Frinault et Associés et SCP Plazen Follin, selon les normes professionnelles applicables en France, et ont été certifiés sans réserve ni observation.

Les comptes consolidés de ACCOR CASINOS pour l'exercice clos le 31 octobre 2000, établis à usage interne sous la responsabilité du Président du Conseil d'Administration, ont fait l'objet d'un audit par les cabinets Barbier Frinault et Associés et SCP Plazen Follin, selon les normes professionnelles applicables en France, et ont été certifiés sans réserve ni observation.

Les comptes intermédiaires consolidés de ACCOR CASINOS au 30 avril 2001 établis à usage interne par le Directeur Général de la société, ont fait l'objet d'un examen limité par nos soins, selon les normes professionnelles applicables en France. Aucune réserve ni observation n'a été formulée dans notre rapport.

Sur la base de ces diligences, nous n'avons pas d'observation à formuler sur la sincérité des informations portant sur la situation financière et les comptes, présentées dans cette note d'information et relatives à la société ACCOR CASINOS.

Neuilly, le 3 janvier 2002

Le Commissaire aux Comptes

BARBIER FRINAULT & AUTRES
Nicolas SABRAN

En notre qualité de Commissaires aux Comptes de la société COMPAGNIE EUROPEENNE DE CASINOS et en application du règlement COB 89-03, nous avons procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations portant sur la situation financière et les comptes historiques données dans la présente note d'information établie à l'occasion de l'offre publique d'achat portant sur les actions, les obligations convertibles en actions et les bons de souscription d'actions de la société COMPAGNIE EUROPEENNE DE CASINOS par la société ACCOR CASINOS.

Cette note d'information a été établie sous la responsabilité de Monsieur André DER KRIKORIAN, Président du Conseil d'Administration de COMPAGNIE EUROPEENNE DE CASINOS. Il nous appartient d'émettre un avis sur la sincérité des informations qu'elle contient portant sur la situation financière et les comptes.

Nos diligences ont consisté, conformément aux normes professionnelles applicables en France, à apprécier la sincérité des informations portant sur la situation financière et les comptes, à vérifier leur concordance avec les comptes ayant fait l'objet d'un rapport. Elles ont également consisté à lire les autres informations contenues dans la note d'information, afin d'identifier le cas échéant les incohérences significatives avec les informations portant sur la situation financière et les comptes, et de signaler les informations manifestement erronées que nous aurions relevées sur la base de notre connaissance générale de la société COMPAGNIE EUROPEENNE DE CASINOS acquise dans le cadre de notre mission. Cette note d'information ne contient pas de données prévisionnelles relatives à COMPAGNIE EUROPEENNE DE CASINOS et résultant d'un processus d'élaboration structuré.

Les comptes consolidés pour les exercices clos le 31 Octobre 1999 et le 31 Octobre 2000, arrêtés par le Conseil d'Administration, ont fait l'objet d'un audit par nos soins, selon les normes professionnelles applicables en France, et ont été certifiés sans réserve ni observation.

Les comptes intermédiaires consolidés au 30 Avril 2001 ont fait l'objet d'un examen limité par nos soins, selon les normes professionnelles applicables en France. Aucune réserve, ni observation n'a été formulée dans notre rapport.

Sur la base de ces diligences, nous n'avons pas d'observation à formuler sur la sincérité des informations portant sur la situation financière et les comptes, présentées dans cette note d'information et relatives à la société COMPAGNIE EUROPEENNE DE CASINOS.

Paris, le 4 janvier 2002

Les Commissaires aux Comptes
Membres de la Compagnie de Paris

MAZARS & GUERARD — Yves ROBIN

FIGESTOR — Jean-François COLOMES